EASTMAN

Growing from a position of strength

2011 ANNUAL REPORT



Change in Accounting: In first quarter 2012, Eastman Chemical Company ("Eastman" or the "Company") elected to change its method of accounting for actuarial gains and losses for its pension and other postretirement benefit ("OPEB") plans. Other than the adjusted statements of earnings included in the "Unaudited Statements of Earnings Adjusted for Change in Accounting and Non-GAAP Reconciliations" section of this Annual Report and the financial measures in the Chairman and CEO's letter that begins on the next page of this Annual Report, the financial information in this Annual Report has not been adjusted for the effect of the accounting change. Additional information is available in the Company's Current Report on Form 8-K filed on March 7, 2012 with the Securities and Exchange Commission (the "SEC").

Non-GAAP Financial Measures: The Chairman and CEO's letter that begins on the next page of this Annual Report includes non-GAAP operating earnings and earnings per share that exclude asset impairments and restructuring charges and gains, early debt extinguishment costs, and mark-to-market pension and OPEB adjustments, and non-GAAP cash provided by operating activities excluding tax payment on sale of the PET business, additions to properties and equipment, and dividends (referred to as "free cash flow"). Reconciliations to the most directly comparable GAAP financial measures for each of the periods referenced in the Chairman and CEO's letter are included in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the "Unaudited Statements of Earnings Adjusted for Change in Accounting and Non-GAAP Reconciliations" section beginning on page 88 of this Annual Report. Other non-GAAP financial measures and reconciliations to the most directly comparable GAAP financial measures for 2011, 2010, and 2009 for the Company and its segments are also included in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Annual Report.

Forward-Looking Statements: This Annual Report includes forward-looking statements concerning plans and expectations for Eastman. Actual results could differ materially from our expectations. See "Forward-Looking Statements and Risk Factors" in the "Management Discussion and Analysis of Financial Condition and Results of Operations" section and "Forward-Looking Statements" in the "Stockholder Information" section of this Annual Report.

Solutia Acquisition Information

Additional Information and Where To Find It: Eastman has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Solutia Inc. and a prospectus of Eastman relating to Eastman's proposed acquisition of Solutia, but that registration statement has not become effective. **We urge stockholders to read the registration statement and proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Eastman, Solutia, and the acquisition.** Stockholders may obtain these documents filed with the SEC (when they are available) free of charge at the SEC's website, www.sec.gov. In addition, copies of the registration statement and proxy statement/prospectus may be obtained free of charge by accessing Eastman's website at www.eastman.com by clicking on the "Investors" link and then clicking on the "SEC Information" link or by writing Eastman at P.O. Box 431, Kingsport, Tennessee 37662, Attention: Investor Relations.

Participants in the Merger Solicitation: This Annual Report is not a solicitation of a proxy from any security holder of Solutia. However, Eastman, Solutia, and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed Solutia acquisition. Information regarding Eastman's directors and executive officers is available in Eastman's definitive proxy statement for the 2012 annual meeting of stockholders as filed with the SEC, and information regarding Solutia's directors and executive officers is available in Solutia's proxy statement filed with the SEC in connection with its 2011 annual meeting of stockholders. Additional information about the interests of persons who may be deemed participants in the proxy solicitation are contained in the registration statement and proxy statement/prospectus filed with the SEC and will be contained in other relevant materials to be filed with the SEC when they become available.

Dear Stockholders,

In my last letter to you, I shared how, through a shift in our strategic focus and a number of actions we have taken, Eastman has established a new level of earnings performance. I also expressed my confidence in the strength of our businesses and the determination of our employees to deliver year-over-year earnings growth. I am pleased to report that in 2011 we did just that. Once again, we demonstrated strong financial performance while making significant progress on our growth commitments.

In a record year marked by many significant achievements, here are just a few highlights:

- Achieved record annual earnings per diluted share of $4.81, up from the previous record set in 2010
- Increased operating earnings by 16 percent over 2010 as all four segments reported record operating earnings
- Increased sales revenue in each business segment, leading to an overall increase of 23 percent for the company over 2010
- Generated $142 million in free cash flow

Diluted earnings per share from continuing operations



Earnings per share in $
0
1
2
3
4
5
6
2009
2010
2011

Note: *Reflects the impact of the accounting change.*

Return on invested capital*



Percentage %
0
5
10
15
20
25
2009
2010
2011

**Return on invested capital is defined as net earnings from continuing operations (excluding interest expense net of tax) divided by total average invested capital.*

Note: *Reflects the impact of the accounting change.*

These results, together with our solid performance over the past several years, clearly demonstrate that we have significantly improved the quality of our earnings. To extend this track record of growth, in 2011 we made significant progress on a number of initiatives in each of our segments that positions us for success in 2012 and beyond.

- We completed two acquisitions in support of growth in Performance Chemicals and Intermediates' plasticizer business, Sterling Chemicals located in Texas City, Texas, and Scandiflex, in São Paulo, Brazil.
- In our Fibers segment, we broke ground on a 30,000 metric ton acetate tow plant in Hefei, China, in a joint venture with China National Tobacco Corporation, expected to be operational in mid-2013.
- We completed capacity expansions for the Coatings, Adhesives, Specialty Polymers and Inks segment's Regalite™ hydrogenated hydrocarbon resins, which are key raw materials used in applications like hygiene and packaging adhesives.
- In the Specialty Plastics segment, we continued to make good progress on announced projects, including the completion of the first phase of a capacity expansion for CHDM monomer for copolyesters.

In a display of confidence in Eastman's financial strength and our ability to deliver continued strong cash flows and earnings growth, last year our Board of Directors split our stock two-for-one and again increased the quarterly cash dividend, an 18 percent increase since December 2010.

It is with this momentum, as we celebrate another record year of achievements, that we turn our attention to the future and embark on the most significant step yet in our growth journey.

Growing from a position of strength: The acquisition of Solutia

In January 2012, we entered into a definitive agreement to acquire Solutia Inc., a global leader in performance materials and specialty chemicals. This is a significant step in Eastman's growth strategy, and with our solid balance sheet, strong portfolio of businesses, and sharpened commercial skills, it is one we are approaching from a position of strength.

Strengthening Eastman as a top-tier specialty chemical company

Solutia brings to Eastman great businesses that have #1 positions in the key markets they serve. This acquisition will further transform our portfolio to one of higher-margin, value-adding businesses that are expected to contribute to even stronger earnings for Eastman and position us as a top-tier specialty chemical company.

Together, Eastman and Solutia share several key fundamentals, including complementary technologies and operating philosophies. We also share a high-performance culture committed to the highest levels of quality, customer service, and safety.

Like Eastman, Solutia is committed to offering sustainable solutions. Solutia's energy efficient and safety-enhancing materials have tremendous brand loyalty and will significantly add to our broad portfolio of sustainably advantaged products.

Acquisition accelerates growth

With this acquisition, we are poised to address megatrends that are driving growth in the fast-expanding Asia Pacific region where Solutia has an extensive footprint. By leveraging our combined existing and planned infrastructure in the region, we believe we will accelerate our growth, particularly in China, and be well positioned to take advantage of an increasing middle class that is buying more premium products.

Also, due to the complementary nature of our businesses and technologies, we expect this acquisition will create new organic growth opportunities in addition to those currently underway.

Transaction expected to deliver strong earnings growth and significant synergies

This transaction is expected to deliver value to our stockholders in the form of immediate accretion, accelerating our expected earnings growth. With the Solutia acquisition, we expect our 2012 earnings per share will be higher than $5, excluding acquisition-related costs and charges and we increased our 2013 earnings per share projection to greater than $6, which supports our objective of continuing to deliver sustainable year-over-year earnings growth.

In addition, we expect to realize immediate cost synergies, reaching a run rate of approximately $100 million by the end of 2013. We also expect to realize significant tax benefits and revenue synergies. We believe these benefits, in addition to the expected strong financial profiles of both companies, will contribute to free cash flow of approximately $1 billion over the next two years, allowing us to quickly reduce debt.

Clear path to completion

We have structured this acquisition in a way that we believe will allow us to maintain Eastman's strong financial profile and maximize our return on capital. We remain committed to maintaining a balance sheet that will allow us to keep an investment grade credit rating and a strong annual dividend.

Our work now is focused on closing and integration of the acquisition so that we can quickly realize the significant value we believe can be created through the combination of Eastman and Solutia. We have a clear path to completion, giving me confidence we will complete this transaction by mid-2012. I look forward to reporting our progress to you as we bring together these two leading, global companies.

Innovation driving sustainable growth

We continue to leverage our technology and robust innovation pipeline as an important driver of sustainable earnings growth over the long term. We are focusing our research and development efforts on three areas:

Core business growth: We are developing innovative approaches to expanding our expertise in polyester and cellulosic technologies, as well as continuing to develop new products and applications that support the growth goals of our businesses. Examples include Eastman Tritan™ copolyester in our Specialty Plastics segment and PCI's non-phthalate plasticizers.

New business development: We have created a pipeline of new opportunities for growth by building on our core capabilities to bring new products to market. For example, we have begun commercial introduction of our acetylated wood product, Perennial Wood™, which is manufactured using Eastman's proprietary TruLast™ technology.

Establishing advantaged cost positions: These early stage projects focus our efforts to establish an advantaged cost position for new and existing products. For example, we are currently evaluating options to improve our olefin cost position at our site in Longview, Texas.

Employee well-being essential to success

As we embark on this exciting time in our history, we know that employee well-being is essential to our success. Safety has been and continues to be our top priority and one of our company's most deeply rooted core values. We believe that working safely is among the most important things we can do for our company, our coworkers, and our families. That is why last year we implemented a Strategic Safety Improvement Initiative, encouraging all employees to embrace a culture of safety and adopt it as a personal value. We are challenging ourselves by setting aggressive safety goals to move the company toward a long-term goal of zero incidents or injuries. We're taking steps to get there, beginning with an initial OSHA recordable injuries target rate of less than 0.35 by 2015.

Another key aspect of employee well-being is strengthening employee health, and we've made terrific progress. Last year our efforts were recognized as Eastman was named the 2011 C. Everett Koop National Health Award winner for outstanding employee health promotion and improvement. Eastman was one of only three companies to receive this prestigious honor. This year we are expanding our efforts through new programs aimed at improving employee health including a focus on healthy eating and increased physical activity.

A team of the best

In closing, I want to express how grateful I am to have the privilege of leading a team of people who I truly believe are the best in the world at what they do. When we set out on this growth journey several years ago, we knew that the road wouldn't always be easy. In true Eastman form, our employees stepped up to the challenge and time and again they exceeded expectations. As a result, the past several years have been a period of remarkable growth for Eastman and we are now well positioned for this next significant step.

This year promises to be one of the most important in our history as we welcome Solutia to the global Eastman team and as we continue our journey toward sustainable growth.

I want to thank the 10,000 Eastman men and women around the globe for their incredible dedication, innovative spirit, and exceptional performance. I also want to thank you, our stockholders, for investing in our future. We look forward to rewarding your confidence in Eastman.

Sincerely,

Jim Rogers
Chairman and CEO
March 15, 2012



Contents

EASTMAN

ABOUT OUR BUSINESS

Eastman Chemical Company ("Eastman" or the "Company") is a global chemical company which manufactures and sells a broad portfolio of chemicals, plastics, and fibers. Eastman began business in 1920 for the purpose of producing chemicals for Eastman Kodak Company's photographic business and became a public company, incorporated in Delaware, on December 31, 1993. Eastman has nineteen manufacturing sites in ten countries and equity interests in joint ventures that supply chemicals, plastics, and fibers products to customers throughout the world. The Company's headquarters and largest manufacturing site are located in Kingsport, Tennessee. In 2011, the Company had sales revenue of $7.2 billion, operating earnings of $1.0 billion, and earnings from continuing operations of $657 million. Earnings per diluted share from continuing operations were $4.59 in 2011. Asset impairments and restructuring charges and gains included in 2011 operating earnings were gains of $8 million.

Eastman's objective is to be an outperforming chemical company through consistently solid financial results and disciplined execution of its growth strategies. The Company's business segments currently sell differentiated products into diverse markets and geographic regions. Management believes that the Company can increase the revenues from its businesses with increasing profitability through a balance of new applications for existing products, development of new products, and sales growth in adjacent markets and emerging economies. These revenue and earnings increases are expected to result from both organic (internal growth) and inorganic (external growth through joint venture and acquisition) initiatives.

The Company benefits from advantaged feedstocks and proprietary technologies, and is focusing on sustainability as a competitive strength for growth. Eastman has developed new products and technologies that enable customers' development and sales of sustainable products, and has reduced its greenhouse gas emissions and energy consumption on a unit basis.

Management expects continued earnings growth, despite ongoing economic uncertainty, as a result of the strength of the Company's businesses and balance sheet. The Company continues to evaluate inorganic growth opportunities, through joint ventures and acquisitions, intended to enhance the Company's product portfolios and to extend into emerging markets.

The Company's products and operations are currently managed and reported in four operating segments: the Coatings, Adhesives, Specialty Polymers, and Inks ("CASPI") segment, the Fibers segment, the Performance Chemicals and Intermediates ("PCI") segment, and the Specialty Plastics segment.

CASPI SEGMENT

In the CASPI segment, the Company manufactures resins, specialty polymers, and solvents which are integral to the production of paints and coatings, inks, adhesives, and other formulated products. Growth in these markets in the U.S., Canada, and Europe typically approximates general economic growth due to the wide variety of end uses for these applications. Typically, growth in these markets in Asia, Eastern Europe, and Latin America continues to be higher than worldwide economic growth, driven by regional growth in these emerging economies. The CASPI segment focuses on producing intermediate chemicals rather than finished products and developing long-term, strategic relationships to achieve preferred supplier status with its customers. In 2011, the CASPI segment had sales revenue of $1.8 billion, 26 percent of Eastman's total sales.

The profitability of the CASPI segment is sensitive to the global economy, market trends, broader chemical cycles, particularly the olefins cycle, and foreign currency exchange rates. The CASPI segment's specialty products, which include cellulose-based specialty polymers, coalescents, and selected hydrocarbon resins, are less sensitive to the olefins cycle due to their functional performance attributes. The segment's commodity products, which include commodity solvents, are more impacted by the olefins cycle as discussed under "Manufacturing Streams." The Company seeks to leverage its proprietary technologies, competitive cost structure, and integrated manufacturing facilities to maintain a strong competitive position throughout such cycles.

FIBERS SEGMENT

In the Fibers segment, Eastman manufactures and sells Estron™ acetate tow and Estrobond™ triacetin plasticizers for use primarily in the manufacture of cigarette filters; Estron™ natural and Chromspun™ solution-dyed acetate yarns for use in apparel, home furnishings and industrial fabrics; and cellulose acetate flake and acetyl raw materials for other acetate fiber producers. Eastman is one of the world's two largest suppliers of acetate tow and has been a market leader in the manufacture and sale of acetate tow since it began production in the early 1950s. The Company is the world's largest producer of acetate yarn and has been in this business for over 75 years. The Fibers segment's manufacturing operations are primarily located at the Kingsport, Tennessee site and also include smaller acetate tow production plants in Workington, England and Ulsan, South Korea. Eastman increased its acetate tow capacity with the expansion of the Workington plant in 2008 and the startup of the Korean facility during 2010, and is further expanding its Asia Pacific capacity with a joint venture manufacturing facility in Hefei, China. In 2011, the Fibers segment had sales revenue of $1.3 billion, 18 percent of Eastman's total sales. The Fibers segment remains a strong and stable cash generator for the Company.

The Company's long history and experience in the fibers markets are reflected in the Fibers segment's operating expertise, both within the Company and in support of its customers' processes. The Fibers segment's knowledge of the industry and of customers' processes allows it to assist its customers in maximizing their processing efficiencies, promoting repeat sales and mutually beneficial, long-term customer relationships.

The Company's fully integrated fiber manufacturing processes from coal-based acetyl raw materials through acetate tow and yarn provide a competitive advantage over companies whose processes are dependent on petrochemicals. In addition, the Fibers segment employs unique technology that allows it to use a broad range of high-purity wood pulps for which the Company has dependable sources of supply. Management believes that these factors combine to make Eastman an industry leader in reliability of supply and cost position. In addition to the cost advantage of being coal-based, the Fibers segment's competitive strengths include a reputation for high-quality products, technical expertise, large scale vertically-integrated processes, reliability of supply, acetate flake supply in excess of internal needs, a reputation for customer service excellence, and a customer base characterized by long-term customer relationships. The Company intends to continue to capitalize and build on these strengths to improve the strategic position of its Fibers segment.

Contributing to the profitability in the Fibers segment are the limited number of competitors, high industry capacity utilization, and significant barriers to entry. These barriers include, but are not limited to, high capital costs for integrated manufacturing facilities.

PCI SEGMENT

The PCI segment leverages large scale and vertical integration from the acetyl and olefins streams to manufacture diversified products that are sold externally as well as used internally by other segments of the company. The PCI segment has leading market positions in many of its core products and believes it is well-positioned in key markets for most of its major products, including both acetyl products and olefin derivatives, due to its competitive cost position and supply reliability versus competitors. In 2011 the PCI segment had sales revenue of $2.9 billion, 40 percent of the Company's total sales.

Historically the segment's competitive cost position has been primarily due to lower cost raw materials, such as coal which is used in the production of acetyl stream products, and olefins which are used in the production of olefin derivative products. The Company has three operating cracking units as well as a fourth cracking unit which is currently shutdown. The Company will continue to evaluate changes in raw materials costs along with olefin derivative volume demand to determine the best use for these assets. Some of the segment's products are affected by the olefins cycle. This cyclicality is caused by periods of supply and demand imbalance, either when incremental capacity additions are not offset by corresponding increases in demand or when demand exceeds existing supply. Demand, in turn, is based on general economic conditions, raw material and energy costs, and other factors beyond the Company's control. While the segment has taken steps to reduce the impact of the trough of the olefins cycle, future PCI segment results are expected to continue to fluctuate from period to period due to general economic conditions. Approximately 75 percent of the segment's olefin derivatives are made from propylene.

EASTMAN

SPECIALTY PLASTICS SEGMENT

In the Specialty Plastics segment, the Company produces and markets specialized copolyesters and cellulosic plastics that possess differentiated performance properties for value-added end uses. In 2011, the Specialty Plastics segment had sales revenue of $1.2 billion, approximately 16 percent of Eastman's total sales.

Eastman has the unique ability within its Specialty Plastics segment to modify its polymers and plastics to control and customize their final properties, creating numerous opportunities for new application development, including the expertise to develop new materials and new applications starting from the molecular level in the research laboratory to the final designed application. Recent industry trends in various markets have renewed customers' interest in some of the unique attributes offered by Eastman materials. Such trends include, but are not limited to, interest in plastics that have superior chemical and mechanical properties to withstand increasing demands in specific applications ranging from household or commercial dishwashing to hospital sterilization, as well as polyvinyl chloride ("PVC")-free and bisphenol A ("BPA")-free plastics. The addition of the Eastman Tritan™ family of products has significantly expanded the segment's ability to customize copolyesters for new markets and applications. In addition, the Specialty Plastics segment has a long history of manufacturing excellence with strong process improvement and continuing cost reduction.

EASTMAN

SELECTED FINANCIAL DATA

Operating Data

(Dollars in millions, except per share amounts)	Year Ended December 31, 2011	2010	2009	2008	2007
Sales	$ 7,178	$ 5,842	$ 4,396	$ 5,936	$ 5,513
Operating earnings	1,021	862	345	551	683
Earnings from continuing operations	657	425	154	345	434
Earnings (loss) from discontinued operations	8	13	(18)	(17)	(123)
Gain (loss) from disposal of discontinued operations	31	--	--	18	(11)
Net earnings	$ 696	$ 438	$ 136	$ 346	$ 300
Basic earnings per share					
Earnings from continuing operations	$ 4.70	$ 2.95	$ 1.06	$ 2.29	$ 2.62
Earnings (loss) from discontinued operations	0.28	0.09	(0.12)	0.01	(0.81)
Net earnings	$ 4.98	$ 3.04	$ 0.94	$ 2.30	$ 1.81
Diluted earnings per share					
Earnings from continuing operations	$ 4.59	$ 2.88	$ 1.05	$ 2.27	$ 2.59
Earnings (loss) from discontinued operations	0.27	0.08	(0.12)	0.00	(0.80)
Net earnings	$ 4.86	$ 2.96	$ 0.93	$ 2.27	$ 1.79

Statement of Financial Position Data

	2011	2010	2009	2008	2007
Current assets	$ 2,302	$ 2,047	$ 1,735	$ 1,423	$ 2,293
Net properties	3,107	3,219	3,110	3,198	2,846
Total assets	6,184	5,986	5,515	5,281	6,009
Current liabilities	1,114	1,070	800	832	1,122
Long-term borrowings	1,445	1,598	1,604	1,442	1,535
Total liabilities	4,314	4,359	4,002	3,728	3,927
Total stockholders' equity	1,870	1,627	1,513	1,553	2,082
Dividends declared per share	0.990	0.895	0.880	0.880	0.880

In third quarter 2011, Eastman's Board of Directors declared a two-for-one split of the Company's common stock, distributed October 3, 2011 in the form of a 100 percent stock dividend. All shares and per share amounts in this Annual Report on Form 10-K (this "Annual Report") have been adjusted for all periods presented for the stock split. For additional information, see Note 17, "Stockholders' Equity" of this Annual Report.

In third quarter 2011, the Company completed two acquisitions in the PCI segment. Eastman acquired Sterling Chemicals, Inc. ("Sterling"), a single site North American petrochemical producer, to produce non-phthalate plasticizers, including Eastman 168™ non-phthalate plasticizers, and acetic acid, and Eastman also acquired Scandiflex do Brasil S.A. Indústrias Químicas ("Scandiflex"), a manufacturer of plasticizers located in São Paulo, Brazil. For additional information see Note 2, "Acquisitions and Investments in Joint Ventures" and Note 18, "Asset Impairments and Restructuring Charges (Gains), Net" of this Annual Report.

In third quarter 2011, the Company acquired Dynaloy, LLC ("Dynaloy"), a producer of formulated solvents. The acquisition was accounted for as a business combination and is reported in the CASPI segment. Dynaloy adds materials science capabilities that are expected to complement growth of the CASPI segment's electronic materials product line. For additional information see Note 2, "Acquisitions and Investments in Joint Ventures" of this Annual Report.

In first quarter 2011, the Company completed the sale of the polyethylene terephthalate ("PET") business, related assets at the Columbia, South Carolina site, and technology of its Performance Polymers segment. The PET business, assets, and technology sold were substantially all of the Performance Polymers segment. Performance Polymers segment operating results are presented as discontinued operations for all periods presented and are therefore not included in results from continuing operations in accordance with accounting principles generally accepted ("GAAP") in the United States. For additional information, see Note 3, "Discontinued Operations and Assets Held for Sale" of this Annual Report.

In second quarter 2010, Eastman completed the stock purchase of Genovique Specialties Corporation ("Genovique"), which was accounted for as a business combination. The acquired business is a global producer of specialty plasticizers, benzoic acid, and sodium benzoate. This acquisition included Genovique's manufacturing operations in Kohtla-Järve, Estonia and Chestertown, Maryland and a joint venture in Wuhan, China. Genovique's benzoate ester plasticizers were a strategic addition to Eastman's existing general-purpose and specialty non-phthalate plasticizers. For additional information see Note 2, "Acquisitions and Investments in Joint Ventures" and Note 18, "Asset Impairments and Restructuring Charges (Gains), Net" of this Annual Report.

In fourth quarter 2009, the Company discontinued its Beaumont, Texas industrial gasification project. This decision was based on a number of factors, including high capital costs, the current and projected reduced spread between natural gas and oil and petroleum coke prices, and continued uncertainty regarding U.S. energy and environmental public policy. For more information regarding the impact of this impairment on financial results, see the segment discussions of "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 18, "Asset Impairments and Restructuring Charges (Gains), Net " of this Annual Report.

EASTMAN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the consolidated financial statements for Eastman Chemical Company ("Eastman" or the "Company"), which have been prepared in accordance with accounting principles generally accepted ("GAAP") in the United States, and should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this 2011 Annual Report on Form 10-K (this "Annual Report"). All references to earnings per share ("EPS") contained in this report are diluted earnings per share unless otherwise noted.

In third quarter 2011, the Company's Board of Directors declared a two-for-one split of the Company's common stock, distributed October 3, 2011 in the form of a 100 percent stock dividend. All shares and per share amounts in this Annual Report have been adjusted for all periods presented for the stock split. For additional information, see Note 17, "Stockholders' Equity" of this Annual Report.

CRITICAL ACCOUNTING ESTIMATES

In preparing the consolidated financial statements in conformity with GAAP, the Company's management must make decisions which impact the reported amounts and the related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and assumptions on which to base estimates and judgments that affect the reported amounts of assets, liabilities, sales revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to allowances for doubtful accounts, impairment of long-lived assets, environmental costs, U.S. pension and other post-employment benefits, litigation and contingent liabilities, income taxes, and purchase accounting. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company's management believes the critical accounting estimates described below are the most important to the fair presentation of the Company's financial condition and results. These estimates require management's most significant judgments in the preparation of the Company's consolidated financial statements.

Allowances for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company believes, based on historical results, the likelihood of actual write-offs having a material impact on financial results is low. However, if one of the Company's key customers was to file for bankruptcy, or otherwise be unwilling or unable to make its required payments, or there was a significant slow-down in the economy, the Company could increase its allowances. This could result in a material charge to earnings. The Company's allowances were $8 million and $5 million at December 31, 2011 and 2010, respectively.

Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount is not considered to be recoverable, an analysis of fair value is triggered. An impairment is recorded for the excess of the carrying amount of the asset over the fair value.

The Company conducts its annual testing of goodwill and indefinite-lived intangible assets in third quarter of each year, unless events warrant more frequent testing. Reporting units are identified for the purpose of assessing potential impairments of goodwill. The carrying value of indefinite-lived intangibles is considered impaired when their fair value, as established by appraisal or based on undiscounted future cash flows of certain related products, is less than their carrying value. If the fair value of a reporting unit is less than the carrying value of goodwill, additional steps, including an allocation of the estimated fair value to the assets and liabilities of the reporting unit, would be necessary to determine the amount, if any, of goodwill impairment. Goodwill and indefinite-lived intangibles primarily consist of goodwill in the Coatings, Adhesives, Specialty Polymers and Inks ("CASPI") and Performance Chemicals and Intermediates ("PCI") segments. The Company also had recorded goodwill and other intangibles associated with the Beaumont, Texas industrial gasification project. In fourth quarter 2009, the Company announced the discontinuance of the Beaumont, Texas industrial gasification project, which resulted in an impairment of the Beaumont industrial gasification project goodwill and other intangible assets.

As the Company's assumptions related to long-lived assets are subject to change, additional write-downs may be required in the future. If estimates of fair value less costs to sell are revised, the carrying amount of the related asset is adjusted, resulting in a charge to earnings. The Company recognized a definite-lived intangible asset impairment charge of $8 million resulting from an environmental regulatory change during fourth quarter 2010 impacting the fair value of air emission credits remaining from the previously discontinued Beaumont, Texas, industrial gasification project. The Company recognized fixed (tangible) asset impairment charges of $133 million and goodwill and definite-lived intangible asset impairment charges of $46 million in results from continuing operations during 2009, related to the discontinuance of the Beaumont, Texas industrial gasification project.

Environmental Costs

The Company accrues environmental remediation costs when it is probable that the Company has incurred a liability at a contaminated site and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. This undiscounted accrued amount reflects the Company's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, and chemical control regulations and testing requirements could result in higher or lower costs. Estimated future environmental expenditures for remediation costs range from the minimum or best estimate of $11 million to the maximum of $29 million at December 31, 2011.

In accordance with GAAP, the Company also establishes reserves for closure/postclosure costs associated with the environmental and other assets it maintains. Environmental assets, as defined by GAAP, include but are not limited to waste management units, such as landfills, water treatment facilities, and ash ponds. When these types of assets are constructed or installed, a reserve is established for the future costs anticipated to be associated with the retirement or closure of the asset based on an expected life of the environmental assets and the applicable regulatory closure requirements. These future expenses are charged against earnings over the estimated useful life of the assets. Currently, the Company estimates the useful life of each individual asset is up to 50 years. If the Company changes its estimate of the asset retirement obligation costs or its estimate of the useful lives of these assets, expenses to be charged against earnings could increase or decrease.

In accordance with GAAP, the Company also monitors conditional obligations and will record reserves associated with them when and to the extent that more detailed information becomes available concerning applicable retirement costs.

The Company's reserve, including the above remediation, was $39 million at December 31, 2011 and $40 million at December 31, 2010, representing the minimum or best estimate for remediation costs and the best estimate of the amount accrued to date over the regulated assets' estimated useful lives for asset retirement obligation costs.

Pension and Other Post-employment Benefits

The Company maintains defined benefit pension plans that provide eligible employees with retirement benefits. Additionally, Eastman provides a subsidy toward life insurance, health care, and dental benefits for eligible retirees and a subsidy toward health care and dental benefits for retirees' eligible survivors. The costs and obligations related to these benefits reflect the Company's assumptions related to general economic conditions (particularly interest rates) and expected return on plan assets. In connection with its acquisition of Sterling Chemicals, Inc. ("Sterling") in 2011, the Company assumed Sterling's U.S. pension plans. At December 31, 2011, the Company assumed discount rates of 4.88 percent and 4.83 percent on the defined benefit pension plans, respectively, and an expected return on plan assets of 8.75 percent and 5.50 percent, respectively. The Company assumed a discount rate of 5.00 percent on its other post-employment benefit plan. The cost of providing plan benefits also depends on demographic assumptions including retirements, mortality, turnover, and plan participation.

The December 31, 2011 projected benefit obligation and 2012 expense are affected by year-end 2011 assumptions. The following table illustrates the sensitivity to changes in the Company's long-term assumptions in the expected return on assets and assumed discount rate for all U.S. pension plans and other postretirement welfare plans. The sensitivities below are specific to the time periods noted. They also may not be additive, so the impact of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities shown.

Change in Assumption	Impact on 2012 Pre-tax U.S. Benefits Expense	Impact on December 31, 2011 Projected Benefit Obligation for U.S. Pension Plans	Impact on December 31, 2011 Accumulated Postretirement Benefit Obligation for Other U.S. Postretirement Plans
25 basis point decrease in discount rate	+$6 Million	+$49 Million	+$27 Million
25 basis point increase in discount rate	-$6 Million	-$47 Million	-$26 Million
25 basis point decrease in expected return on assets	+$3 Million	No Impact	N/A
25 basis point increase in expected return on assets	-$3 Million	No Impact	N/A

The expected return on assets and assumed discount rate used to calculate the Company's pension and other post-employment benefit obligations are established each December 31. The expected return on assets is based upon the long-term expected returns in the markets in which the pension trust invests its funds, primarily the domestic, international, private equity, and real estate markets. Historically, over a ten year period, excluding 2008 which is considered an anomaly due to the global recession, the Company's average achieved actual return has been near the expected return on assets. The assumed discount rate is based upon a portfolio of high-grade corporate bonds, which are used to develop a yield curve. This yield curve is applied to the expected durations of the pension and post-employment benefit obligations. As future benefits under the U.S. benefit plan have been fixed at a certain contribution amount, changes in the health care cost trend assumptions do not have a material impact on the results of operations.

The Company uses the market related valuation method to determine the value of plan assets, which recognizes the change of the fair value of the plan assets over five years. If actual experience differs from these long-term assumptions, the difference is recorded as an unrecognized actuarial gain (loss) and then amortized into earnings over a period of time based on the average future service period, which may cause the expense related to providing these benefits to increase or decrease. The charges applied to earnings in 2011, 2010, and 2009 due to the amortization of these unrecognized actuarial losses, largely due to actual experience versus assumptions of discount rates, were $69 million, $56 million, and $45 million, respectively.

The Company does not anticipate that a change in pension and other post-employment obligations caused by a change in the assumed discount rate during 2012 will impact the cash contributions to be made to the pension plans during 2012. However, an after-tax charge or credit will be recorded directly to accumulated other comprehensive income (loss), a component of stockholders' equity, as of December 31, 2012 for the impact on the pension's projected benefit obligation of the change in interest rates, if any. While the amount of the change in these obligations does not correspond directly to cash funding requirements, it is an indication of the amount the Company will be required to contribute to the plans in future years. The amount and timing of such cash contributions is dependent upon interest rates, actual returns on plan assets, retirement, attrition rates of employees, and other factors. For further information regarding pension and other post-employment obligations, see Note 13, "Retirement Plans" of this Annual Report.

Litigation and Contingent Liabilities

From time to time, the Company and its operations are parties to or targets of lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. The Company expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred. Based upon facts and information currently available, the Company believes the amounts reserved are adequate for such pending matters; however, results of operations could be affected by monetary damages, costs or expenses, and charges against earnings in particular periods.

Income Taxes

The Company records deferred tax assets and liabilities based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The ability to realize the deferred tax assets is evaluated through the forecasting of taxable income using historical and projected future operating results, the reversal of existing temporary differences, and the availability of tax planning strategies. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In the event that the actual outcome from future tax consequences differs from our estimates and assumptions, the resulting change to the provision for income taxes could have a material adverse impact on the consolidated results of operations and statement of financial position. As of December 31, 2011, a valuation allowance of $42 million has been provided against the deferred tax assets.

The Company recognizes income tax positions that meet the more likely than not threshold and accrues interest related to unrecognized income tax positions, which is recorded as a component of the income tax provision.

Purchase Accounting

In general, the acquisition method of accounting requires companies to record assets acquired and liabilities assumed at their respective fair market values at the date of acquisition. The Company estimates fair value using the exit price approach which is defined as the price that would be received if we sold an asset or paid to transfer a liability in an orderly market. The value of an exit price is determined from the viewpoint of all market participants as a whole and may result in the Company valuing assets at a fair value that is not reflective of our intended use of the assets. Any amount of the purchase price paid that is in excess of the estimated fair values of net assets acquired is recorded in the line item goodwill on our consolidated balance sheets. Management's judgment is used to determine the estimated fair values assigned to assets acquired and liabilities assumed, as well as asset lives for property, plant and equipment and amortization periods for intangible assets, and can materially affect the Company's results of operations.

EASTMAN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PRESENTATION OF NON-GAAP FINANCIAL MEASURES

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes the following non-GAAP financial measures and accompanying reconciliations to the most directly comparable GAAP financial measures. The non-GAAP financial measures used by the Company may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.

- Company and segment operating earnings excluding asset impairments and restructuring charges and gains described below;
- Company earnings from continuing operations and diluted earnings per share excluding asset impairments and restructuring charges and gains and early debt extinguishment costs described below;
- Cash flows from operating activities excluding the impact of adoption of amended accounting guidance for transfers of financial assets and the impact of a tax payment for the gain on the sale of the polyethylene terephthalate ("PET") business, described below; and
- Free cash flow (as defined), described below.

During 2011, the Company recognized $7 million in restructuring charges primarily for severance associated with the acquisition and integration of Sterling and a $15 million gain from the sale of the previously impaired methanol and ammonia assets related to the terminated Beaumont, Texas industrial gasification project. Also during 2011, cash flows included the use of $110 million for a tax payment for the tax gain on the sale of the PET business completed in first quarter 2011.

During 2010, the Company recognized $29 million in asset impairments and restructuring charges consisting of $20 million in severance and pension curtailment, $8 million for an intangible asset impairment resulting from an environmental regulatory change during fourth quarter 2010 impacting air emission credits remaining from the previously discontinued Beaumont, Texas industrial gasification project, and $1 million of additional site closure charges.

During fourth quarter 2010, the Company completed a public debt restructuring including the early repayment of $500 million aggregate principal amount of outstanding debt securities. The early repayment of debt resulted in a charge of $115 million, net. For additional information regarding the early extinguishment costs, see Note 11, "Early Debt Extinguishment Costs" of this Annual Report.

During first quarter 2010, the Company adopted amended accounting guidance for transfers of financial assets which impacts the financial statement presentation for activity under the Company's $200 million accounts receivable securitization program. For periods beginning after December 31, 2009, transfers of receivables interests that were previously treated as sold and removed from the balance sheet are included in trade receivables, net, and reflected as secured borrowings on the balance sheet. The Company's Statement of Financial Position at December 31, 2010 reflects an increase in trade receivables of $200 million, the amount transferred at December 31, 2009 under the securitization program, which reduced cash flows from operating activities by that amount for 2010.

During 2009, the Company recognized $196 million in asset impairments and restructuring charges, primarily consisting of $179 million in asset impairments related to the Company's previously announced discontinuance of its Beaumont, Texas industrial gasification project and $19 million, net, for severance resulting from a reduction in force.

EASTMAN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For evaluation and analysis of ongoing business results and the impact on the Company and segments of strategic decisions and actions to reduce costs, to improve the profitability of the Company, and favorably adjust its debt maturities and cost, Eastman's management believes that Company and segment earnings from continuing operations should be considered both with and without asset impairments and restructuring charges and gains and early debt extinguishment costs. Management believes that investors can better evaluate and analyze historical and future business trends if they also consider the reported Company and segment results, respectively, without the identified items. In addition, management believes that cash provided by and used in operating activities should be considered both with and without the impact of adoption of amended accounting guidance for transfers of financial assets and the tax payment for the gain on the sale of the PET business, and dividends and capital expenditures. Management utilizes Company and segment results including and excluding the identified items in the measures it uses to evaluate business performance and in determining certain performance-based compensation. These measures, excluding the identified items, are not recognized in accordance with GAAP and should not be viewed as alternatives to the GAAP measures of performance.

2011 OVERVIEW

The Company generated sales revenue of $7.2 billion and $5.8 billion for 2011 and 2010, respectively. Sales revenue increases were primarily due to higher selling prices and higher sales volume. The higher selling prices were in response to higher raw material and energy costs, primarily for propane, paraxylene, and wood pulp. The higher sales volume was primarily due to growth in PCI segment plasticizer product lines, the fourth quarter 2010 restart of a previously idled olefins cracking unit at the Longview, Texas facility, and strengthened end-use demand primarily for CASPI segment products. The increase was also due to growth initiatives including the increased utilization of the Korean acetate tow manufacturing facility and the Eastman Tritan™ copolyester resin manufacturing line, and the acquisition of the Genovique Specialties Corporation ("Genovique") plasticizer product lines.

Operating earnings were $1,021 million in 2011 compared to $862 million in 2010. Excluding asset impairments and restructuring charges and gains, described above in "Presentation of Non-GAAP Financial Measures", operating earnings increased primarily due to higher selling prices which more than offset higher raw material and energy costs, and higher sales volume and increased capacity utilization which led to lower unit costs, particularly in the first half of the year. Operating earnings in 2011 also included $17 million of costs from an unplanned outage of an olefins cracking unit at the Longview, Texas facility.

Earnings from continuing operations were $657 million in 2011 compared to $425 million in 2010. Excluding asset impairments and restructuring charges and gains, and early debt extinguishment costs, earnings from continuing operations were $652 million and $514 million, respectively. Earnings from continuing operations were $4.59 per diluted share in 2011 compared to $2.88 per diluted share in 2010. Excluding asset impairments and restructuring charges and gains, and early debt extinguishment costs, earnings were $4.56 per diluted share and $3.48 per diluted share, respectively.

Eastman generated $625 million in cash from operating activities in 2011, including $102 million in contributions to its U.S. defined benefit pension plans and the $110 million tax payment for the tax gain on the sale of the PET business completed in first quarter 2011. Excluding the impact of the tax payment and the adoption of amended accounting guidance for transfers of financial assets described above in "Presentation of Non-GAAP Financial Measures", cash provided by operating activities decreased $40 million to $735 million in 2011 compared with 2010. The decrease was primarily due to an increase in working capital and higher cash payments for employee pension and incentive pay plans during the year, which were partially offset by higher net earnings. Excluding the tax payment, the Company generated free cash flow of $142 million for full year 2011. Free cash flow is defined as cash from operating activities less capital expenditures and dividends.

EASTMAN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In 2011 and early 2012, the Company completed and progressed on both organic (internal growth) and inorganic (external growth through joint venture and acquisition) growth initiatives:

- In the PCI segment, the Company completed several initiatives in 2011 to expand its non-phthalate plasticizer business, including the acquisitions of Sterling and Scandiflex do Brasil S.A. Indústrias Químicas ("Scandiflex"). The acquired Sterling idled plasticizer manufacturing unit is being retrofitted to produce non-phthalate plasticizers, with the first of two phases expected to be online in the first half of 2012. The Company also plans to increase capacity of 2-ethyl hexanol in first half 2012 to support expected growth in the plasticizers, coatings, and fuel additive markets.
- In the Specialty Plastics segment, the Company is adding another 30,000 metric tons of resin capacity at its facility in Kingsport, Tennessee for Tritan™ copolyester polymer, which is expected to be operational in early 2012. The Company is expanding its capacity for cyclohexane dimethanol ("CHDM"), a monomer used in the manufacture of copolyesters, in two phases with the first operational in fourth quarter 2011 and the second expected to be operational in first quarter 2012. The Company is also expanding its cellulose triacetate capacity, with the new capacity expected to be operational in first quarter 2012.
- In the CASPI segment, the Company completed an additional 20 percent expansion of its hydrogenated hydrocarbon resins manufacturing capacity in Middelburg, the Netherlands, and an additional 10 percent debottleneck of the hydrogenated hydrocarbon facility in Longview, Texas in 2011. The Company also acquired Dynaloy, LLC ("Dynaloy") in 2011 as part of its electronic materials growth initiative.
- In the Fibers segment, in 2011 the Company entered into a joint venture for a 30,000 metric ton acetate tow manufacturing facility in China, expected to be operational in mid-2013.
- The Company continues to explore and invest in research and development ("R&D") initiatives at a corporate level that are aligned with macro trends in sustainability, consumerism, and energy efficiency through high performance materials, advanced cellulosics, and environmentally-friendly chemistry. These initiatives include the completion of a demonstration facility for market testing of acetylated wood, branded as Perennial Wood™, in second half 2011 and commercial introduction in first quarter 2012 to select markets; the initial commercial introduction of the new Eastman Cerfis™ technology, with anticipation that the application will be expanded nationwide by the end of 2012; and the announcement of the new Eastman™ microfiber technology.
- On January 26, 2012, the Company entered into a definitive agreement to acquire Solutia Inc. ("Solutia"), a global leader in performance materials and specialty chemicals. Under the terms of the agreement, Solutia stockholders will receive $22.00 in cash and 0.12 shares of Eastman common stock for each share of Solutia common stock, a total transaction value of approximately $4.7 billion, as of January 26, 2012, including the assumption of Solutia's debt. The transaction remains subject to approval by Solutia's shareholders and receipt of required regulatory approvals as well as other customary closing conditions. The transaction is expected to close in mid-2012. The acquisition of Solutia is expected to:
  - broaden Eastman's global presence, particularly in Asia Pacific;
  - establish a combined platform with extensive organic growth opportunities through complementary technologies and business capabilities and an overlap of key end-markets; and
  - expand Eastman's portfolio of sustainable products.

In first quarter 2011, the Company completed the sale of the PET business, related assets at the Columbia, South Carolina site, and technology of its Performance Polymers segment. The PET business, assets, and technology sold were substantially all of the Performance Polymers segment. Performance Polymers segment operating results are presented as discontinued operations for all periods presented and are therefore not included in results from continuing operations in accordance with GAAP. The total cash proceeds of the transaction were $615 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The Company's results of operations as presented in the Company's consolidated financial statements in of this Annual Report are summarized and analyzed below.

SUMMARY OF CONSOLIDATED RESULTS

	2011 Compared to 2010			2010 Compared to 2009		
(Dollars in millions)	2011	2010	%	2010	2009	%
Sales	$ 7,178	$ 5,842	23 %	$ 5,842	$ 4,396	33 %
Volume effect			7 %			19 %
Price effect			14 %			10 %
Product mix effect			2 %			4 %
Exchange rate effect			-- %			-- %

2011 Compared to 2010

Sales revenue for 2011 compared to 2010 increased $1.3 billion. The increase was primarily due to higher selling prices in all segments (particularly in the PCI segment) and higher sales volume primarily in the PCI segment. The higher selling prices were in response to higher raw material and energy costs, primarily for propane, paraxylene, and wood pulp. The higher sales volume was primarily due to growth in PCI segment plasticizer product lines, the fourth quarter 2010 restart of a previously idled olefins cracking unit at the Longview, Texas facility, and strengthened end-use demand primarily for CASPI segment products. The increase was also due to growth initiatives including the increased utilization of the Korean acetate tow manufacturing facility and the Eastman Tritan™ copolyester resin manufacturing line, and the acquisition of the Genovique plasticizer product lines.

2010 Compared to 2009

Sales revenue for 2010 compared to 2009 increased $1.4 billion. The sales revenue increase was primarily due to higher sales volume in all segments attributed to improved end-use demand in packaging, durable goods, and other markets, in part due to the recovery in the global economy, as well as the positive impact of growth initiatives. Sales revenue increases were also due to higher selling prices in response to higher raw material and energy costs, primarily in the PCI and CASPI segments.

	2011 Compared to 2010			2010 Compared to 2009		
(Dollars in millions)	2011	2010	Change	2010	2009	Change
Gross Profit	$ 1,640	$ 1,474	11 %	$ 1,474	$ 1,032	43 %
As a percentage of sales	23 %	25 %		25 %	23 %	

2011 Compared to 2010

Gross profit for 2011 increased compared with 2010 in all segments. Gross profit increased primarily due to higher selling prices, which more than offset higher raw material and energy costs, and higher sales volume and increased capacity utilization, which led to lower unit costs, particularly in the first half of the year. Gross profit in 2011 included $17 million of costs from an unplanned outage of an olefins cracking unit at the Longview, Texas facility.

2010 Compared to 2009

Gross profit for 2010 increased compared with 2009 in all segments. The increase was due to higher sales volume and higher capacity utilization which led to lower unit costs. In addition, higher selling prices more than offset higher raw material and energy costs. Gross profit in 2010 also included $12 million from acetyl license revenue. In first quarter 2010, the Company experienced a power outage at its Longview, Texas manufacturing facility. Costs related to the outage were mostly offset by the settlement of the related insurance claim. Gross profit in 2009 included approximately $20 million in costs related to the reconfiguration of the Longview, Texas facility. The reconfiguration costs impacted the PCI and CASPI segments.

(Dollars in millions)	2011 Compared to 2010			2010 Compared to 2009		
	2011	2010	Change	2010	2009	Change
Selling, General and Administrative Expenses	$ 469	$ 431	9 %	$ 431	$ 367	17 %
Research and Development Expenses	158	152	4 %	152	124	23 %
	$ 627	$ 583	8 %	$ 583	$ 491	19 %
As a percentage of sales	9 %	10 %		10 %	11 %	

2011 Compared to 2010

Selling, general and administrative expenses increased in 2011 compared to 2010 primarily due to increased compensation expense and higher costs of growth and business development initiatives.

Research and development expenses increased in 2011 compared to 2010 primarily due to higher R&D expenses for growth initiatives.

2010 Compared to 2009

Selling, general and administrative expenses increased for 2010 compared to 2009 primarily due to increased performance-based compensation expense and higher discretionary spending, including expenses for growth initiatives.

Research and development expenses increased for 2010 compared to 2009 primarily due to higher R&D expenses for growth initiatives.

Asset Impairments and Restructuring Charges (Gains), Net

In 2011, asset impairments and restructuring charges and gains were net gains of $8 million. A gain of $15 million was recognized from the sale of the previously impaired methanol and ammonia assets related to the terminated Beaumont, Texas industrial gasification project and restructuring charges of $7 million were primarily for severance associated with the acquisition and integration of Sterling.

In 2010, asset impairments and restructuring charges and gains were net charges of $29 million and consisted primarily of severance and pension curtailment charges and an intangible asset impairment. Severance charges of $18 million included $15 million for the previously announced voluntary separation program in fourth quarter 2010 and $3 million primarily for severance associated with the acquisition and integration of Genovique in second quarter 2010. Restructuring charges of $2 million for pension curtailment are also related to the voluntary separation program in fourth quarter 2010. The intangible asset impairment of $8 million resulted from an environmental regulatory change impacting air emission credits remaining from the previously discontinued Beaumont, Texas industrial gasification project in fourth quarter 2010.

In 2009, asset impairments and restructuring charges and gains were net charges of $196 million and consisted of $179 million in asset impairments related to the Company's previously announced discontinuance of its Beaumont, Texas industrial gasification project and $19 million, net, for severance resulting from a reduction in force.

For more information regarding asset impairments and restructuring charges and gains, primarily related to recent strategic decisions and actions, see Note 18, "Asset Impairments and Restructuring Charges (Gains), Net" of this Annual Report.

Operating Earnings

(Dollars in millions)	2011 Compared to 2010			2010 Compared to 2009		
	2011	2010	Change	2010	2009	Change
Operating earnings	$ 1,021	$ 862	18 %	$ 862	$ 345	>100 %
Asset impairments and restructuring charges (gains), net	(8)	29		29	196	
Operating earnings excluding asset impairments and restructuring charges (gains), net	$ 1,013	$ 891	14 %	$ 891	$ 541	65 %

Net Interest Expense

(Dollars in millions)	2011 Compared to 2010			2010 Compared to 2009		
	2011	2010	Change	2010	2009	Change
Gross interest costs	$ 92	$ 108		$ 108	$ 99	
Less: Capitalized interest	9	3		3	14	
Interest expense	83	105	(21) %	105	85	24 %
Interest income	7	6		6	7	
Net interest expense	$ 76	$ 99	(23) %	$ 99	$ 78	27 %

2011 Compared to 2010

Net interest expense decreased $23 million in 2011 compared to 2010 primarily due to lower borrowing costs resulting from the debt restructuring in fourth quarter 2010 and higher capitalized interest resulting from higher capital spending.

For 2012, the Company expects net interest expense to remain consistent with 2011, excluding the expected impact of the acquisition of Solutia.

2010 Compared to 2009

Net interest expense increased $21 million in 2010 compared to 2009 primarily due to lower capitalized interest resulting from lower capital spending and higher average borrowings.

Early Debt Extinguishment Costs

During fourth quarter 2010, the Company completed a public debt restructuring comprised of the sale of $500 million aggregate principal amount of new debt securities with maturities five and ten years from issuance and the early repayment of $500 million aggregate principal amount of outstanding debt securities. The debt restructuring allowed the Company to favorably adjust its debt maturities and reduce future interest costs on its long-term debt. The early repayment of debt resulted in a charge of $115 million, net. For additional information regarding the early extinguishment costs, see Note 11, "Early Debt Extinguishment Costs" of this Annual Report.

Other Charges (Income), Net

(Dollars in millions)	2011	2010	2009
Foreign exchange transaction (gains) losses, net	$ (2)	$ 8	$ 5
Investment (gains) losses, net	(16)	(1)	5
Other, net	(1)	5	3
Other charges (income), net	$ (19)	$ 12	$ 13

Included in other charges (income), net are gains or losses on foreign exchange transactions, results from equity investments, gains or losses on business venture investments, gains from the sale of non-operating assets, certain litigation costs, fees on securitized receivables, other non-operating income, and other miscellaneous items. Investment gains in 2011 included increased earnings from the Nanjing, China joint venture and sales of business venture investments.

Provision for Income Taxes from Continuing Operations

(Dollars in millions)	2011 Compared to 2010			2010 Compared to 2009		
	2011	2010	Change	2010	2009	Change
Provision for income taxes from continuing operations	$ 307	$ 211	45 %	$ 211	$ 100	>100 %
Effective tax rate	32 %	33 %		33 %	39 %	

The 2011 effective tax rate reflects an $8 million tax benefit recognized due to an increased level of capital investment which qualified for additional state tax credits.

The 2010 effective tax rate reflected a $9 million tax charge associated with a nondeductible, early distribution under the executive deferred compensation plan of previously earned compensation as a result of certain participants electing early withdrawal.

The 2009 effective tax rate reflected an $11 million tax charge associated with the recapture of gasification investment tax credits, a $7 million tax charge associated with a change in accounting method for tax purposes to accelerate timing of deductions for manufacturing repairs expense and a $5 million tax benefit from the reversal of tax reserves due to the expiration of the relevant statute of limitations.

The Company expects its effective tax rate in 2012 will be approximately 33 percent, excluding the expected impact of the acquisition of Solutia.

Earnings from Continuing Operations and Diluted Earnings per Share

(Dollars in millions, except per share amounts)	2011		2010		2009	
	$	EPS	$	EPS	$	EPS
Earnings from continuing operations	$ 657	$ 4.59	$ 425	$ 2.88	$ 154	$ 1.05
Asset impairments and restructuring charges (gains), net of tax	(5)	(0.03)	18	0.12	127	0.86
Early debt extinguishment costs, net of tax	--	--	71	0.48	--	--
Earnings from continuing operations excluding items	$ 652	$ 4.56	$ 514	$ 3.48	$ 281	$ 1.91

Net Earnings and Diluted Earnings per Share

(Dollars in millions, except per share amounts)	2011		2010		2009	
	$	EPS	$	EPS	$	EPS
Earnings from continuing operations	$ 657	$ 4.59	$ 425	$ 2.88	$ 154	$ 1.05
Earnings (loss) from discontinued operations, net of tax	8	0.06	13	0.08	(18)	(0.12)
Gain from disposal of discontinued operations, net of tax	31	0.21	--	--	--	--
Net earnings	$ 696	$ 4.86	$ 438	$ 2.96	$ 136	$ 0.93

Earnings of $8 million and $13 million and a loss of $18 million, net of tax in 2011, 2010, and 2009, respectively, resulted from discontinued operations of the PET business of the Performance Polymers segment. Corporate costs which were allocated to the Performance Polymers segment have been reallocated to other segments in the Company's financial statements. For additional information, see Note 3, "Discontinued Operations and Assets Held for Sale" of this Annual Report.

SUMMARY BY OPERATING SEGMENT

The Company's products and operations are currently managed and reported in four reportable operating segments, consisting of the CASPI segment, the Fibers segment, the PCI segment, and the Specialty Plastics segment. For additional information concerning the Company's operating businesses and products, see Note 22, "Segment Information" of this Annual Report.

In first quarter 2011, the Company completed the sale of the PET business, related assets at the Columbia, South Carolina site, and technology of its Performance Polymers segment. The PET business, assets, and technology sold were substantially all of the Performance Polymers segment. Performance Polymers segment operating results are presented as discontinued operations for all periods presented and are therefore not included in results from continuing operations in accordance with GAAP. For additional information, see Note 3, "Discontinued Operations and Assets Held for Sale" of this Annual Report.

Sales revenue and expenses not identifiable to an operating segment are not included in segment operating results for either of the periods presented and are shown in Note 22, "Segment Information" of this Annual Report, as "other" sales revenue and operating losses. As discussed in Note 22, these "other" operating losses are $50 million, $66 million, and $218 million in 2011, 2010, and 2009, respectively. Included in 2011 is a $15 million gain from the sale of the previously impaired methanol and ammonia assets related to the terminated Beaumont, Texas industrial gasification project. Included in 2010 and 2009 are $8 million and $179 million, respectively, in asset impairments related to the discontinuance of its Beaumont, Texas industrial gasification project.

CASPI Segment

	2011 Compared to 2010				2010 Compared to 2009			
			Change				Change	
(Dollars in millions)	2011	2010	$	%	2010	2009	$	%
Sales	$ 1,844	$ 1,574	$ 270	17 %	$ 1,574	$ 1,217	$ 357	29 %
Volume effect			79	5 %			198	16 %
Price effect			197	13 %			122	10 %
Product mix effect			(11)	(1) %			43	4 %
Exchange rate effect			5	-- %			(6)	(1) %
Operating earnings	331	293	38	13 %	293	221	72	33 %
Asset impairments and restructuring charges (gains), net	--	6	(6)		6	3	3	
Operating earnings excluding asset impairments and restructuring charges (gains), net	331	299	32	11 %	299	224	75	34 %

2011 Compared to 2010

Sales revenue for 2011 increased compared to 2010 primarily due to higher selling prices and higher sales volume. The higher selling prices were in response to higher raw material and energy costs and were also attributed to strengthened demand, particularly in the U.S., and tight industry supply particularly in the first half of the year. The higher sales volume was attributed primarily to strengthened end-use demand in the packaging, durable goods, and transportation markets, particularly in the U.S.

Excluding restructuring charges, operating earnings increased in 2011 compared to 2010 primarily due to higher selling prices, higher sales volume, and the increased benefits from cracking propane to produce low-cost propylene, which more than offset higher raw material and energy costs. In 2011, operating earnings included $5 million of costs from the unplanned outage of an olefins cracking unit. The restructuring charges for 2010 reflect the segment's portion of severance charges.

2010 Compared to 2009

Sales revenue for 2010 increased compared to 2009 primarily due to higher sales volume and higher selling prices. The higher sales volume was attributed to strengthened end-use demand in the packaging and transportation markets primarily in the Europe, Middle East, and Africa and the United States and Canada regions, in part due to the recovery in the global economy, and the positive impact of growth initiatives, including the hydrogenated hydrocarbon resins manufacturing capacity expansion in Middelburg, the Netherlands which was completed in fourth quarter 2009. The higher selling prices were primarily in response to higher raw material and energy costs, particularly for propane.

Excluding restructuring charges, operating earnings for 2010 increased compared to 2009 primarily due to higher sales volume, higher capacity utilization, which led to lower unit costs, and higher selling prices, which more than offset higher raw material and energy costs. Operating earnings in 2009 included approximately $5 million in costs related to the reconfiguration of the Longview, Texas facility. The restructuring charges for 2010 and 2009 reflect the segment's portion of severance charges.

Growth Initiatives

The Company is progressing on both organic and inorganic growth initiatives in the CASPI segment. The segment is meeting growing demand for specialty hydrocarbon resins by completing two capacity expansions in 2011: an additional expansion in Middelburg, the Netherlands and a debottleneck in Longview, Texas. In 2011, CASPI expanded its presence in the electronic materials market through the acquisition of Dynaloy and its formulated cleaners business.

Fibers Segment

	2011 Compared to 2010				2010 Compared to 2009			
			Change				Change	
(Dollars in millions)	2011	2010	$	%	2010	2009	$	%
Sales	$ 1,279	$ 1,142	$ 137	12 %	$ 1,142	$ 1,032	$ 110	11 %
Volume effect			35	3 %			61	6 %
Price effect			46	4 %			4	-- %
Product mix effect			55	5 %			46	5 %
Exchange rate effect			1	-- %			(1)	-- %
Operating earnings	346	323	23	7 %	323	292	31	11 %
Asset impairments and restructuring charges (gains), net	--	3	(3)		3	4	(1)	
Operating earnings excluding asset impairments and restructuring charges (gains), net	346	326	20	6 %	326	296	30	10 %

2011 Compared to 2010

Sales revenue for 2011 increased compared to 2010 primarily due to a favorable shift in product mix, higher selling prices, and higher sales volume. The favorable shift in product mix was mainly due to higher acetate tow sales volume resulting from increased utilization of the recently completed acetate tow manufacturing facility in Korea. The higher selling prices were in response to higher raw material and energy costs, particularly for wood pulp.

Excluding restructuring charges, operating earnings for 2011 increased compared to 2010 primarily due to higher acetate tow sales volume in Asia Pacific and Europe and higher selling prices, partially offset by higher raw material and energy costs. The restructuring charges for 2010 reflect the segment's portion of severance charges.

2010 Compared to 2009

Sales revenue for 2010 increased compared to 2009 primarily due to higher sales volume and a favorable shift in product mix. The higher sales volume and favorable shift in product mix were due to higher sales volume of acetate tow and of acetate yarn, both attributed to strengthened demand due to the global economic recovery.

Excluding restructuring charges, operating earnings for 2010 increased compared to 2009 primarily due to higher sales volume for acetate tow and acetate yarn, improved acetyl stream capacity utilization and a favorable shift in product mix. The restructuring charges for 2010 and 2009 reflect the segment's portion of severance charges.

Growth Initiatives

The Company has entered into a joint venture for a 30,000 metric ton acetate tow manufacturing facility in China. The facility is expected to be operational in mid-2013. Eastman has 45 percent ownership of the joint venture and expects to provide 100 percent of the acetate flake raw material to the joint venture from the Company's manufacturing facility in Kingsport.

During first quarter 2010, the Company completed the acquisition of and commenced production at the Korean acetate tow manufacturing facility. The facility was operating at full production beginning in fourth quarter 2010.

PCI Segment

	2011 Compared to 2010				2010 Compared to 2009			
			Change				Change	
(Dollars in millions)	2011	2010	$	%	2010	2009	$	%
Sales	$ 2,860	$ 2,083	$ 777	37 %	$ 2,083	1,398	$ 685	49 %
Volume effect			289	14 %			333	24 %
Price effect			392	19 %			295	21 %
Product mix effect			89	4 %			58	4 %
Exchange rate effect			7	-- %			(1)	-- %
Operating earnings	289	224	65	29 %	224	41	183	>100 %
Asset impairments and restructuring charges (gains), net	7	7	--		7	6	1	
Operating earnings excluding asset impairments and restructuring charges (gains), net	296	231	65	28 %	231	47	184	>100 %

2011 Compared to 2010

Sales revenue for 2011 increased compared to 2010 primarily due to higher selling prices and higher sales volume. The increased selling prices were in response to higher raw material and energy costs and also attributed to strengthened demand in North America and tight industry supply, particularly for olefin-derivative product lines in the first half of the year. The higher sales volume was primarily due to growth in plasticizer product lines, which included the acquired Genovique plasticizer product lines, particularly in North America and Europe, and the restart of the previously idled Longview, Texas olefins cracking unit.

Excluding restructuring charges, operating earnings in 2011 increased compared to 2010 due to higher selling prices, higher sales volume, and the increased benefits from cracking propane to produce low-cost propylene, which more than offset higher raw material and energy costs. The operating earnings increase was primarily in North America. In 2011, operating earnings included $8 million from the acetyl technology license and costs of $11 million from the unplanned outage of an olefins cracking unit at the Longview, Texas facility. In 2010, operating earnings included $12 million from the acetyl technology license. In 2011, operating earnings included $7 million in restructuring charges, primarily for severance associated with the acquisition and integration of Sterling. In 2010, the restructuring charges reflect the segment's portion of severance charges.

2010 Compared to 2009

Sales revenue for 2010 increased compared to 2009 primarily due to higher sales volume and higher selling prices. The higher sales volume included growth in plasticizer product lines, both in heritage products as well as in product lines added with the acquisition of Genovique plasticizer product lines, and also attributed to strengthened end-use demand due to the global economic recovery. The higher selling prices were in response to higher raw material and energy costs.

Excluding restructuring charges, operating earnings in 2010 increased compared to 2009 due to higher selling prices more than offsetting higher raw material and energy costs, higher sales volume, and increased capacity utilization which led to lower unit costs. Operating earnings in 2010 also included $12 million from acetyl license revenue. The restructuring charges for 2010 and 2009 reflect the segment's portion of severance charges. Operating results in 2009 included approximately $15 million in costs related to the reconfiguration of the Longview, Texas facility.

Growth Initiatives

The Company completed several initiatives to expand its non-phthalate plasticizer business, including the acquisitions of Sterling and Scandiflex in 2011 and Genovique in 2010. In third quarter 2011, the Company acquired Sterling, a single site North American petrochemical producer. The acquisition of Sterling will allow an idled plasticizer unit to be retrofitted to produce non-phthalate plasticizers, with the first of two phases expected to be online in the first half of 2012 and the second phase to be determined at a later date based on demand. Also, in third quarter 2011, the Company acquired Scandiflex, a manufacturer of plasticizers located in São Paulo, Brazil. In second quarter 2010, the Company acquired Genovique, a global producer of specialty non-phthalate plasticizers for water-based adhesives and other applications. The acquisitions of Sterling and Scandiflex in 2011 and Genovique in 2010 added to the Company's portfolio of non-phthalate plasticizers that serve high growth markets. The Company also plans to increase capacity of 2-ethyl hexanol in first half 2012 to support expected growth in the plasticizers, coatings, and fuel additive markets.

To further improve its competitive cost position over purchasing olefins in the North American market, the Company restarted a previously idled cracking unit at the Longview, Texas facility in 2010. This restart was prompted by a favorable shift in market conditions for olefins raw materials that is expected to continue over the next several years. The Company has three operating cracking units as well as a fourth cracking unit which is currently shutdown.

Specialty Plastics Segment

	2011 Compared to 2010				2010 Compared to 2009			
			Change				Change	
(Dollars in millions)	2011	2010	$	%	2010	2009	$	%
Sales	$ 1,195	$ 1,043	$ 152	15 %	$ 1,043	$ 749	$ 294	39 %
Volume effect			(23)	(2) %			240	32 %
Price effect			161	16 %			14	2 %
Product mix effect			11	1 %			37	5 %
Exchange rate effect			3	-- %			3	-- %
Operating earnings	105	88	17	19 %	88	9	79	>100 %
Asset impairments and restructuring charges (gains), net	--	5	(5)		5	4	1	
Operating earnings excluding asset impairments and restructuring charges (gains), net	105	93	12	13 %	93	13	80	>100 %

2011 Compared to 2010

Sales revenue for 2011 increased compared to 2010 primarily due to higher selling prices. Selling prices increased primarily in response to higher raw material and energy costs, particularly for paraxylene. Slightly lower sales volume was attributed to weakened demand for copolyester product lines, particularly in packaging and consumer durable goods end markets, and some customer shift to other plastic materials that do not use paraxylene as a raw material.

Excluding restructuring charges, operating earnings for 2011 increased compared to 2010 primarily due to higher selling prices more than offsetting higher raw material and energy costs and the positive impact of the Eastman Tritan™ copolyester growth initiative. Restructuring charges for 2010 reflect the segment's portion of severance charges.

2010 Compared to 2009

Sales revenue for 2010 increased compared to 2009 primarily due to higher sales volume. The higher sales volume was attributed to improved end-use demand across all markets, in part due to the global economic recovery, as well as the positive impact of growth initiatives for core copolyesters and the Tritan™ copolyester product lines.

Excluding restructuring charges, operating earnings for 2010 increased compared to 2009 primarily due to higher sales volume, resulting in higher capacity utilization and lower unit costs. The restructuring charges for 2010 and 2009 reflect the segment's portion of severance charges.

Growth Initiatives

The Company is adding another 30,000 metric tons of resin capacity at its facility in Kingsport, Tennessee for Tritan™ copolyester polymer, which is expected to be operational in early 2012. The Company is expanding its capacity for CHDM, a monomer used in the manufacture of copolyesters, in two phases with the first operational in fourth quarter 2011 and the second expected to be operational in first quarter 2012. The Company is also expanding its cellulose triacetate capacity, with the new capacity expected to be operational in first quarter 2012. Eastman expects that the overall segment decrease in sales volume, particularly in second half 2011, is a temporary slowdown and expects growth to resume in the long-term.

The monomer manufacturing facility and the first Eastman Tritan™ copolyester resin manufacturing line in Kingsport, Tennessee commenced production in first quarter 2010.

SUMMARY BY CUSTOMER LOCATION – 2011 COMPARED WITH 2010

Sales Revenue

(Dollars in millions)	2011	2010	Change	Volume Effect	Price Effect	Product Mix Effect	Exchange Rate Effect
United States and Canada	$ 3,824	$ 2,957	29 %	10 %	17 %	2 %	-- %
Asia Pacific	1,681	1,446	16 %	2 %	10 %	4 %	-- %
Europe, Middle East, and Africa	1,352	1,150	18 %	5 %	11 %	1 %	1 %
Latin America	321	289	11 %	(2) %	12 %	1 %	-- %
	$ 7,178	$ 5,842	23 %	7 %	14 %	2 %	-- %

Sales revenue in the United States and Canada increased in 2011 compared to 2010 primarily due to higher selling prices and higher sales volume, particularly in the PCI segment.

Sales revenue in Asia Pacific increased in 2011 compared to 2010 primarily due to higher selling prices in all segments, and a favorable shift in product mix and higher sales volume, primarily in the Fibers segment. The sales volume increase was less than other regions due to lower sales volume in the Specialty Plastics segment offsetting increases in the other segments.

Sales revenue in Europe, Middle East, and Africa increased in 2011 compared to 2010 primarily due to higher selling prices in all segments and higher sales volume, particularly in the PCI segment.

Sales revenue in Latin America increased in 2011 compared to 2010 primarily due to higher selling prices, particularly in the PCI and CASPI segments. Lower sales volume was primarily due to sales being directed to other regions.

With a substantial portion of sales to customers outside the United States, Eastman is subject to the risks associated with operating in international markets. To mitigate its exchange rate risks, the Company frequently seeks to negotiate payment terms in U.S. dollars or euros. In addition, where it deems such actions advisable, the Company engages in foreign currency hedging transactions and requires letters of credit and prepayment for shipments where its assessment of individual customer and country risks indicates their use is appropriate. For additional information concerning these practices, see Note 12, "Derivatives" of this Annual Report and "Quantitative and Qualitative Disclosures About Market Risk."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY BY CUSTOMER LOCATION – 2010 COMPARED WITH 2009

Sales Revenue

(Dollars in millions)	2010	2009	Change	Volume Effect	Price Effect	Product Mix Effect	Exchange Rate Effect
United States and Canada	$ 2,957	$ 2,252	31 %	19 %	12 %	-- %	-- %
Asia Pacific	1,446	1,062	36 %	18 %	10 %	7 %	1 %
Europe, Middle East, and Africa	1,150	835	38 %	23 %	5 %	12 %	(2) %
Latin America	289	247	17 %	9 %	7 %	1 %	-- %
	$ 5,842	$ 4,396	33 %	19 %	10 %	4 %	-- %

Sales revenue in the United States and Canada increased in 2010 compared to 2009 primarily due to higher sales volumes in all segments, particularly the PCI segment, and higher selling prices in all segments except the Fibers segment.

Sales revenue in Asia Pacific increased in 2010 compared to 2009 primarily due to higher sales volume particularly in the Specialty Plastics segments, higher selling prices in all segments, and a favorable shift in product mix in all segments.

Sales revenue in Europe, Middle East, and Africa increased in 2010 compared to 2009 primarily due to higher sales volume and a favorable shift in product mix in all segments. The region had minimal price effect change compared to other regions due to fewer sales from commodity product lines.

Sales revenue in Latin America increased in 2010 compared to 2009 primarily due to higher sales volume and higher selling prices in all segments.

LIQUIDITY, CAPITAL RESOURCES, AND OTHER FINANCIAL INFORMATION

Cash Flows

(Dollars in millions)	2011	2010	2009
Net cash provided by (used in):			
Operating activities	$ 625	$ 575	$ 758
Investing activities	(142)	(442)	(369)
Financing activities	(423)	(411)	18
Effect of exchange rate changes on cash and cash equivalents	1	1	(1)
Net change in cash and cash equivalents	$ 61	$ (277)	$ 406
Cash and cash equivalents at end of period	$ 577	$ 516	$ 793

(Dollars in millions)	2011	2010	2009
Net cash provided by operating activities	$ 625	$ 575	$ 758
Impact of adoption of amended accounting guidance [1]	--	200	--
Impact of tax payment on the sale of the PET business[2]	110	--	--
Net cash provided by operating activities excluding items	735	775	758
Additions to properties and equipment	(457)	(243)	(310)
Dividends paid to stockholders	(136)	(127)	(128)
Free Cash Flow	$ 142	$ 405	$ 320

(1) Net cash provided by operating activities in 2010 reflected the adoption of amended accounting guidance for transfers of financial assets which resulted in $200 million of receivables, which were previously accounted for as sold and removed from the balance sheet when transferred under the accounts receivable securitization program, being included on the 2010 balance sheet as trade receivables, net. This increase in receivables reduced cash from operations by $200 million in first quarter 2010.

(2) Net cash provided by operating activities in 2011 included the use of $110 million for the tax payment for the tax gain on the sale of the PET business completed in first quarter 2011.

Excluding the impact of the tax payment for the tax gain on the sale of the PET business completed in first quarter 2011 and the impact of the adoption of amended accounting guidance for transfers of financial assets which impacts the financial statement presentation for activity under the Company's accounts receivable securitization program in 2010, cash provided by operating activities decreased $40 million in 2011 compared with 2010. The decrease was primarily due to an increase in working capital and higher cash payments for employee pension and incentive pay plans during the year, which were partially offset by higher net earnings. Working capital increased primarily due to increased inventory primarily as a result of increased raw material costs, increased accounts receivable primarily due to increased sales revenue, and decreased accounts payable primarily due to decreased raw material purchases due to lower sales volume near year-end.

Excluding the impact of the adoption of amended accounting guidance for transfers of financial assets which impacts the financial statement presentation for activity under the Company's accounts receivable securitization program, cash provided by operating activities increased $17 million in 2010 compared to 2009. The increase was primarily due to significantly higher net earnings, offset by an increase in working capital and the inclusion in operating cash flow in 2009 of a benefit generated by a change in the tax method for capitalizing assets. Working capital increased due to increased trade receivables primarily attributed to strong sales revenues throughout the year and increased inventories due to higher quantities attributed to improved demand for the Company's products and higher costs. Both the increase in receivables and inventory were partially offset by an increase in accounts payable driven by a higher level of purchasing activity.

Cash used in investing activities decreased $300 million in 2011. The decrease was primarily related to the receipt of $615 million from the sale of the PET business offsetting investment of $200 million in short-term time deposits having staggered maturities between three and ten months at the investment date and higher capital expenditures, as well as slightly lower payments for acquisitions and investments in joint ventures.

Cash used in investing activities increased $73 million in 2010. The increase was primarily related to higher cash outflows for acquisitions and investments in joint ventures, including the acquisition of Genovique and the Korean acetate tow facility, which more than offset lower capital expenditures.

Cash used in financing activities increased $12 million in 2011. Higher cash outflows for share repurchases and dividends and lower proceeds from borrowings and stock option exercises and other items were mostly offset by significantly lower cash outflows for repayment of borrowings.

The increase in cash used in financing activities of $429 million in 2010 was primarily related to higher cash outflows for repayment of borrowings, including for early repayment of $500 million principal amount of outstanding long term debt, and share repurchases, which more than offset higher cash receipts for proceeds from borrowings and proceeds from stock option exercises and other items.

Excluding the expected impact of the acquisition of Solutia, in 2012, the Company expects to generate positive free cash flow (operating cash flow less capital expenditures and dividends) of between $250 million and $300 million, capital expenditures of between $400 million and $425 million, and U.S. defined benefit pension plan funding of $100 million. Assuming the acquisition of Solutia mid-2012, the priorities for uses of available cash in 2012 are expected to be payment of the quarterly cash dividend, repayment of debt, pension funding, and funding targeted growth initiatives.

Liquidity

The Company had cash and cash equivalents and short-term time deposits as follows:

(Dollars in millions)	December 31, 2011	2010	2009
Cash and cash equivalents	$ 577	$ 516	$ 793
Short-term time deposits	200	--	--
Total cash and cash equivalents and short-term time deposits [1]	$ 777	$ 516	$ 793

[1] Cash and cash equivalents and short-term time deposits are primarily held in the United States.

In addition, at December 31, 2011, the Company had access to the sources of liquidity described below.

In December 2011, the Company entered into a $750 million revolving credit agreement (the "Credit Facility") expiring December 2016. The Credit Facility replaces, and has terms substantially similar to, the $700 million revolving credit agreement entered into in April 2006 (the "Prior Credit Facility") which was terminated concurrently with the entry into the Credit Facility. Borrowings under the Credit Facility are subject to interest at varying spreads above quoted market rates and a commitment fee is paid on the total unused commitment. In addition, the Credit Facility contains a number of customary covenants and events of default, including required maintenance of certain financial ratios. The Company was in compliance with all such covenants for all periods presented. At December 31, 2011, the Company had no outstanding borrowings under the Credit Facility, and at December 31, 2010, the Company had no outstanding borrowings under the Prior Credit Facility.

The Credit Facility provides liquidity support for commercial paper borrowings and general corporate purposes. Accordingly, any outstanding commercial paper borrowings reduce capacity for borrowings available under the Credit Facility. Given the expiration date of the Credit Facility, any commercial paper borrowings supported by the Credit Facility are classified as long-term borrowings because the Company has the ability and intent to refinance such borrowings on a long-term basis.

Additionally, at December 31, 2011, the Company also had a $200 million line of credit under its annually renewable accounts receivable securitization agreement ("A/R Facility"). The A/R Facility was renewed in July 2011. Borrowings under the A/R Facility are subject to interest rates based on a spread over the lender's borrowing costs, and the Company pays a fee to maintain availability of the A/R Facility. In addition, the A/R Facility contains a number of customary covenants and events of default, including the maintenance of certain financial ratios. The Company was in compliance with all such covenants for all periods presented. At December 31, 2011, the Company had no outstanding borrowings under the A/R Facility. For more information, see Note 10, "Borrowings" and Note 14, "Commitments" of this Annual Report.

During fourth quarter 2010, the Company completed a public debt restructuring comprised of the sale of $500 million aggregate principal amount of new five and ten year debt securities and the early repayment of $500 million aggregate principal amount of outstanding debt securities. The debt restructuring allowed the Company to favorably adjust its debt maturities and reduce future interest costs on its long-term debt. The early repayment of debt resulted in a charge of $115 million, net. See Note 10, "Borrowings" and Note 11, "Early Debt Extinguishment Costs" of this Annual Report for further information regarding debt issuance and extinguishment.

For more information regarding interest rates, see Note 10, "Borrowings" of this Annual Report.

In 2011, 2010, and 2009 the Company made $102 million, $35 million, and $181 million, respectively, in contributions to its U.S. defined benefit pension plans.

Cash flows from operations, cash and cash equivalents, short-term time deposits, and the other sources of liquidity described above are expected to be available and sufficient to meet foreseeable cash flow requirements. However, the Company's cash flows from operations can be affected by numerous factors including risks associated with global operations, raw material availability and cost, demand for and pricing of Eastman's products, capacity utilization, and other factors described under "Forward-Looking Statements and Risk Factors" below. The Company believes maintaining a financial profile consistent with an investment grade company is important to its long term strategic and financial flexibility.

On January 26, 2012, in connection with its entry into a definitive agreement to acquire Solutia and in order to fund a portion of the purchase price for the acquisition, the Company entered into an agreement with lenders which contains commitments for a $3.5 billion senior unsecured bridge term loan facility and sets out the principal terms of a senior unsecured term loan facility for up to $1.25 billion, with any commitments in respect of the term loan facility reducing on a dollar-for-dollar basis commitments under the bridge term loan facility. Final terms of this financing will be contained in definitive agreements relating to such indebtedness.

Capital Expenditures

Capital expenditures were $457 million, $243 million, and $310 million for 2011, 2010, and 2009, respectively. Discretionary spending on certain capital projects was deferred in late 2009 in response to the global recession. Capital expenditures remained at a level sufficient for required maintenance and certain strategic growth initiatives through first nine months 2010. In fourth quarter 2010, the Company increased spending on discretionary infrastructure projects and certain strategic growth initiatives to $110 million which carried into 2011. Capital expenditures in 2011 primarily increased due to organic growth initiatives, particularly in the Specialty Plastics, CASPI, and PCI segments. Excluding the expected impact of the acquisition of Solutia, the Company expects that 2012 capital spending will be between $400 million and $425 million.

Excluding the expected impact of the acquisition of Solutia, the Company expects 2012 depreciation and amortization to be slightly higher than 2011 expenses of $273 million, primarily due to the completion of capacity expansions and a full year of depreciation on assets from 2011 acquisitions, including Sterling.

Other Commitments

At December 31, 2011, the Company's obligations related to outstanding indebtedness in the form of notes and debentures totaled approximately $1.6 billion to be paid over a period of approximately 15 years.

The Company had various purchase obligations at December 31, 2011 totaling approximately $1.4 billion over a period of approximately 15 years for materials, supplies and energy incident to the ordinary conduct of business. The Company also had various lease commitments for property and equipment under cancelable, noncancelable, and month-to-month operating leases totaling $105 million over a period of several years. Of the total lease commitments, approximately 10 percent relate to machinery and equipment, including computer and communications equipment and production equipment; approximately 60 percent relate to real property, including office space, storage facilities, and land; and approximately 30 percent relate to railcars.

In addition, the Company had other liabilities at December 31, 2011 totaling approximately $1.6 billion related primarily to pension, retiree medical, other post-employment obligations, and environmental reserves.

The obligations described above are summarized in the following table:

(Dollars in millions)	Payments Due for						
Period	Notes and Debentures	Credit Facility Borrowings and Other	Interest Payable	Purchase Obligations	Operating Leases	Other Liabilities (a)	Total (b)
2012	$ 147	$ 6	$ 87	$ 276	$ 27	$ 270	$ 813
2013		--	81	264	20	51	416
2014	-	--	81	143	11	52	287
2015	250	--	82	137	8	56	533
2016		--	74	137	7	67	285
2017 and beyond	1,195	--	454	461	32	1,100	3,242
Total	$ 1,592	$ 6	$ 859	$ 1,418	$ 105	$ 1,596	$ 5,576

(a) Amounts represent the current estimated cash payments to be made by the Company primarily for pension and other post-employment benefits and taxes payable in the periods indicated. The amount and timing of such payments is dependent upon interest rates, health care cost trends, actual returns on plan assets, retirement and attrition rates of employees, continuation or modification of the benefit plans, and other factors. Such factors can significantly impact the amount and timing of any future contributions by the Company.

(b) Not included in the above table is the expected payment of approximately $2.7 billion in cash in order to complete the Solutia acquisition or any obligations to be assumed upon completion of the acquisition of Solutia.

Off Balance Sheet and Other Financing Arrangements

If certain operating leases are terminated by the Company, it has guaranteed a portion of the residual value loss, if any, incurred by the lessors in disposing of the related assets. Under these operating leases, the residual value guarantees at December 31, 2011 totaled $184 million and consisted primarily of leases for railcars and company aircraft. Leases with guarantee amounts totaling $139 million and $45 million will expire in 2012 and 2016 and beyond, respectively. The Company believes, based on current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

As described in Note 7, "Equity Investments" of this Annual Report, Eastman has a 50 percent interest in and serves as the operating partner in Primester, a joint venture which manufactures cellulose acetate at Eastman's Kingsport, Tennessee plant. This investment is accounted for under the equity method. Eastman's net investment in the joint venture at December 31, 2011 and 2010 was approximately $28 million and $32 million, respectively, which was comprised of the recognized portion of the venture's accumulated deficits, long-term amounts owed to Primester, and a line of credit from Eastman to Primester.

The Company did not have any other material relationships with unconsolidated entities or financial partnerships, including special purpose entities, for the purpose of facilitating off-balance sheet arrangements with contractually narrow or limited purposes. Thus, Eastman is not materially exposed to any financing, liquidity, market, or credit risk related to the above or any other such relationships.

The accounting guidance on consolidation of Variable Interest Entities ("VIEs") is effective for all VIEs or potential VIEs the Company is involved with on or after January 1, 2010. This guidance amended the evaluation criteria to identify which entity has a controlling financial interest of a variable interest entity and requires ongoing reassessments. The Company has evaluated its material contractual relationships under this guidance and has concluded that the entities involved in these relationships are not VIEs or, in the case of Primester, a joint venture that manufactures cellulose acetate at the Company's Kingsport, Tennessee plant, the Company has shared control of the VIE. As such, the Company is not required to consolidate these entities.

Guarantees and claims also arise during the ordinary course of business from relationships with suppliers, customers, and other parties when the Company undertakes an obligation to guarantee the performance of others, if specified triggering events occur. Non-performance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, intellectual property and environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Company's consolidated financial position or liquidity.

Treasury Stock

On October 3, 2011, the Company distributed a two-for-one split of the Company's common stock in the form of a 100 percent stock dividend. For additional information, see Note 17, "Stockholders' Equity " of this Annual Report on Form 10-K.

In October 2007, the Company's Board of Directors authorized $700 million for repurchase of the Company's outstanding common stock. The Company completed the $700 million repurchase authorization in November 2010, acquiring a total of 22.4 million shares.

In August 2010, the Company's Board of Directors authorized $300 million for the repurchase of the Company's outstanding common. The Company completed the $300 million repurchase authorization in June 2011, acquiring a total of 7.1 million shares.

In February 2011, the Company's Board of Directors authorized an additional repurchase of up to $300 million of the Company's outstanding common stock at such times, in such amounts, and on such terms, as determined to be in the best interests of the Company. As of December 31, 2011, a total of 4,757,639 shares of common stock have been repurchased under this authorization for a total amount of approximately $202 million.

During 2011, the Company repurchased 7,258,031 shares of common stock for a cost of approximately $316 million.

Dividends

The Company's Board of Directors declared quarterly cash dividends of $0.235 per share in first and second quarters and $0.260 per share in third and fourth quarters 2011 for a total of $0.990 per share in 2011. The Board of Directors declared quarterly cash dividends of $0.220 per share in first, second, and third quarters and $0.235 per share in fourth quarter 2010 for a total of $0.895 per share in 2010, and $0.220 per share for all quarters, for a total of $0.880 per share in 2009. The Board of Directors has declared a cash dividend of $0.260 per share during the first quarter of 2012, payable on April 2, 2012 to stockholders of record on March 15, 2012.

ENVIRONMENTAL

Certain Eastman manufacturing sites generate hazardous and nonhazardous wastes of which the treatment, storage, transportation, and disposal are regulated by various governmental agencies. In connection with the cleanup of various hazardous waste sites, the Company, along with many other entities, has been designated a potentially responsible party ("PRP") by the U.S. Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act, which potentially subjects PRPs to joint and several liability for such cleanup costs. In addition, the Company will be required to incur costs for environmental remediation and closure and postclosure under the Federal Resource Conservation and Recovery Act. Reserves for environmental contingencies have been established in accordance with Eastman's policies as described in Note 1, "Significant Accounting Policies" of this Annual Report. Because of expected sharing of costs, the availability of legal defenses, and the Company's preliminary assessment of actions that may be required management does not believe that the Company's liability for these environmental matters, individually or in the aggregate, will be material to the Company's consolidated financial position, results of operations or cash flows.

The Company accrues environmental remediation costs when it is probable that the Company has incurred a liability at a contaminated site and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. This undiscounted accrued amount reflects the Company's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, and chemical control regulations and testing requirements could result in higher or lower costs. Estimated future environmental expenditures for remediation costs range from the minimum or best estimate of $11 million to the maximum of $29 million at December 31, 2011.

In addition to remediation activities, the Company establishes reserves for closure and postclosure costs associated with the environmental assets it maintains. Environmental assets include but are not limited to waste management units, such as landfills, water treatment facilities, and ash ponds. When these types of assets are constructed or installed, a reserve is established for the anticipated future costs associated with the closure of the asset based on its expected life and the applicable regulatory closure requirements. These future expenses are charged into earnings over the estimated useful life of the assets. The best estimate accrued to date over the facilities' estimated useful lives for asset retirement obligation costs is $28 million at December 31, 2011.

GAAP requires an entity to recognize a liability for a conditional asset retirement obligation ("CARO") when incurred if the liability can be reasonably estimated. The Company has performed an examination of various asset categories as of December 31, 2011. Although it may have CAROs at certain of its facilities, including, but not limited to, the potential for asbestos abatement activities, the Company is unable to determine potential settlement dates to be used in fair value calculations for estimating these obligations as a result of an absence of plans or expectations to undertake a major renovation or demolition project that would require the removal of asbestos. The Company continues to monitor these conditional obligations, as well as any new ones that may develop, and will record reserves associated with them when and to the extent that more detailed information becomes available concerning applicable retirement costs. The recorded obligations did not have a material impact on its consolidated financial position, results of operations and cash flows.

Reserves related to environmental asset retirement obligations accounted for approximately 75 percent of the total environmental reserve at December 31, 2011. Currently, the Company's environmental assets are expected to reach the end of their useful lives at different times over the next 50 years. If the Company was to invest in numerous new environmental assets, or, these assets were to require closure a significant number of years before the Company anticipated they would, the amortization on them would increase, and could have a material negative impact on the Company's financial condition and results of operations. The Company views the likelihood of this occurrence to be remote, and does not anticipate, based on its past experience with this type of planned remediation, that an additional accrual related to environmental assets will be necessary.

The Company's cash expenditures related to environmental protection and improvement were $219 million, $200 million, and $173 million in 2011, 2010, and 2009, respectively. These amounts were primarily for operating costs associated with environmental protection equipment and facilities, but also included $35 million in expenditures for engineering and construction in 2011. Cash expenditures in 2012 are expected to increase primarily as a result of full year integration of 2011 acquisitions and of the expected mid-2012 acquisition of Solutia, although no assurances of the timing of completion of this acquisition or the related cash expenditures can be provided. Other than potential capital expenditures at the Company's Kingsport, Tennessee facility related to regulations associated with controlling air emissions from boilers, the Company does not currently expect future environmental capital expenditures arising from requirements of recently promulgated environmental laws and regulations to materially increase the Company's planned level of annual capital expenditures for environmental control facilities, although no assurances can be provided as to the timing or amount of any capital expenditures that may arise as a result of the completion of the expected acquisition of Solutia. Potential capital expenditures associated with boiler air emissions remain uncertain pending adoption of final regulations, but could increase average annual capital expenditures significantly over the next five years compared to recent historical levels depending on final regulation requirements and the Company's method of addressing those requirements.

INFLATION

In recent years, general economic inflation has not had a material adverse impact on Eastman's costs. The cost of raw materials is generally based on market price, although derivative financial instruments were utilized, as appropriate, to mitigate short-term market price fluctuations. The volatility of raw material and energy costs will continue and the Company will continue to pursue pricing and hedging strategies and ongoing cost control initiatives to offset the effects on gross profit. For additional information see Note 12, "Derivatives" of this Annual Report.

RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2011, the Financial Accounting Standards Board ("FASB") issued amended accounting guidance related to fair value measurements and disclosures with the purpose of converging the fair value measurement and disclosure guidance issued by the FASB and the International Accounting Standards Board. The guidance is effective for reporting periods beginning after December 15, 2011. The guidance includes amendments that clarify the intent of the application of existing fair value measurement requirements along with amendments that change a particular principle or requirement for fair value measurements and disclosures. The Company has concluded that the new guidance will not have a material impact on its Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings, Consolidated Statements of Financial Position, or related disclosures.

In June 2011, the FASB issued amended accounting guidance related to presentation of comprehensive income. The standards update is intended to help financial statement users better understand the causes of an entity's change in financial position and results of operation. It is effective for reporting periods beginning after December 15, 2011. The amendments eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments require that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The FASB amended this guidance in December 2011 to postpone a requirement to present items that are reclassified from other comprehensive income to net income on the face of the financial statement where the components of net income and other comprehensive income are presented and reinstate previous guidance related to such reclassifications. Upon adoption, the Company will continue to present components of comprehensive income in its Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings. Since this new guidance will affect disclosure requirements only, the Company has concluded that it will not have a material impact on the Company's financial position or results of operations.

In December 2011, the FASB and International Accounting Standards Board jointly issued amended accounting guidance to enhance disclosure requirements for instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. It is effective for reporting periods beginning on or after January 1, 2013. The Company is currently assessing the impact of this guidance on its disclosures. Since this new guidance will affect disclosure requirements only, the Company has concluded that it will not have a material impact on the Company's financial position or results of operations.

OUTLOOK

The Company expects to benefit from the strength of its businesses based on modest global economic growth and aided by the full year integration of 2011 acquisitions including Sterling and Scandiflex.

The Company expects the volatility of market prices for raw materials and energy to continue and that the Company will continue to use pricing and hedging strategies to offset this volatility.

The Company expects to continue with growth initiatives in all segments, as well as to continue to explore and invest in R&D initiatives at a corporate level that are aligned with macro trends in sustainability, consumerism, and energy efficiency through high performance materials, advanced cellulosics, and environmentally-friendly chemistry.

The Company expects to complete the acquisition of Solutia mid-2012. This acquisition is subject to approval by Solutia's shareholders, receipt of required regulatory approvals, and satisfaction of other customary closing conditions.

Excluding the impact of the expected acquisition of Solutia, the Company expects:

- capital spending to be between $400 million and $425 million for organic growth initiatives and maintenance; and
- between $250 million and $300 million of free cash flow (operating cash flow less capital expenditures and dividends).

Assuming mid-2012 completion of the Solutia acquisition, the Company expects full year diluted earnings per share in 2012 to be approximately $5, excluding acquisition-related costs and charges.

See "Forward-Looking Statements and Risk Factors" below.

EASTMAN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

The expectations under "Outlook" and certain other statements in this Annual Report which are not statements of historical fact may be "forward-looking statements" as defined in, and subject to the protections of, the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements, and other written and oral forward-looking statements made by the Company from time to time may relate to, among other things, such matters as planned and expected capacity increases and utilization; anticipated capital spending; expected depreciation and amortization; environmental matters; expectations regarding the completion of the acquisition of Solutia including our ability to achieve the expected benefits and synergies from the acquired businesses; pending and future legal proceedings; exposure to, and effects of hedging of, raw material and energy costs, foreign currencies and interest rates; global and regional economic, political, and business conditions; competition; growth opportunities; supply and demand, volume, price, cost, margin, and sales; earnings, cash flow, dividends and other expected financial results and conditions; expectations, strategies, and plans for individual assets and products, businesses and segments as well as for the whole of Eastman; cash requirements and uses of available cash; financing plans and activities; pension expenses and funding; credit ratings; anticipated and other future restructuring, acquisition, divestiture, and consolidation activities; cost reduction and control efforts and targets; the timing of, and benefits from, the integration of and expected business and financial performance of acquired businesses; strategic initiatives and development, production, commercialization, and acceptance of new products, services and technologies and related costs; asset, business and product portfolio changes; and expected tax rates and net interest costs.

These plans and expectations are based upon certain underlying assumptions, including those mentioned with the specific statements. Such assumptions are based upon internal estimates and analyses of current market conditions and trends, management expectations, plans, and strategies, economic conditions and other factors. These plans and expectations and the underlying assumptions are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. There also can be no assurance regarding the timing of completion of any proposed acquisitions, and the timing or actual achievement of expected benefits from, integration plans relating to, and expected synergies from, acquired businesses. Actual results could differ materially from expectations expressed in any forward-looking statement if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized. In addition to the factors described elsewhere in this Annual Report, the following are the most significant known factors that could cause the Company's actual results to differ materially from those in any such forward-looking statement. Additional factors not presently known to the Company, or that the Company does not currently believe to be material, may also cause actual results to differ materially from expectations.

Adverse and uncertain conditions in the global economy and the financial markets could negatively impact the Company.

While economic and financial market conditions have improved from those in 2008 and 2009, continued uncertain conditions in the global economy and global capital markets, particularly in Europe, may adversely affect the Company's results of operations, financial condition, and cash flows. The Company's business and operating results were affected by the impact of the recent global recession, including the credit market crisis, declining consumer and business confidence, fluctuating commodity prices, volatile exchange rates, and other challenges that affected the global economy. If the global economy or financial markets again deteriorate or experience significant new disruptions, the Company's results of operations, financial condition, and cash flows could be materially adversely affected; in addition the Company's ability to access the credit and capital markets under attractive rates and terms could be constrained, which may negatively impact the Company's liquidity or ability to pursue certain growth initiatives.

Volatility in costs for strategic raw material and energy commodities or disruption in the supply of these commodities could adversely affect our financial results.

The Company is reliant on certain strategic raw material and energy commodities for its operations and utilizes risk management tools, including hedging, as appropriate, to mitigate short-term market fluctuations in raw material and energy costs. These risk mitigation measures cannot eliminate all exposure to market fluctuations. In addition, natural disasters, plant interruptions, changes in laws or regulations, war or other outbreak of hostilities or terrorism, and breakdown or degradation of transportation infrastructure used for delivery of strategic raw material and energy commodities, could adversely impact both the cost and availability of these commodities.

The Company could be materially adversely affected by disruptions to manufacturing operations or related infrastructure.

Significant limitation of the Company's ability to manufacture products due to disruption of manufacturing operations or related infrastructure could have a material adverse effect on the Company's sales revenue, costs, results of operations, and financial condition. Disruptions could occur due to internal factors such as computer or equipment malfunction (accidental or intentional), operator error, or process failures; or external factors such as natural disasters, pandemic illness, changes in laws or regulations, war or other outbreak of hostilities or terrorism, cyber attacks, or breakdown or degradation of transportation infrastructure used for delivery of supplies to the Company or for delivery of products to customers.

Loss or financial weakness of any of the Company's largest customers could adversely affect our financial results.

The Company has an extensive customer base; however, loss of, or material financial weakness of, certain of our largest customers could adversely affect the Company's financial condition and results of operations until such business is replaced and no assurances can be made that the Company would be able to regain or replace any lost customers.

Growth initiatives may not achieve desired business or financial objectives and may require a significant use of resources in excess of those estimated or budgeted for such initiatives.

The Company continues to identify and pursue growth opportunities through both internal (or "organic") development and acquisitions and joint ventures to diversify and extend the portfolio of our businesses. These growth opportunities include development and commercialization of new products and technologies, expansion into new markets and geographic regions, and alliances, ventures, and acquisitions that complement and extend the Company's portfolio of businesses and capabilities. There can be no assurance that such efforts, investments, or acquisitions and alliances (including integration of acquired businesses) will result in financially successful commercialization of products or acceptance by existing or new customers or new markets or achieve their underlying strategic business objectives or that they will be beneficial to the Company's results of operations. There also can be no assurance regarding the timing of completion of proposed acquisitions, expected benefits of proposed acquisitions, integration plans, and expected synergies therefrom. There also can be no assurance that capital projects for growth efforts can be completed within the time or at the costs projected due, among other things, to demand for and availability of construction materials and labor and obtaining regulatory approvals and operating permits and reaching agreement on terms of key agreements and arrangements with potential suppliers and customers. Any such delays or cost overruns or the inability to obtain such approvals or to reach such agreements on acceptable terms could negatively affect the returns from any proposed investments and projects.

The pending acquisition of Solutia exposes the Company to a number of risks and uncertainties, both before and after its completion, the occurrence of any of which could materially adversely affect the Company's business, financial condition, and results of operations.

In connection with Eastman's agreement to complete the acquisition of Solutia, and during its pendency, the Company is subject to a number of risks and uncertainties, the occurrence of any of which could have a material adverse effect on Eastman. These risks include, but are not limited to:

- that the Company may not complete the acquisition of Solutia on terms contained in the merger agreement, which could impact the purchase price to be paid, assets to be acquired, covenants relating to Eastman's or Solutia's operations, or timing thereof;
- that the Company may continue to incur significant additional costs and expend significant additional time and effort prior to the closing and if the transaction is delayed or not consummated, the Company may not be able to realize any benefit therefrom;
- that the Company may not be able to obtain the financing it intends to obtain in order to complete the acquisition of Solutia; and
- that Solutia can require Eastman to complete the acquisition in certain situations that could result in the Company incurring significant additional costs.

In the event the Company does complete the acquisition of Solutia, it may become subject to a number of additional risks and uncertainties, the occurrence of any of which could have a material adverse effect on Eastman. These risks and uncertainties include that the Company:

- will be required to incur substantial additional indebtedness in order to complete the acquisition of Solutia;
- may not be able to achieve the cost, revenue, or tax synergies expected from the acquisition of Solutia, or there may be delays in achieving any such synergies; and
- may be required to expend significant additional resources in order to integrate Solutia's businesses into Eastman's.

Legislative or regulatory actions could increase the Company's future compliance costs.

The Company's facilities and businesses are subject to complex health, safety and environmental laws and regulations, which require and will continue to require significant expenditures to remain in compliance with such laws and regulations. The Company's accruals for such costs and associated liabilities are subject to changes in estimates on which the accruals are based. The amount accrued reflects the Company's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, chemical control regulations, and testing requirements could result in higher costs. Pending and proposed U.S. Federal legislation and regulation increase the likelihood that the Company's manufacturing sites will in the future be impacted by regulation of greenhouse gas emissions and energy policy, which legislation and regulation, if enacted, may result in capital expenditures, increases in costs for raw materials and energy, limitations on raw material and energy source and supply choices, and other direct compliance costs.

In addition to the foregoing most significant known risk factors to the Company, there may be other factors, not currently known to the Company, which could, in the future, materially adversely affect the Company, its business, financial condition, or results of operations. The foregoing discussion of the most significant risk factors to the Company does not necessarily present them in order of importance. This disclosure, including that under "Outlook" and "Forward-Looking Statements and Risk Factors," and other forward-looking statements and related disclosures made by the Company in this Annual Report and elsewhere from time to time, represents management's best judgment as of the date the information is given. The Company does not undertake responsibility for updating any of such information, whether as a result of new information, future events, or otherwise, except as required by law. Investors are advised, however, to consult any further public Company disclosures (such as in filings with the Securities and Exchange Commission or in Company press releases) on related subjects.

EASTMAN

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Eastman Chemical Company ("Eastman" or the "Company") has exposure to market risks from changes in financial market conditions in the normal course of its business due to its use of certain financial instruments as well as transacting in various foreign currencies and funding foreign operations. To mitigate the Company's exposure to these market risks, Eastman has established policies, procedures, and internal processes governing its management of financial market risks and the use of financial instruments to manage its exposure to such risks.

The Company determines its market risk utilizing sensitivity analyses, which measure the potential losses in fair value resulting from one or more selected hypothetical changes in interest rates, foreign currency exchange rates, and/or commodity prices.

The Company is exposed to changes in interest rates primarily as a result of its borrowing and investing activities, which include long-term borrowings used to maintain liquidity and to fund its business operations and capital requirements. From time to time, to manage the Company's mix of fixed and variable rate debt effectively, the Company enters into interest rate swaps in which the Company agrees to exchange the difference between fixed and variable interest amounts calculated by reference to an agreed upon notional principal amount. At December 31, 2011 and 2010, these borrowings, investments, and swaps were predominately U.S. dollar denominated. The nature and amount of the Company's long-term and short-term debt may vary from time to time as a result of business requirements, market conditions, and other factors. For purposes of calculating the market risks associated with the fair value of interest-rate-sensitive instruments, the Company uses a one percent or less absolute shift in interest rates. At December 31, 2011 and 2010, the market risks associated with the fair value of interest-rate-sensitive instruments, assuming an instantaneous absolute shift in interest rates of one percent or less were approximately $145 million and $123 million, respectively. This exposure is primarily related to long-term debt with fixed interest rates.

The Company's operating cash flows and borrowings denominated in foreign currencies are exposed to changes in foreign currency exchange rates. The Company continually evaluates its foreign currency exposure based on current market conditions and the locations in which the Company conducts business. In order to mitigate the effect of foreign currency risk, the Company from time to time enters into currency options to hedge probable anticipated, but not yet committed, export sales and purchase transactions expected within no more than five years and denominated in foreign currencies and enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. The gains and losses on these contracts offset changes in the value of related exposures. It is the Company's policy to enter into foreign currency derivative financial instruments only to the extent considered necessary to meet its objectives as stated above. The Company does not enter into foreign currency derivative financial instruments for speculative purposes. At December 31, 2011, the market risks associated with cash flows denominated in foreign currencies assuming a 10 percent adverse move in the U.S. dollar relative to each foreign currency was approximately $53 million, with an additional $5 million exposure for each additional one percentage point adverse change in foreign currency rates. At December 31, 2010, the market risks associated with cash flows denominated in foreign currencies assuming a 10 percent adverse move in the U.S. dollar relative to each foreign currency was approximately $60 million, with an additional $6 million exposure for each additional one percentage point adverse change in foreign currency rates. Since the Company utilizes currency-sensitive derivative instruments for hedging anticipated foreign currency transactions, a loss in fair value for those instruments is generally offset by increases in the value of the underlying anticipated transactions.

The Company is exposed to fluctuations in market prices for certain of its major raw materials and energy. To mitigate short-term fluctuations in market prices for certain commodities, principally propane, natural gas, and ethane, the Company enters into option and forward contracts. At December 31, 2011, the market risk associated with forward and option contracts for feedstock and natural gas, assuming an instantaneous parallel shift in the underlying commodity price of 10 percent, was $10 million with less than an additional $1 million exposure for each one percentage point move in closing price thereafter. At December 31, 2010, the market risk associated with forward and option contracts for feedstock and natural gas, assuming an instantaneous parallel shift in the underlying commodity price of 10 percent, was $6 million, with less than an additional $1 million exposure for each one percentage point move in closing price thereafter.

EASTMAN

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

EASTMAN

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation and integrity of the accompanying consolidated financial statements of Eastman appearing on pages 41 through 87. Eastman has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States, and the statements of necessity include some amounts that are based on management's best estimates and judgments.

Eastman's accounting systems include extensive internal controls designed to provide reasonable assurance of the reliability of its financial records and the proper safeguarding and use of its assets. Such controls are based on established policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties, and are monitored through a comprehensive internal audit program. The Company's policies and procedures prescribe that the Company and all employees are to maintain the highest ethical standards and that its business practices throughout the world are to be conducted in a manner that is above reproach.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who were responsible for conducting their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report is included herein.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of non-management Board members. The independent registered public accounting firm and internal auditors have full and free access to the Audit Committee. The Audit Committee meets periodically with PricewaterhouseCoopers LLP and Eastman's director of internal auditing, both privately and with management present, to discuss accounting, auditing, policies and procedures, internal controls, and financial reporting matters.

/s/ James P. Rogers	/s/ Curtis E. Espeland
James P. Rogers	Curtis E. Espeland
Chief Executive Officer	Senior Vice President and
	Chief Financial Officer
February 22, 2012	

EASTMAN

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Eastman Chemical Company

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Eastman Chemical Company and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting . Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 22, 2012

EASTMAN

CONSOLIDATED STATEMENTS OF EARNINGS, COMPREHENSIVE INCOME and RETAINED EARNINGS

(Dollars in millions, except per share amounts)	For years ended December 31, 2011	2010	2009
Sales	$ 7,178	$ 5,842	$ 4,396
Cost of sales	5,538	4,368	3,364
Gross profit	1,640	1,474	1,032
Selling, general and administrative expenses	469	431	367
Research and development expenses	158	152	124
Asset impairments and restructuring charges (gains), net	(8)	29	196
Operating earnings	1,021	862	345
Net interest expense	76	99	78
Early debt extinguishment costs	--	115	--
Other charges (income), net	(19)	12	13
Earnings from continuing operations before income taxes	964	636	254
Provision for income taxes from continuing operations	307	211	100
Earnings from continuing operations	657	425	154
Earnings (loss) from discontinued operations, net of tax	8	13	(18)
Gain from disposal of discontinued operations, net of tax	31	--	--
Net earnings	$ 696	$ 438	$ 136
Basic earnings per share			
Earnings from continuing operations	$ 4.70	$ 2.95	$ 1.06
Earnings (loss) from discontinued operations	0.28	0.09	(0.12)
Basic earnings per share	$ 4.98	$ 3.04	$ 0.94
Diluted earnings per share			
Earnings from continuing operations	$ 4.59	$ 2.88	$ 1.05
Earnings (loss) from discontinued operations	0.27	0.08	(0.12)
Diluted earnings per share	$ 4.86	$ 2.96	$ 0.93
Comprehensive Income			
Net earnings	$ 696	$ 438	$ 136
Other comprehensive income (loss), net of tax			
Change in cumulative translation adjustment	(15)	2	17
Change in unrecognized losses and prior service credits for benefit plans	(71)	(39)	(74)
Change in unrealized gains (losses) on derivative instruments	(20)	(10)	7
Total other comprehensive income (loss), net of tax	(106)	(47)	(50)
Comprehensive income	$ 590	$ 391	$ 86
Retained Earnings			
Retained earnings at beginning of period	$ 2,879	$ 2,570	$ 2,562
Net earnings	696	438	136
Cash dividends declared	(139)	(129)	(128)
Retained earnings at end of period	$ 3,436	$ 2,879	$ 2,570

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Dollars in millions, except per share amounts)	December 31, 2011	December 31, 2010
Assets		
Current assets		
Cash and cash equivalents	$ 577	$ 516
Short-term time deposits	200	--
Trade receivables, net	632	545
Miscellaneous receivables	72	131
Inventories	779	608
Other current assets	42	30
Current assets held for sale	--	217
Total current assets	2,302	2,047
Properties		
Properties and equipment at cost	8,383	7,908
Less: Accumulated depreciation	5,276	5,063
Properties and equipment held for sale, net	--	374
Net properties	3,107	3,219
Goodwill	406	375
Other noncurrent assets	369	322
Noncurrent assets held for sale	--	23
Total assets	$ 6,184	$ 5,986
Liabilities and Stockholders' Equity		
Current liabilities		
Payables and other current liabilities	$ 961	$ 1,012
Borrowings due within one year	153	6
Current liabilities related to assets held for sale	--	52
Total current liabilities	1,114	1,070
Long-term borrowings	1,445	1,598
Deferred income tax liabilities	210	284
Post-employment obligations	1,411	1,274
Other long-term liabilities	134	130
Noncurrent liabilities related to assets held for sale	--	3
Total liabilities	4,314	4,359
Commitments and contingencies (Note 14)		
Stockholders' equity		
Common stock ($0.01 par value per share – 350,000,000 shares authorized; shares issued – 196,455,131 and 193,688,890 for 2011 and 2010, respectively)	2	2
Additional paid-in capital	900	793
Retained earnings	3,436	2,879
Accumulated other comprehensive loss	(538)	(432)
	3,800	3,242
Less: Treasury stock at cost (59,539,633 shares for 2011 and 52,345,308 shares for 2010)	1,930	1,615
Total stockholders' equity	1,870	1,627
Total liabilities and stockholders' equity	$ 6,184	$ 5,986

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)	For years ended December 31, 2011	2010	2009
Cash flows from operating activities			
Net earnings	$ 696	$ 438	$ 136
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	273	280	274
Asset impairments charges	--	8	179
Gains on sale of assets	(70)	--	--
Early debt extinguishment costs	--	115	--
Provision for deferred income taxes	11	59	185
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:			
(Increase) decrease in trade receivables	(73)	(358)	2
(Increase) decrease in inventories	(156)	(160)	100
Increase (decrease) in trade payables	(51)	152	16
Increase (decrease) in liabilities for employee benefits and incentive pay	(90)	11	(149)
Other items, net	85	30	15
Net cash provided by operating activities	625	575	758
Cash flows from investing activities			
Additions to properties and equipment	(457)	(243)	(310)
Proceeds from sale of assets and investments	651	13	30
Acquisitions and investments in joint ventures	(156)	(190)	(68)
Additions to short-term time deposits	(200)	--	--
Additions to capitalized software	(9)	(7)	(8)
Other items, net	29	(15)	(13)
Net cash used in investing activities	(142)	(442)	(369)
Cash flows from financing activities			
Net increase in commercial paper, credit facility, and other borrowings	1	2	3
Proceeds from borrowings	--	496	248
Repayment of borrowings	(2)	(620)	(101)
Dividends paid to stockholders	(136)	(127)	(128)
Treasury stock purchases	(316)	(280)	(21)
Proceeds from stock option exercises and other items	30	118	17
Net cash provided by (used in) financing activities	(423)	(411)	18
Effect of exchange rate changes on cash and cash equivalents	1	1	(1)
Net change in cash and cash equivalents	61	(277)	406
Cash and cash equivalents at beginning of period	516	793	387
Cash and cash equivalents at end of period	$ 577	$ 516	$ 793

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The consolidated financial statements of Eastman Chemical Company and subsidiaries ("Eastman" or the "Company") are prepared in conformity with accounting principles generally accepted ("GAAP") in the United States and of necessity include some amounts that are based upon management estimates and judgments. Future actual results could differ from such current estimates. The consolidated financial statements include assets, liabilities, sales revenue, and expenses of all majority-owned subsidiaries and joint ventures in which a controlling interest is maintained. Eastman accounts for other joint ventures and investments in minority-owned companies where it exercises significant influence on the equity basis. Intercompany transactions and balances are eliminated in consolidation. Certain prior period data has been reclassified in the Consolidated Financial Statements and accompanying footnotes to conform to current period presentation.

On August 5, 2011, the Company's Board of Directors declared a two-for-one split of the Company's common stock in the form of a 100 percent stock dividend. Stockholders of record as of September 15, 2011 were issued one additional share of common stock on October 3, 2011 for each share held. Treasury shares were treated as shares outstanding in the stock split. All shares and per share amounts in this Annual Report on Form 10-K have been adjusted for all periods presented for the stock split. For additional information, see Note 17, "Stockholders' Equity".

Cash and Cash Equivalents

Cash and cash equivalents include cash, time deposits, and readily marketable securities with original maturities of three months or less.

Fair Value Measurements

The Company records recurring and non-recurring financial assets and liabilities as well as all non-financial assets and liabilities subject to fair value measurement at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. These fair value principles prioritize valuation inputs across three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value. An asset or liability's classification within the various levels is determined based on the lowest level input that is significant to the fair value measurement.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowances are based on the number of days an individual receivable is delinquent and management's regular assessment of the financial condition of the Company's customers. The Company considers a receivable delinquent if it is unpaid after the terms of the related invoice have expired. The Company evaluates the allowance based on a monthly assessment of the aged receivables. Write-offs are recorded at the time a customer receivable is deemed uncollectible. Allowance for doubtful accounts was $8 million and $5 million at December 31, 2011 and 2010, respectively. The Company does not enter into receivables of a long-term nature, also known as financing receivables, in the normal course of business. Financing receivables were immaterial and not past due at December 31, 2011.

Inventories

Inventories are valued at the lower of cost or market. The Company determines the cost of most raw materials, work in process, and finished goods inventories in the United States by the last-in, first-out ("LIFO") method. The cost of all other inventories, including inventories outside the United States, is determined by the average cost method, which approximates the first-in, first-out ("FIFO") method. The Company writes-down its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the carrying value of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Properties

The Company records properties at cost. Maintenance and repairs are charged to earnings; replacements and betterments are capitalized. When Eastman retires or otherwise disposes of assets, it removes the cost of such assets and related accumulated depreciation from the accounts. The Company records any profit or loss on retirement or other disposition into earnings. Asset impairments are reflected as increases in accumulated depreciation for properties that have been placed in service. In instances when an asset has not been placed in service and is impaired, the associated costs are removed from the appropriate property accounts.

Depreciation

Depreciation expense is calculated based on historical cost and the estimated useful lives of the assets (buildings and building equipment 20 to 50 years; machinery and equipment 3 to 33 years), generally using the straight-line method. Accelerated depreciation is reported when the estimated useful life is shortened and continues to be reported in Cost of Sales.

Computer Software Costs

Capitalized software costs are amortized primarily on a straight-line basis over three years, the expected useful life of such assets, beginning when the software project is substantially complete and placed in service. Capitalized software in 2011, 2010, and 2009 was approximately $9 million, $7 million, and $8 million, respectively, and consisted of costs to internally develop computer software used by the Company. During those same periods, approximately $8 million, $8 million, and $11 million, respectively, of previously capitalized costs were amortized. At December 31, 2011 and 2010, the unamortized capitalized software costs were $20 million and $20 million, respectively. Capitalized software costs are reflected in other noncurrent assets.

Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount is not considered to be recoverable, an analysis of fair value is triggered. An impairment is recorded for the excess of the carrying amount of the asset over the fair value.

The Company conducts its annual testing of goodwill and indefinite-lived intangible assets in third quarter of each year, unless events warrant more frequent testing. Reporting units are identified for the purpose of assessing potential impairments of goodwill. The carrying value of indefinite-lived intangibles is considered impaired when their fair value, as established by appraisal or based on undiscounted future cash flows of certain related products, is less than their carrying value. If the fair value of a reporting unit is less than the carrying value of goodwill, additional steps, including an allocation of the estimated fair value to the assets and liabilities of the reporting unit, would be necessary to determine the amount, if any, of goodwill impairment.

Investments

The Company held $200 million of short-term time deposits as of December 31, 2011. These investments had staggered maturities between three and ten months at the investment date, which exceeded the three month original maturity threshold for classification as cash or cash equivalents.

The consolidated financial statements include the accounts of the Company and all its subsidiaries in which a controlling interest is maintained.

Investments in affiliates over which the Company has significant influence but not a controlling interest are carried on the equity basis. Under the equity method of accounting, these investments are included in other noncurrent assets. The Company includes its share of earnings and losses of such investments in other charges (income), net, and its share of other comprehensive income (loss) in the appropriate component of other accumulated comprehensive income (loss) in stockholders' equity.

Pension and Other Post-employment Benefits

The Company maintains defined benefit pension plans that provide eligible employees with retirement benefits. Additionally, Eastman provides a subsidy toward life insurance, health care, and dental benefits for eligible retirees and a subsidy toward health care and dental benefits for retirees' eligible survivors. The costs and obligations related to these benefits reflect the Company's assumptions related to general economic conditions (particularly interest rates), expected return on plan assets, rate of compensation increase or decrease for employees, and health care cost trends. The cost of providing plan benefits depends on demographic assumptions including retirements, mortality, turnover, and plan participation. For additional information, see Note 13, "Retirement Plans."

Environmental Costs

The Company accrues environmental remediation costs when it is probable that the Company has incurred a liability at a contaminated site and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. This undiscounted accrued amount reflects the Company's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, and chemical control regulations and testing requirements could result in higher or lower costs.

The Company also establishes reserves for closure/postclosure costs associated with the environmental and other assets it maintains. Environmental assets include but are not limited to waste management units, such as landfills, water treatment facilities, and ash ponds. When these types of assets are constructed or installed, a reserve is established for the future costs anticipated to be associated with the closure of the site based on an expected life of the environmental assets and the applicable regulatory closure requirements. These expenses are charged into earnings over the estimated useful life of the assets. Currently, the Company estimates the useful life of each individual asset up to 50 years. If the Company changes its estimate of the asset retirement obligation costs or its estimate of the useful lives of these assets, the expenses to be charged into earnings could increase or decrease. The Company also monitors conditional obligations and will record reserves associated with them when and to the extent that more detailed information becomes available concerning applicable retirement costs.

Accruals for environmental liabilities are included in other long-term liabilities and exclude claims for recoveries from insurance companies or other third parties. Environmental costs are capitalized if they extend the life of the related property, increase its capacity, and/or mitigate or prevent future contamination. The cost of operating and maintaining environmental control facilities is charged to expense.

The Company's cash expenditures related to environmental protection and improvement were $219 million, $200 million, and $173 million in 2011, 2010, and 2009, respectively. These amounts were primarily for operating costs associated with environmental protection equipment and facilities, but also included $35 million in expenditures for engineering and construction in 2011.

For additional information see Note 15, "Environmental Matters" and Note 24, "Reserve Rollforwards".

Derivative Financial Instruments

Derivative financial instruments are used by the Company when appropriate to manage its exposures to fluctuations in foreign currency, raw material and energy costs, and interest rates. Such instruments are used to mitigate the risk that changes in exchange rates, raw material and energy costs, or interest rates will adversely affect the eventual dollar cash flows resulting from the hedged transactions.

The Company from time to time enters into currency option and forward contracts to hedge anticipated, but not yet committed, export sales and purchase transactions expected within no more than five years and denominated in foreign currencies (principally the euro, British pound and the Japanese yen); and forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. To mitigate short-term fluctuations in market prices for propane, ethane, paraxylene, and natural gas (major raw material and energy used in the manufacturing process), the Company from time to time enters into option and forward contracts. From time to time, the Company also utilizes interest rate derivative instruments, primarily swaps, to hedge the Company's exposure to movements in interest rates.

The Company's qualifying option and forward contracts are accounted for as hedges because the derivative instruments are designated and effective as hedges and reduce the Company's exposure to identified risks. Gains and losses resulting from effective hedges of existing liabilities, firm commitments, or anticipated transactions are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items and are reported as a component of operating earnings. Derivative assets and liabilities are recorded at fair value.

The gains or losses on nonqualifying derivatives or derivatives that are not designated as hedges are marked to market and immediately recorded into earnings from continuing operations.

Deferred currency option premiums are included in the fair market value of the hedges. The related obligation for payment is generally included in other liabilities and is paid in the period in which the options are exercised or expire.

For additional information see Note 12, "Derivatives".

Litigation and Contingent Liabilities

The Company and its operations from time to time are, and in the future may be, parties to or targets of lawsuits, claims, investigations, and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. The Company expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

Revenue Recognition and Customer Incentives

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. Revenue for products is recognized when title and risk of loss transfer to the customer.

The Company records estimated obligations for customer programs and incentive offerings, which consist primarily of revenue or volume-based amounts that a customer must achieve over a specified period of time, as a reduction of revenue from each underlying revenue transaction as the customer progresses toward goals specified in incentive agreements. These estimates are based on a combination of forecasts of customer sales and actual sales volume and revenues against established goals, the customer's current level of purchases, Eastman's knowledge of customer purchasing habits, and industry pricing practice. The incentive payment rate may be variable, based upon the customer reaching higher sales volume or revenue levels over a specified period of time in order to receive an agreed upon incentive payment.

Shipping and Handling Fees and Costs

Shipping and handling fees related to sales transactions are billed to customers and are recorded as sales revenue. Shipping and handling costs incurred are recorded in cost of sales.

Restructuring of Operations

The Company records restructuring charges incurred in connection with consolidation of operations, exited business lines, or shutdowns of specific sites that are expected to be substantially completed within twelve months. These restructuring charges are recorded as incurred, and are associated with site closures, legal and environmental matters, demolition, contract terminations, or other costs directly related to the restructuring. The Company records severance charges for employee separations when the separation is probable and reasonably estimable. In the event employees are required to perform future service, the Company records severance charges ratably over the remaining service period of those employees.

Share-based Compensation

The Company recognizes compensation expense in the financial statements for stock options and other share-based compensation awards based upon the grant-date fair value over the substantive vesting period. For additional information, see Note 20, "Share-Based Compensation Plans and Awards."

Research and Development

All costs identified as research and development ("R&D") costs are charged to expense when incurred with the exception of third-party reimbursed and government-funded research and development. Expenses for third-party reimbursed and government-funded research and development are deferred until reimbursement is received to ensure appropriate matching of revenue and expense, provided specific criteria are met.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except for subsidiaries in which earnings are deemed to be permanently reinvested.

The Company recognizes income tax positions that meet the more likely than not threshold and accrues interest related to unrecognized income tax positions which is recorded as a component of the income tax provision.

Purchase Accounting

In accounting for acquisitions, the Company estimates fair value using the exit price approach which is defined as the price that would be received if we sold an asset or paid to transfer a liability in an orderly market. The value of an exit price is determined from the viewpoint of all market participants as a whole and may result in the Company valuing assets at a fair value that is not reflective of our intended use of the assets. Any amount of the purchase price paid that is in excess of the estimated fair values of net assets acquired is recorded in the line item goodwill on our consolidated balance sheets.

2. ACQUISITIONS AND INVESTMENTS IN JOINT VENTURES

Sterling Chemicals, Inc. and Scandiflex do Brasil S.A. Indústrias Químicas

During third quarter 2011, the Company completed two acquisitions in the Performance Chemicals and Intermediates ("PCI") segment. On August 9, 2011, Eastman acquired Sterling Chemicals, Inc. ("Sterling"), a single site North American petrochemical producer, to produce non-phthalate plasticizers, including Eastman 168™ non-phthalate plasticizers, and acetic acid. On September 1, 2011, Eastman acquired Scandiflex do Brasil S.A. Indústrias Químicas ("Scandiflex"), a manufacturer of plasticizers located in São Paulo, Brazil. The total purchase price for both acquisitions was $133 million, including a post-closing payment of $10 million to the previous shareholders of Scandiflex. Transaction costs of $4 million associated with these acquisitions were expensed as incurred and are included in the "Selling, general and administrative expenses" line item in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings. The table below shows the final fair value purchase price allocation for these acquisitions:

		Dollars in millions
Current assets	$	33
Properties and equipment		129
Intangible assets		11
Other noncurrent assets		20
Goodwill		33
Current liabilities		(23)
Long-term liabilities		(70)
Total purchase price	$	133

Acquired intangible assets primarily relate to perpetual air emission credits which management has assigned indefinite lives. Goodwill, which represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired and liabilities assumed, was primarily for the Scandiflex acquisition and was attributed to the benefits of access to Brazilian markets and also the synergies between the acquired companies and Eastman. Long-term liabilities primarily include Sterling pension and other postretirement welfare plan obligations, as well as Scandiflex contingent liabilities for environmental and other contingencies. In connection with the Sterling acquisition, Sterling's debt was repaid at closing and therefore not included in the above purchase price allocation.

Other 2011 Acquisitions and Investments in Joint Ventures

On July 1, 2011, the Company acquired Dynaloy, LLC ("Dynaloy"), a producer of formulated solvents. The acquisition was accounted for as a business combination and is reported in the Coatings, Adhesives, Specialty Polymers, and Inks ("CASPI") segment. Dynaloy adds materials science capabilities that are expected to complement growth of the CASPI segment's electronic materials product line. On November 2, 2011, the Company acquired TetraVitae Bioscience, Inc., a developer of renewable chemicals, including bio-based butanol and acetone. Also in 2011, the Company entered into a joint venture for a 30,000 metric ton acetate tow manufacturing facility in China, expected to be operational in 2013.

Genovique Specialties Corporation

On April 30, 2010, Eastman completed the stock purchase of Genovique Specialties Corporation ("Genovique"), which has been accounted for as a business combination. The acquired business was a global producer of specialty plasticizers, benzoic acid, and sodium benzoate. This acquisition included Genovique's manufacturing operations in Kohtla-Järve, Estonia, Chestertown, Maryland, and a joint venture in Wuhan, China. Genovique's benzoate ester plasticizers were a strategic addition to Eastman's existing general-purpose and specialty non-phthalate plasticizers. The acquisition added differentiated, sustainably-advantaged products to Eastman's PCI segment and enhances the Company's diversification into emerging geographic regions.

The total purchase price was approximately $160 million, including assumed debt of $5 million. Transaction costs associated with the acquisition were expensed as incurred. The table below shows the final fair value purchase price allocation for the Genovique acquisition:

	Dollars in millions	
Current assets	$	48
Properties and equipment		33
Intangible assets		59
Other noncurrent assets		2
Goodwill		63
Current liabilities		(17)
Long-term liabilities		(28)
Total purchase price	$	160

Acquired intangible assets consist of $44 million in established customer relationships, $14 million in trade names, and $1 million in developed technology. The customer relationships and developed technology intangible assets have remaining useful lives of 16 and 7 years, respectively. Trade names have been determined to have an indefinite life. Goodwill, which represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired and liabilities assumed, was attributed to the synergies between the acquired company and Eastman.

Korean Acetate Tow Facility

On March 22, 2010, Eastman Fibers Korea Limited ("EFKL") completed the purchase of the acetate tow facility in Ulsan, Korea from SK Chemicals Co., Ltd. ("SK"), which has been accounted for as a business combination. EFKL is a venture between the Company and SK, in which the Company has controlling ownership and operates the facility. This acquisition established acetate tow manufacturing capacity for the Company in Asia and supports projected long term sales growth for acetate tow in the region.

The fair value of total consideration was $111 million, which was paid in installments beginning first quarter 2009 and completed second quarter 2010. The Company has determined the final fair value of the acquired assets to be as follows: property, plant, and equipment of $101 million, inventory of $5 million, and technology of $5 million.

Pro forma financial information for the acquisitions has not been presented due to the immaterial financial impact to the Company.

3. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On January 31, 2011, the Company completed the sale of the polyethylene terephthalate ("PET") business, related assets at the Columbia, South Carolina site, and technology of its Performance Polymers segment for $615 million and recognized a gain of approximately $30 million, net of tax. The Company contracted with the buyer for transition services to supply certain raw materials and services for a period of less than one year. Transition supply agreement revenues of approximately $220 million, relating to raw materials, were more than offset by costs and reported net in cost of sales. The PET business, assets, and technology sold were substantially all of the Performance Polymers segment and therefore the segment operating results are presented as discontinued operations for all periods presented and are not included in results from continuing operations. The assets and liabilities of this business were reclassified as assets held for sale as of December 31, 2010.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Operating results of the discontinued operations which were formerly included in the Performance Polymers segment are summarized below:

(Dollars in millions)	For years ended December 31, 2011	2010	2009
Sales	$ 105	$ 849	$ 651
Earnings (loss) before income taxes	15	26	(28)
Earnings (loss) from discontinued operations, net of tax	8	13	(18)
Gain from disposal of discontinued operations, net of tax	31	--	--

Assets and liabilities of the discontinued operations classified as held for sale as of December 31, 2010 are summarized below:

(Dollars in millions)	December 31, 2010
Current assets	
Trade receivables, net	$ 116
Inventories	101
Total current assets held for sale	217
Non-current assets	
Properties and equipment, net	374
Goodwill	1
Other noncurrent assets	22
Total noncurrent assets held for sale	397
Total assets	$ 614
Current liabilities	
Payables and other current liabilities	$ 52
Total current liabilities held for sale	52
Noncurrent liabilities	
Other noncurrent liabilities	3
Total noncurrent liabilities	3
Total liabilities	$ 55

4. INVENTORIES

(Dollars in millions)	December 31, 2011	2010
At FIFO or average cost (approximates current cost)		
Finished goods	$ 777	$ 611
Work in process	239	206
Raw materials and supplies	353	281
Total inventories	1,369	1,098
LIFO Reserve	(590)	(490)
Total inventories	$ 779	$ 608

Inventories valued on the LIFO method were approximately 70 percent of total inventories for both 2011 and 2010.

5. PROPERTIES AND ACCUMULATED DEPRECIATION

(Dollars in millions)	December 31, 2011	December 31, 2010
Properties		
Land	$ 113	$ 77
Buildings and building equipment	772	743
Machinery and equipment	7,176	6,851
Construction in progress	322	237
Properties and equipment at cost	$ 8,383	$ 7,908
Less: Accumulated depreciation	5,276	5,063
Net properties	$ 3,107	$ 2,845

Cumulative construction-period interest of $148 million and $177 million, reduced by accumulated depreciation of $84 million and $106 million, is included in net properties at December 31, 2011 and 2010, respectively.

Interest capitalized during 2011, 2010, and 2009 was $9 million, $3 million, and $14 million, respectively.

Depreciation expense related to continuing operations was $261 million, $238 million, and $227 million for 2011, 2010, and 2009, respectively.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill follow:

(Dollars in millions)	CASPI Segment	PCI Segment	Other Segments	Total
Reported balance at December 31, 2009	$ 309	$ 1	$ 5	$ 315
Additions	--	63	--	63
Adjustment for assets held for sale	--	--	(1)	(1)
Currency translation adjustments	(2)	--	--	(2)
Reported balance at December 31, 2010	$ 307	$ 64	$ 4	$ 375
Additions	1	33	1	35
Currency translation adjustments	--	(4)	--	(4)
Reported balance at December 31, 2011	$ 308	$ 93	$ 5	$ 406

As a result of the acquisitions during third quarter 2011, primarily Sterling and Scandiflex, and the purchase of Genovique during second quarter 2010, the Company recorded goodwill of $35 million and $63 million, respectively. The remaining goodwill primarily consists of goodwill in the CASPI segment.

Included in the reported balance for goodwill are accumulated impairment losses of $44 million at December 31, 2011, December 31, 2010, and December 31, 2009.

Intangible assets include developed technology, customer lists, patents and patent licenses, and trademarks with a net book value of $101 million as of December 31, 2011 and $92 million as of December 31, 2010. As a result of the acquisitions during third quarter 2011, primarily Sterling and Dynaloy, the Company recorded $22 million in intangible assets related to perpetual air emission credits and customer relationships. As a result of the Genovique acquisition during second quarter 2010, the Company recorded $59 million in customer relationships, technology, and other intangible assets. During fourth quarter 2010, the Company recognized an $8 million intangible asset impairment resulting from an environmental regulatory change impacting air emission credits remaining from the previously discontinued Beaumont, Texas industrial gasification project. Intangible assets are included in other noncurrent assets.

Amortization expense of definite-lived intangible assets related to continuing operations was $4 million and $2 million for 2011 and 2010, respectively. There was no amortization expense related to continuing operations for 2009.

See Note 2, "Acquisitions and Investments in Joint Ventures", for further details regarding the acquisitions of Genovique, Sterling, Scandiflex, and Dynaloy.

7. EQUITY INVESTMENTS

Eastman has a 50 percent interest in and serves as the operating partner in Primester, a joint venture which manufactures cellulose acetate at Eastman's Kingsport, Tennessee plant. This investment is accounted for under the equity method. Eastman's net investment in the joint venture at December 31, 2011 and 2010 was approximately $28 million and $32 million, respectively, which was comprised of the recognized portion of the venture's accumulated deficits, long-term amounts owed to Primester, and a line of credit from Eastman to Primester. Such amounts are included in other noncurrent assets.

Eastman owns 50 percent or less interest in other joint ventures which are accounted for under the equity method and included in other noncurrent assets. These include a 50 percent interest in a joint venture that has a manufacturing facility in Nanjing, China. The Nanjing facility produces Eastotac™ hydrocarbon tackifying resins for pressure-sensitive adhesives, caulks, and sealants. In fourth quarter 2010, the Company entered into a joint venture with 50 percent interest for the manufacture of compounded cellulose diacetate ("CDA") in Shenzhen, China. CDA is a bio-derived material, which is used in various injection molded applications, including but not limited to ophthalmic frames, tool handles and other end use products. In 2011, the Company entered into a joint venture for a 30,000 metric ton acetate tow manufacturing facility in China, expected to be operational in mid-2013. Eastman has 45 percent ownership of the joint venture and expects to provide 100 percent of the acetate flake raw material to the joint venture from the Company's manufacturing facility in Kingsport. At December 31, 2011 and 2010, the Company's investment in these joint ventures was approximately $34 million and $6 million, respectively.

8. PAYABLES AND OTHER CURRENT LIABILITIES

(Dollars in millions)	December 31, 2011	December 31, 2010
Trade creditors	$ 529	$ 569
Accrued payrolls, vacation, and variable-incentive compensation	146	166
Accrued taxes	40	44
Post-employment obligations	58	62
Interest payable	26	21
Other	162	150
Total payables and other current liabilities	$ 961	$ 1,012

The current portion of post-employment obligations is an estimate of 2012 payments.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

9. PROVISION FOR INCOME TAXES

Components of earnings from continuing operations before income taxes and the provision (benefit) for U.S. and other income taxes from continuing operations follow:

(Dollars in millions)	For years ended December 31, 2011	2010	2009
Earnings from continuing operations before income taxes			
United States	$ 816	$ 507	$ 193
Outside the United States	148	129	61
Total	$ 964	$ 636	$ 254
Provision (benefit) for income taxes on earnings from continuing operations			
United States			
Current	$ 165	$ 115	$ (82)
Deferred	100	44	156
Outside the United States			
Current	20	29	17
Deferred	12	9	1
State and other			
Current	16	18	(11)
Deferred	(6)	(4)	19
Total	$ 307	$ 211	$ 100

The following represents the deferred tax charge (benefit) recorded as a component of accumulated other comprehensive loss in stockholders' equity.

(Dollars in millions)	For years ended December 31, 2011	2010	2009
Unrecognized losses and prior service credits for benefit plans	$ (48)	$ (28)	$ (47)
Cumulative translation adjustment	--	3	2
Unrealized gains (losses) on cash flow hedges	(12)	(6)	4
Total	$ (60)	$ (31)	$ (41)

Total income tax expense (benefit) included in the consolidated financial statements was composed of the following:

(Dollars in millions)	For years ended December 31, 2011	2010	2009
Continuing operations	$ 307	$ 211	$ 100
Discontinued operations	27	13	(10)
Other comprehensive income	(60)	(31)	(41)
Total	$ 274	$ 193	$ 49

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Differences between the provision for income taxes on earnings from continuing operations and income taxes computed using the U.S. federal statutory income tax rate follow:

(Dollars in millions)	For years ended December 31, 2011	2010	2009
Amount computed using the statutory rate	$ 337	$ 224	$ 89
State income taxes, net	5	9	5
Foreign rate variance	(20)	(11)	(2)
Domestic manufacturing deduction	(17)	(14)	5
Change in reserves for tax contingencies	--	--	(5)
General business credits	(5)	(4)	7
Other	7	7	1
Provision for income taxes	$ 307	$ 211	$ 100

The 2011 effective tax rate of 32 percent reflects an $8 million tax benefit recognized due to an increased level of capital investment which qualified for additional state tax credits.

The 2010 effective tax rate of 33 percent reflected a $9 million tax charge associated with a nondeductible, early distribution under the executive deferred compensation plan of previously earned compensation as a result of certain participants electing early withdrawal.

The 2009 effective tax rate of 39 percent reflected an $11 million tax charge associated with the recapture of gasification investment tax credits and a $7 million tax charge associated with a change in accounting method for tax purposes to accelerate timing of deductions for manufacturing repairs expense and a $5 million tax benefit from the reversal of tax reserves due to the expiration of the relevant statute of limitations.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The significant components of deferred tax assets and liabilities follow:

(Dollars in millions)	December 31, 2011	December 31, 2010
Deferred tax assets		
Post-employment obligations	$ 562	$ 512
Net operating loss carryforwards	87	61
Other	27	22
Total deferred tax assets	676	595
Less valuation allowance	(42)	(48)
Deferred tax assets less valuation allowance	$ 634	$ 547
Deferred tax liabilities		
Depreciation	$ (793)	$ (781)
Inventory reserves	(44)	(37)
Total deferred tax liabilities	$ (837)	$ (818)
Net deferred tax liabilities	$ (203)	$ (271)
As recorded in the Consolidated Statements of Financial Position:		
Other current assets	$ 2	$ 2
Other noncurrent assets	18	24
Payables and other current liabilities	(13)	(13)
Deferred income tax liabilities	(210)	(284)
Net deferred tax liabilities	$ (203)	$ (271)

Unremitted earnings of subsidiaries outside the United States, considered to be reinvested indefinitely, totaled $436 million at December 31, 2011. It is not practicable to determine the deferred tax liability for temporary differences related to those unremitted earnings.

For certain consolidated foreign subsidiaries, income and losses directly flow through to taxable income in the United States. These entities are also subject to taxation in the foreign tax jurisdictions. Net operating loss carryforwards exist to offset future taxable income in foreign tax jurisdictions and valuation allowances are provided to reduce deferred related tax assets if it is more likely than not that this benefit will not be realized. Changes in the estimated realizable amount of deferred tax assets associated with net operating losses for these entities could result in changes in the deferred tax asset valuation allowance in the foreign tax jurisdiction. At the same time, because these entities are also subject to tax in the United States, a deferred tax liability for the expected future taxable income will be established concurrently. Therefore, the impact of any reversal of valuation allowances on consolidated income tax expense will only be to the extent that there are differences between the United States statutory tax rate and the tax rate in the foreign jurisdiction. A valuation allowance of $26 million at December 31, 2011 has been provided against the deferred tax asset resulting from these operating loss carryforwards.

At December 31, 2011, foreign net operating loss carryforwards totaled $205 million. Of this total, $55 million will expire in 3 to 15 years; and $150 million have no expiration date.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Amounts due to and from tax authorities as recorded in the Consolidated Statements of Financial Position:

(Dollars in millions)	December 31, 2011	2010
Miscellaneous receivables	$ 5	$ 45
Payables and other current liabilities	8	7
Other long-term liabilities	10	9
Total income taxes payable	$ 18	$ 16

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(Dollars in millions)	2011	December 31, 2010	2009
Balance at January 1	$ 9	$ 6	$ 11
Additions based on tax positions related to current year	1	5	--
Lapse of statute of limitations	--	(2)	(5)
Balance at December 31	$ 10	$ 9	$ 6

As of December 31, 2011, 2010, and 2009, $10 million, $9 million, and $6 million, respectively, of unrecognized tax benefits would, if recognized, impact the Company's effective tax rate.

Interest, net of tax, related to unrecognized tax benefits is recorded as a component of income tax expense. As of both January 1, 2011 and 2010, the Company had accrued a liability of approximately $1 million for interest, net of tax and had no accrual for tax penalties. During 2011 and 2010, the Company recognized no income for interest, net of tax and no penalties associated with unrecognized tax benefits. At December 31, 2011 and 2010, the Company had accrued balances of $1 million for interest, net of tax benefit and no penalties.

The Company or one of its subsidiaries files U.S. federal tax returns and tax returns in various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2008.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

10. BORROWINGS

(Dollars in millions)	December 31, 2011	2010
Borrowings consisted of:		
7% notes due 2012	$ 147	$ 151
3% debentures due 2015	250	250
6.30% notes due 2018	176	178
5.5% notes due 2019	250	250
4.5% debentures due 2021	250	250
7 1/4% debentures due 2024	243	243
7 5/8% debentures due 2024	54	54
7.60% debentures due 2027	222	222
Credit facility borrowings	--	--
Other	6	6
Total borrowings	1,598	1,604
Borrowings due within one year	(153)	(6)
Long-term borrowings	$ 1,445	$ 1,598

In December 2011, the Company entered into a $750 million revolving credit agreement (the "Credit Facility") expiring December 2016. The Credit Facility replaces, and has terms substantially similar to, the $700 million revolving credit agreement entered into in April 2006 (the "Prior Credit Facility") which was terminated concurrently with the entry into the Credit Facility. Borrowings under the Credit Facility are subject to interest at varying spreads above quoted market rates and a commitment fee is paid on the total unused commitment. In addition, the Credit Facility contains a number of customary covenants and events of default, including the maintenance of certain financial ratios. The Company was in compliance with all such covenants for all periods presented. At December 31, 2011, the Company had no outstanding borrowings under the Credit Facility, and at December 31, 2010, the Company had no outstanding borrowings under the Prior Credit Facility.

The Credit Facility provides liquidity support for commercial paper borrowings and general corporate purposes. Accordingly, any outstanding commercial paper borrowings reduce capacity for borrowings available under the Credit Facility. Given the expiration date of the Credit Facility, any commercial paper borrowings supported by the Credit Facility are classified as long-term borrowings because the Company has the ability and intent to refinance such borrowings on a long-term basis.

At December 31, 2011, the Company also had a $200 million line of credit under its annually renewable accounts receivable securitization agreement ("A/R Facility"). The A/R Facility was renewed in July 2011. Borrowings under the A/R Facility are subject to interest rates based on a spread over the lender's borrowing costs, and the Company pays a fee to maintain availability of the A/R Facility. In addition, the A/R Facility contains a number of customary covenants and events of default, as well as the requirement to maintain compliance with certain financial ratios. The Company was in compliance with all such covenants for all periods presented. At December 31, 2011 and December 31, 2010, the Company had no outstanding borrowings under the A/R Facility. See Note 14, "Commitments", for further details regarding the A/R Facility.

On December 10, 2010, the Company issued 3% notes due 2015 in the principal amount of $250 million and 4.5% notes due 2021 in the principal amount of $250 million. Proceeds from the sales of notes, net of transaction fees, were $496 million. Proceeds were used together with cash on hand to pay for notes purchased in a tender offer for $500 million of outstanding long-term bonds. See Note 11, "Early Debt Extinguishment Costs", for further information regarding the early extinguishment of this debt.

Fair Value of Borrowings

The fair value for fixed-rate borrowings is based on current interest rates for comparable securities. The Company's floating-rate borrowings approximate fair value.

(Dollars in millions)	December 31, 2011 Recorded Amount	December 31, 2011 Fair Value	December 31, 2010 Recorded Amount	December 31, 2010 Fair Value
Long-term borrowings	$ 1,445	$ 1,656	$ 1,598	$ 1,688

11. EARLY DEBT EXTINGUISHMENT COSTS

In fourth quarter 2010, the Company completed the early repayment of $500 million of its outstanding long-term debt securities. Total consideration was $617 million and was comprised of $500 million for the face amount of the securities and $117 million for the early redemption premium. The early repayment resulted in a charge of $115 million for early debt extinguishment costs attributable to the early redemption premium, offset by hedging gains related to the debt restructure. The amounts paid to retire the securities, including the $117 million early redemption premium, are classified as financing activities on the Consolidated Statements of Cash Flows. The book value of the purchased debt was $501 million, as follows:

(Dollars in millions)	Book Value
6.30% notes due 2018	$ 24
7 1/4% debentures due 2024	255
7 5/8% debentures due 2024	146
7.60% debentures due 2027	76
Total	$ 501

12. DERIVATIVES

Hedging Programs

The Company is exposed to market risk, such as changes in currency exchange rates, raw material and energy costs, and interest rates. The Company uses various derivative financial instruments when appropriate pursuant to the Company's hedging policies to mitigate these market risk factors and their effect on the cash flows of the underlying transactions. Designation is performed on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the cash flows of the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes.

Currency Rate Hedging

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to changes in foreign currency exchange rates. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. To manage the remaining exposure, the Company enters into currency options and forwards to hedge probable anticipated, but not yet committed, export sales and purchase transactions expected within no more than five years and denominated in foreign currencies (principally the euro, British pound, and Japanese yen) and forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. These contracts are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in accumulated other comprehensive income (loss) to the extent effective, and reclassified into sales in the period during which the hedged transaction affects earnings.

Raw Material and Energy Hedging

Raw material and energy sources used by the Company are subject to price volatility caused by weather, supply conditions, economic variables and other unpredictable factors. To mitigate short-term fluctuations in market prices for propane, ethane, paraxylene, and natural gas, the Company enters into option and forward contracts. These contracts are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in accumulated other comprehensive income (loss) to the extent effective, and reclassified into cost of sales in the period during which the hedged transaction affects earnings.

Interest Rate Hedging

The Company's policy is to manage interest expense using a mix of fixed and variable rate debt. To manage this mix effectively, the Company from time to time enters into interest rate swaps in which the Company agrees to exchange the difference between fixed and variable interest amounts calculated by reference to an agreed upon notional principal amount. These swaps are designated as hedges of the fair value of the underlying debt obligations and the interest rate differential is reflected as an adjustment to interest expense over the life of the swaps. As these instruments are 100 percent effective, there is no impact on earnings due to hedge ineffectiveness.

From time to time, the Company also utilizes interest rate derivative instruments, primarily forwards, to hedge the Company's exposure to movements in interest rates prior to anticipated debt offerings. These instruments are designated as cash flow hedges and are typically 100 percent effective. As a result, there is no current impact on earnings due to hedge ineffectiveness.

The mark-to-market gains or losses on these hedges are included in accumulated other comprehensive income (loss) to the extent effective, and are reclassified into interest expense over the term of the related debt instruments.

Fair Value Hedges

Fair value hedges are defined as derivative or non-derivative instruments designated as and used to hedge the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. As of December 31, 2011, the Company had no fair value hedges. As of December 31, 2010, the Company had fair value hedges in the form of interest rate swaps with a total notional value of $146 million.

Cash Flow Hedges

Cash flow hedges are derivative instruments designated as and used to hedge the exposure to variability in expected future cash flows that is attributable to a particular risk. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income, net of income taxes and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

As of December 31, 2011, the total notional amounts of the Company's foreign exchange forward and option contracts were €270 million (approximately $350 million equivalent) and ¥13.7 billion (approximately $185 million equivalent), respectively, the total notional volume hedged for energy was approximately 1 million mmbtu (million british thermal units), and the total notional volume hedged for feedstock was approximately 2 million barrels. Additionally, the total notional value of the interest rate swaps for the future issuance of debt ("forward starting interest rate swaps") was $200 million.

As of December 31, 2010, the total notional amounts of the Company's foreign exchange forward and option contracts were €354 million (approximately $475 million equivalent) and ¥12.8 billion (approximately $160 million equivalent), respectively, the total notional volume hedged for energy was approximately 4 million mmbtu, and the total notional volume hedged for feedstock was approximately 1 million barrels. Additionally, at December 31, 2010, the total notional value of the forward starting interest rate swaps was $300 million.

Fair Value Measurements

For additional information on fair value measurement, see Note 1, "Significant Accounting Policies".

The Company has determined that its derivative assets and liabilities at December 31, 2011 and 2010 were classified within level 2 in the fair value hierarchy. The following chart shows the financial assets and liabilities valued on a recurring basis and their location in the Statement of Financial Position. The Company had no nonqualifying derivatives or derivatives that are not designated as hedges.

Fair Value of Derivatives Designated as Hedging Instruments

(Dollars in millions)

Derivative Assets	Statement of Financial Position Location	Fair Value Measurements Significant Other Observable Inputs (Level 2) December 31, 2011	December 31, 2010
Fair Value Hedges			
Interest rate swaps	Other noncurrent assets	$ --	$ 2
Cash Flow Hedges			
Commodity contracts	Other current assets	1	4
Commodity contracts	Other noncurrent assets	1	--
Foreign exchange contracts	Other current assets	20	23
Foreign exchange contracts	Other noncurrent assets	12	12
Forward starting interest rate swap contracts	Other current assets	--	4
		$ 34	$ 45

(Dollars in millions)

Derivative Liabilities	Statement of Financial Position Location	Fair Value Measurements Significant Other Observable Inputs (Level 2) December 31, 2011	December 31, 2010
Cash Flow Hedges			
Commodity contracts	Payables and other current liabilities	$ 8	$ 2
Foreign exchange contracts	Payables and other current liabilities	7	6
Foreign exchange contracts	Other long-term liabilities	7	9
Forward starting interest rate swap contracts	Payables and other current liabilities	1	--
		$ 23	$ 17

The fair value of the Company's derivative assets is based on estimates using standard pricing models. These standard pricing models use inputs which are derived from or corroborated by observable market data such as interest rate yield curves and currency spot and forward rates. The fair value of commodity contracts is derived using forward curves supplied by an industry recognized and unrelated third party. In addition, on an ongoing basis, the Company tests a subset of its valuations against valuations received from the transaction's counterparty to validate the accuracy of its standard pricing models. Counterparties to these derivative contracts are highly rated financial institutions which the Company believes carry only a minimal risk of nonperformance.

Derivatives' Hedging Relationships

(Dollars in millions) Derivatives in Fair Value Hedging Relationships	Location of gain/(loss) recognized in Income on Derivatives	Amount of gain/ (loss) recognized in Income on Derivatives December 31, 2011	December 31, 2010
Interest rate contracts	Net interest expense	$ 1	$ 1
		$ 1	$ 1

(Dollars in millions) Derivatives' Cash Flow Hedging Relationships	Amount of after tax of gain/ (loss) recognized in Other Comprehensive Income on Derivatives (effective portion) December 31, 2011	December 31, 2010	Location of gain/(loss) reclassified from Accumulated Other Comprehensive Income into Income (effective portion)	Pre-tax amount of gain/(loss) reclassified from Accumulated Other Comprehensive Income into Income (effective portion) December 31, 2011	December 31, 2010
Commodity contracts	$ (6)	$ (3)	Cost of sales	$ --	$ 1
Foreign exchange contracts	12	(9)	Sales	--	44
Forward starting interest rate swap contracts	(26)	2			
	$ (20)	$ (10)		$ --	$ 45

For twelve months ended December 31, 2011 and 2010, there was no material ineffectiveness with regard to the Company's qualifying hedges.

Hedging Summary

At December 31, 2011 and 2010, pre-tax monetized positions and mark-to-market gains and losses from raw materials and energy, currency, and certain interest rate hedges that were included in accumulated other comprehensive income totaled approximately $4 million in losses and $28 million in gains, respectively. Included in accumulated other comprehensive loss at December 31, 2011 are losses associated with forward starting interest rate swaps monetized in fourth quarter 2011 and expected to continue to be fully effective with debt to be issued in the near-term. In 2011, losses on forward starting interest rate swaps and commodity contracts more than offset gains on foreign exchange contracts. In 2010, gains included foreign exchange contracts and forward starting interest rate swaps. If realized, approximately $22 million in pre-tax gains will be reclassified into earnings during the next 12 months including foreign exchange contracts monetized and prospectively dedesignated in fourth quarter 2011. Ineffective portions of hedges are immediately recognized in cost of sales or other charges (income), net. There were no material gains or losses related to the ineffective portion of hedges recognized in 2011 or 2010.

The gains or losses on nonqualifying derivatives or derivatives that are not designated as hedges are marked to market in the line item "Other charges (income), net" of the Statements of Earnings, and, in all periods presented, represent foreign exchange derivatives denominated in multiple currencies. The Company recognized net gains of approximately $1 million and $7 million on nonqualifying derivatives during 2011 and 2010, respectively.

13. RETIREMENT PLANS

As described in more detail below, Eastman offers various postretirement benefits to its employees.

DEFINED CONTRIBUTION PLANS

The Company sponsors a defined contribution employee stock ownership plan (the "ESOP"), which is a component of the Eastman Investment Plan and Employee Stock Ownership Plan ("EIP/ESOP"), a plan under Section 401(a) of the Internal Revenue Code. Eastman anticipates that it will make a contribution to the EIP/ESOP for the 2011 plan year for substantially all U.S. employees equal to 5 percent of their eligible compensation for that year. Employees may allocate contributions to other investment funds within the EIP from the ESOP at any time without restrictions. Allocated shares in the ESOP totaled 2,525,114; 2,763,982; and 3,017,424 shares as of December 31, 2011, 2010, and 2009, respectively. Dividends on shares held by the EIP/ESOP are charged to retained earnings. All shares held by the EIP/ESOP are treated as outstanding in computing earnings per share.

In July 2006, the Company amended its EIP/ESOP to provide a Company match of 50 percent of the first 7 percent of an employee's compensation contributed to the plan for employees who are hired on or after January 1, 2007. Employees who are hired on or after January 1, 2007, are also eligible for the contribution to the ESOP as described above.

Charges for domestic contributions to the EIP/ESOP were $38 million, $35 million, and $34 million for 2011, 2010, and 2009, respectively.

DEFINED BENEFIT PENSION PLANS AND POSTRETIREMENT WELFARE PLANS

Pension Plans:

Eastman maintains defined benefit pension plans that provide eligible employees with retirement benefits.

Effective January 1, 2000, the Company's Eastman Retirement Assistance Plan, a U.S. defined benefit pension plan, was amended. Employees' accrued pension benefits earned prior to January 1, 2000 are calculated based on previous plan provisions using the employee's age, years of service, and final average compensation as defined in the plans. The amended plan uses a pension equity formula to calculate an employee's retirement benefits from January 1, 2000 forward. Benefits payable will be the combined pre-2000 and post-1999 benefits. Employees hired on or after January 1, 2007 are not eligible to participate in Eastman's U.S. defined benefit pension plans.

In August 2011, in connection with its acquisition of Sterling, the Company assumed Sterling's U.S. defined benefit pension plan. Prior to the acquisition, the plan had been closed to new participants and was no longer accruing additional benefits. For more information, see Note 2, "Acquisitions and Investments in Joint Ventures".

Benefits are paid to employees from trust funds. Contributions to the trust funds are made as permitted by laws and regulations. The pension trust fund does not directly own any of the Company's common stock.

Pension coverage for employees of Eastman's non-U.S. operations is provided, to the extent deemed appropriate, through separate plans. The Company systematically provides for obligations under such plans by depositing funds with trustees, under insurance policies, or by book reserves.

Postretirement Welfare Plans:

Eastman provides a subsidy toward life insurance, health care, and dental benefits for eligible retirees hired prior to January 1, 2007, and a subsidy toward health care and dental benefits for retirees' eligible survivors. In general, Eastman provides those benefits to retirees eligible under the Company's U.S. plans. Similar benefits are also made available to retirees of Holston Defense Corporation ("HDC"), a wholly-owned subsidiary of the Company that, prior to January 1, 1999, operated a government-owned ammunition plant.

Eligible employees hired on or after January 1, 2007 have access to postretirement health care benefits, but Eastman does not provide a subsidy toward the premium cost of postretirement benefits for those employees. A few of the Company's non-U.S. operations have supplemental health benefit plans for certain retirees, the cost of which is not significant to the Company.

In August 2011, in connection with its acquisition of Sterling, the Company assumed Sterling's postretirement welfare plan. For more information, see Note 2, "Acquisitions and Investments in Joint Ventures".

Below is a summary balance sheet of the change in plan assets during 2011 and 2010, the funded status of the plans, amounts recognized in the Consolidated Statements of Financial Position, and a summary of amounts recognized in accumulated other comprehensive income.

Summary Balance Sheet

(Dollars in millions)	Pension Plans 2011	Pension Plans 2010	Postretirement Welfare Plans 2011	Postretirement Welfare Plans 2010
Change in projected benefit obligation:				
Benefit obligation, beginning of year	$ 1,621	$ 1,508	$ 827	$ 777
Service cost	45	44	9	9
Interest cost	87	85	44	44
Actuarial loss	57	75	36	40
Curtailment	--	6	--	--
Settlement	(7)	--		--
Acquisitions	142	--	6	--
Plan amendments and other	(2)	--	--	--
Plan participants' contributions	1	--	14	12
Effect of currency exchange	(2)	(16)	--	--
Benefits paid	(154)	(81)	(55)	(55)
Benefit obligation, end of year	$ 1,788	$ 1,621	$ 881	$ 827
Change in plan assets:				
Fair value of plan assets, beginning of year	$ 1,178	$ 1,087	$ 52	$ 51
Actual return on plan assets	45	133	1	9
Effect of currency exchange	(3)	(14)	--	--
Company contributions	125	53	36	39
Reserve for third party contributions	--	--	7	(4)
Plan participants' contributions	1	--	14	12
Benefits paid	(154)	(81)	(55)	(55)
Settlements	(7)	--	--	--
Acquisitions	94	--	--	--
Fair value of plan assets, end of year	$ 1,279	$ 1,178	$ 55	$ 52
Funded status at end of year	$ (509)	$ (443)	$ (826)	$ (775)
Amounts recognized in the Consolidated Statements of Financial Position consist of:				
Other noncurrent asset	$ 24	$ 9	$ --	$ --
Current liability	(3)	(8)	(42)	(40)
Noncurrent liability	(530)	(444)	(784)	(735)
Net amount recognized, end of year	$ (509)	$ (443)	$ (826)	$ (775)
Amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial loss	$ 847	$ 780	$ 246	$ 229
Prior service credit	(26)	(36)	(99)	(125)
Accumulated other comprehensive loss	$ 821	$ 744	$ 147	$ 104

The accumulated benefit obligation basis for all defined benefit pension plans at the end of 2011 and 2010 was $1.7 billion and $1.5 billion, respectively.

The change in projected benefit obligation and change in net assets in 2011 reflects the impact on the U.S. defined benefit pension plan and the other postretirement welfare plan of the Sterling acquisition described in Note 2, "Acquisitions and Investments in Joint Ventures".

Components of net periodic benefit cost were as follows:

Summary of Benefit Costs and Other Amounts Recognized in Other Comprehensive Income

(Dollars in millions)	Pension Plans			Postretirement Welfare Plans		
	2011	2010	2009	2011	2010	2009
Components of net periodic benefit cost:						
Service cost	$ 45	$ 44	$ 42	$ 9	$ 9	$ 8
Interest cost	87	85	87	44	44	45
Expected return on assets	(111)	(104)	(100)	(2)	(3)	(3)
Curtailment (gain) charge [1]	--	4	--	(5)	--	--
Settlement charge	3	--	--	--	--	--
Amortization of:						
Prior service credit	(13)	(16)	(16)	(21)	(23)	(23)
Actuarial loss	55	43	32	14	13	13
Net periodic benefit cost	$ 66	$ 56	$ 45	$ 39	$ 40	$ 40
Other changes in plan assets and benefit obligations recognized in other comprehensive income:						
Curtailments and settlements [1]	$ 3	$ 4	$ --			
Current year actuarial loss	(123)	(52)	(96)			
Current year prior service credit	2	--	--			
Amortization of:						
Prior service credit	(13)	(16)	(16)			
Actuarial loss	55	43	32			
Effect of currency exchange	(1)	2	(3)			
Total	$ (77)	$ (19)	$ (83)			

[1] Includes $2 million in 2010 for the Performance Polymers segment that was sold January 31, 2011 and is included in discontinued operations. For more information, see Note 3, "Discontinued Operations and Assets Held for Sale."

Net periodic benefit cost in 2011 reflects the impact on the U.S. defined benefit pension plan and the other postretirement welfare plan of the Sterling acquisition described in Note 2, "Acquisitions and Investments in Joint Ventures".

The estimated net actuarial loss and prior service credit for the pension plans that will be amortized from accumulated other comprehensive income into net periodic cost in 2012 are $67 million and $4 million, respectively. The estimated net actuarial loss and prior service credit for the postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic cost in 2012 are $17 million and $20 million, respectively.

The assumptions used to develop the projected benefit obligation for the Company's significant U.S. and non-U.S. defined benefit pension plans and U. S. postretirement welfare plans are provided in the following tables.

	Pension Plans			Postretirement Welfare Plans		
	2011	2010	2009	2011	2010	2009
Weighted-average assumptions used to determine benefit obligations for years ended December 31:						
Discount rate	4.59%	5.33%	5.73%	4.96%	5.33%	5.76%
Rate of compensation increase	3.55%	3.60%	3.53%	3.50%	3.50%	3.50%
Health care cost trend						
Initial				8.00%	8.00%	8.00%
Decreasing to ultimate trend of				5.00%	5.00%	5.00%
in year				2018	2017	2016
Weighted-average assumptions used to determine net periodic cost for years ended December 31:	**2011**	**2010**	**2009**	**2011**	**2010**	**2009**
Discount rate	5.33%	5.73%	6.05%	5.33%	5.76%	6.08%
Expected return on assets	8.24%	8.25%	8.47%	--	--	--
Rate of compensation increase	3.60%	3.53%	3.57%	3.50%	3.50%	3.50%
Health care cost trend						
Initial				8.00%	8.00%	8.00%
Decreasing to ultimate trend of				5.00%	5.00%	5.00%
in year				2017	2016	2015

An eight percent rate of increase in per capita cost of covered health care benefits is assumed for 2012. The rate is assumed to decrease gradually to five percent in 2018 and remain at that level thereafter. A one percent increase or decrease in health care cost trend would have had no material impact on the 2011 service and interest costs or the 2011 benefit obligation, because the Company's contributions for benefits are fixed.

The fair value of plan assets for the domestic pension plans at December 31, 2011 and 2010 was $1,003 million and $925 million, respectively, while the fair value of plan assets at December 31, 2011 and 2010 for non-U.S. pension plans was $276 million and $253 million, respectively. At December 31, 2011, the expected weighted-average long-term rate of return on the U.S. pension plans assets was 8.44 percent. At December 31, 2010, the expected long-term rate of return on the U.S. pension plan assets was 8.75 percent. The expected weighted-average long-term rate of return on non-U.S. pension plans assets was 6.44 percent and 6.40 percent at December 31, 2011 and 2010, respectively.

The following charts reflect the fair value of the defined pension plans assets as of December 31, 2011 and 2010:

(Dollars in millions)

Description	December 31, 2011	Fair Value Measurements at December 31, 2011: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$ 9	$ 9	$ --	$ --
Debt:				
Fixed Income (US)	80	50	30	--
Fixed Income (International)	155	--	155	--
US Treasury Securities	36	--	36	--
Public Equity Funds:				
Domestic	407	32	375	--
International	199	12	187	--
International Commodities Funds	6	5	1	--
Private Equity, Real Estate Funds, and Other Alternative Investments	387	--	11	376
Total	$ 1,279	$ 108	$ 795	$ 376

(Dollars in millions)

Description	December 31, 2010	Fair Value Measurements at December 31, 2010: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$ 16	$ 16	$ --	$ --
Debt:				
Fixed Income (US)	28	--	28	--
Fixed Income (International)	125	--	125	--
US Treasury Securities	32	--	32	--
Public Equity Funds:				
Domestic	408	--	408	--
International	216	--	216	--
Private Equity, Real Estate Funds, and Other Alternative Investments	353	--	9	344
Total	$ 1,178	$ 16	$ 818	$ 344

The Company valued assets with unobservable inputs (Level 3), specifically its alternative investments, investments in private equity and investments in real estate and other funds under the practical expedient method. The practical expedient method allows reporting entities to use the most recently reported net asset value ("NAV") of qualifying investment companies provided it is not probable that the investment will be sold by the reporting entity at an amount different from the most recently reported NAV.

(Dollars in millions)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3): Private Equity	Real Estate	Other Alternative Investments[1]	Total
Balance at December 31, 2009	$ 107	$ 92	$ 105	$ 304
Distributions	(20)	(2)	(19)	(41)
Unrealized gains/(losses)	19	(9)	14	24
Purchases, contributions, and other	23	25	9	57
Balance at December 31, 2010	129	106	109	344
Distributions	(30)	(7)	(25)	(62)
Unrealized gains/(losses)	23	9	15	47
Purchases, contributions, and other	28	10	9	47
Balance at December 31, 2011	$ 150	$ 118	$ 108	$ 376

(1) Primarily consists of natural resource and energy related limited partnership investments.

The target allocation for the Company's U.S. pension plans for 2012 and the asset allocation at December 31, 2011 and 2010, by asset category, are as follows:

Asset category	Target Allocation	Plan Assets at December 31, 2011	Plan Assets at December 31, 2010
Equity securities	57 %	52 %	57 %
Debt securities	17 %	13 %	8 %
Real estate	8 %	11 %	11 %
Other investments[1]	18 %	24 %	24 %
Total	100 %	100 %	100 %

[1] Primarily consists of private equity and natural resource and energy related limited partnership investments.

The target allocation for the Company's non-U.S. pension plans for 2012 and the asset allocation at December 31, 2011 and 2010, by asset category, are as follows:

Asset category	Target Allocation	Plan Assets at December 31, 2011	Plan Assets at December 31, 2010
Equity securities	32 %	32 %	38 %
Debt securities	52 %	57 %	49 %
Other investments[1]	16 %	11 %	13 %
Total	100 %	100 %	100 %

[1] Primarily consists of an annuity contract and alternative investments.

The Company's investment strategy for its defined benefit pension plans is to maximize long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits. A periodic asset/liability study is conducted in order to assist in the determination and, if necessary, modification of the appropriate long-term investment policy for the plan. The investment policy establishes a target allocation range for each asset class and the fund is managed within those ranges. The plans use a number of investment approaches including investments in equity, real estate, and fixed income funds in which the underlying securities are marketable in order to achieve this target allocation. The U.S. plan also invests in private equity and other funds. Diversification is created through investment across various asset classes, geographies, fund managers and individual securities. This investment process provides for a well-diversified portfolio with no significant concentration of risk. The investment process is monitored by an investment committee comprised of various senior executives from within Eastman.

In August 2011, in connection with its acquisition of Sterling, the Company assumed Sterling's defined benefit pension plan. The investment strategy with respect to Sterling's defined benefit pension assets is to invest the assets in accordance with applicable laws and regulations. The long-term primary objectives for the pension assets are to: (1) provide for a reasonable amount of long-term growth of capital, with prudent exposure to risk, and protect the assets from erosion; (2) provide investment results that meet or exceed the plan's actuarially assumed long-term rate of return; and (3) move to matching the duration of the liabilities and assets of the plan to reduce potential risk.

The expected rate of return for all plans was determined primarily by modeling the expected long-term rates of return for the categories of investments held by the plans and the targeted allocation percentage against various potential economic scenarios.

The Company funded its U.S. defined benefit pension plans in the amount of $102 million in 2011 and $35 million in 2010.

Benefits expected to be paid from pension plans and benefits, net of participant contributions, expected to be paid for postretirement welfare obligations are as follows:

(Dollars in millions)	Pension Plans		Postretirement Welfare Plans
	U.S.	Non U.S.	
2012	$ 130	$ 9	$ 47
2013	136	9	48
2014	137	10	49
2015	141	10	51
2016	140	11	53
2017-2021	688	57	290

14. COMMITMENTS

Purchase Obligations and Lease Commitments

The Company had various purchase obligations at December 31, 2011 totaling approximately $1.4 billion over a period of approximately 15 years for materials, supplies and energy incident to the ordinary conduct of business. The Company also had various lease commitments for property and equipment under cancelable, noncancelable, and month-to-month operating leases totaling $105 million over a period of several years. Of the total lease commitments, approximately 10 percent relate to machinery and equipment, including computer and communications equipment and production equipment; approximately 60 percent relate to real property, including office space, storage facilities, and land; and approximately 30 percent relate to railcars. Rental expense, net of sublease income, was approximately $48 million, $39 million, and $33 million in 2011, 2010, and 2009, respectively.

The obligations described above are summarized in the following table:

(Dollars in millions)	Payments Due For					
Period	Notes and Debentures	Credit Facility Borrowings and Other	Interest Payable	Purchase Obligations	Operating Leases	Total
2012	$ 147	$ 6	$ 87	$ 276	$ 27	$ 543
2013	--	--	81	264	20	365
2014	--	--	81	143	11	235
2015	250	--	82	137	8	477
2016	--	--	74	137	7	218
2017 and beyond	1,195	--	454	461	32	2,142
Total	$ 1,592	$ 6	$ 859	$ 1,418	$ 105	$ 3,980

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable Securitization Program

Effective January 1, 2010, the Company adopted amended accounting guidance for transfers of financial assets which impacts the financial statement presentation for activity under the Company's $200 million accounts receivable securitization program. Beginning for periods after December 31, 2009, transfers of receivables interests that were previously treated as sold and removed from the balance sheet will be included in trade receivables, net and reflected as secured borrowings on the balance sheet. The Company's Statement of Financial Position at December 30, 2010 reflects an increase in trade receivables, $200 million of which was transferred at December 31, 2009 under the securitization program and reduced cash flows from operating activities by that amount for 2010. As a result of the adoption of this accounting guidance, any amounts drawn on this accounts receivable securitization program would be accounted for as secured borrowings and disclosed in Note 10, "Borrowings".

Guarantees

The Company has operating leases with terms that require the Company to guarantee a portion of the residual value of the leased assets upon termination of the lease. Disclosures about each group of similar guarantees are provided below.

Residual Value Guarantees

If certain operating leases are terminated by the Company, it has guaranteed a portion of the residual value loss, if any, incurred by the lessors in disposing of the related assets. Under these operating leases, the residual value guarantees at December 31, 2011 totaled $184 million and consisted primarily of leases for railcars and company aircraft. Leases with guarantee amounts totaling $139 million and $45 million will expire in 2012 and 2016 and beyond, respectively. The Company believes, based on current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

Other Guarantees

Guarantees and claims also arise during the ordinary course of business from relationships with suppliers, customers, and other parties when the Company undertakes an obligation to guarantee the performance of others, if specified triggering events occur. Non-performance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, intellectual property and environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Company's consolidated financial position or liquidity.

Variable Interest Entities

The accounting guidance on consolidation of Variable Interest Entities ("VIEs") is effective for all VIEs or potential VIEs the Company is involved with on or after January 1, 2010. This guidance amends the evaluation criteria to identify which entity has a controlling financial interest of a variable interest entity and requires ongoing reassessments. The Company has evaluated its material contractual relationships under this guidance and has concluded that the entities involved in these relationships are not VIEs or, in the case of Primester, a joint venture that manufactures cellulose acetate at the Company's Kingsport, Tennessee plant, the Company has shared control of the VIE. As such, the Company is not required to consolidate these entities.

15. ENVIRONMENTAL MATTERS

Certain Eastman manufacturing sites generate hazardous and nonhazardous wastes, the treatment, storage, transportation, and disposal of which are regulated by various governmental agencies. In connection with the cleanup of various hazardous waste sites, the Company, along with many other entities, has been designated a potentially responsible party ("PRP"), by the U.S. Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act, which potentially subjects PRPs to joint and several liability for such cleanup costs. In addition, the Company will be required to incur costs for environmental remediation and closure and postclosure under the federal Resource Conservation and Recovery Act. Reserves for environmental contingencies have been established in accordance with Eastman's policies described in Note 1, "Significant Accounting Policies." Because of expected sharing of costs, the availability of legal defenses, and the Company's preliminary assessment of actions that may be required, management does not believe that the Company's liability for these environmental matters, individually or in the aggregate, will be material to the Company's consolidated financial position, results of operations or cash flows. The Company's total reserve for environmental contingencies was $39 million and $40 million at December 31, 2011 and 2010, respectively. This reserve includes $6 million related to previously closed and impaired sites, as well as sites that have been divested but for which the Company retains the environmental liability related to these sites.

Estimated future environmental expenditures for remediation costs range from the minimum or best estimate of $11 million to the maximum of $29 million at December 31, 2011. The best estimate accrued to date over the facilities' estimated useful lives for asset retirement obligation costs is $28 million at December 31, 2011.

During third quarter 2011, as described in Note 2, "Acquisitions and Investments in Joint Ventures" the Company completed the acquisitions of Sterling and Scandiflex, resulting in a $4 million increase to the reserve for environmental contingencies consisting of an additional $1 million in asset retirement obligation costs and a minimum or best estimate of $3 million to a maximum of $4 million of estimated future environmental expenditures for remediation.

The Company completed the sale of the PET business on January 31, 2011. As a result, $3 million in asset retirement obligation costs were divested.

For additional information, see Note 24, "Reserve Rollforwards."

16. LEGAL MATTERS

General

From time to time, the Company and its operations are parties to, or targets of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are being handled and defended in the ordinary course of business. While the Company is unable to predict the outcome of these matters, it does not believe, based upon currently available facts, that the ultimate resolution of any such pending matters will have a material adverse effect on its overall financial condition, results of operations, or cash flows. However, adverse developments could negatively impact earnings or cash flows in a particular future period.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

17. STOCKHOLDERS' EQUITY

A reconciliation of the changes in stockholders' equity for 2009, 2010, and 2011 is provided below:

(Dollars in millions)	Common Stock at Par Value [1] $	Paid-in Capital $	Retained Earnings [1] $	Accumulated Other Comprehensive Income (Loss) $	Treasury Stock at Cost $	Total Stockholders' Equity $
Balance at December 31, 2008	2	638	2,562	(335)	(1,314)	1,553
Net Earnings	--	--	136	--	--	136
Cash Dividends Declared [2]	--	--	(128)	--	--	(128)
Other Comprehensive Loss	--	--	--	(50)	--	(50)
Share-based Compensation Costs [3]	--	19	--	--	--	19
Stock Option Exercises	--	7	--	--	--	7
Other [4]	--	(3)	--	--	--	(3)
Stock Repurchases	--	--	--	--	(21)	(21)
Balance at December 31, 2009	2	661	2,570	(385)	(1,335)	1,513
Net Earnings	--	--	438	--	--	438
Cash Dividends Declared [2]	--	--	(129)	--	--	(129)
Other Comprehensive Loss	--	--	--	(47)	--	(47)
Share-based Compensation Costs [3]	--	24	--	--	--	24
Stock Option Exercises	--	102	--	--	--	102
Other [4]	--	6	--	--	--	6
Stock Repurchases	--	--	--	--	(280)	(280)
Balance at December 31, 2010	2	793	2,879	(432)	(1,615)	1,627
Net Earnings	--	--	696	--	--	696
Cash Dividends Declared [2]	--	--	(139)	--	--	(139)
Other Comprehensive Loss	--	--	--	(106)	--	(106)
Share-based Compensation Costs [3]	--	39	--	--	--	39
Stock Option Exercises	--	59	--	--	--	59
Other [4]	--	9	--	--	1	10
Stock Repurchases	--	--	--	--	(316)	(316)
Balance at December 31, 2011	2	900	3,436	(538)	(1,930)	1,870

(1) Common Stock at Par Value and Retained Earnings have been adjusted for the two-for-one stock split on October 3, 2011.
(2) Includes cash dividends paid and dividends declared, but unpaid.
(3) Includes the fair value of equity share-based awards recognized for share-based compensation.
(4) Includes tax benefits/charges relating to the difference between the amounts deductible for federal income taxes over the amounts charged to income for book value purposes have been adjusted to paid-in capital and other items.

The Company is authorized to issue 400 million shares of all classes of stock, of which 50 million may be preferred stock, par value $0.01 per share, and 350 million may be common stock, par value $0.01 per share. The Company declared dividends per share of $0.990 in 2011, $0.895 in 2010, and $0.880 in 2009.

On August 5, 2011, the Company's Board of Directors declared a two-for-one split of the Company's common stock. The stock split was in the form of a 100 percent stock dividend and was distributed on October 3, 2011 to stockholders of record as of September 15, 2011. Stockholders were issued one additional share for each share owned. Treasury shares were treated as shares outstanding in the stock split. All shares and per share amounts in this Annual Report on Form 10-K have been adjusted for all periods presented for the stock split.

The Company established a benefit security trust in 1997 to provide a degree of financial security for unfunded obligations under certain unfunded plans and contributed to the trust a warrant to purchase up to 6 million shares of common stock of the Company for par value. The warrant, which remains outstanding, is exercisable by the trustee if the Company does not meet certain funding obligations, which obligations would be triggered by certain occurrences, including a change in control or potential change in control, as defined, or failure by the Company to meet its payment obligations under certain covered unfunded plans. Such warrant is excluded from the computation of diluted earnings per share because the conditions upon which the warrant becomes exercisable have not been met.

The additions to paid-in capital for 2011, 2010, and 2009 are primarily the result of employee stock option exercises and compensation expense of equity awards.

In October 2007, the Company's Board of Directors authorized $700 million for repurchase of the Company's outstanding common stock. The Company completed all repurchases under the $700 million repurchase authorization in November 2010, acquiring a total of 22.4 million shares. In August 2010, the Company's Board of Directors authorized $300 million for repurchase of the Company's outstanding common stock. The Company completed all repurchases under the $300 million repurchase authorization in June 2011, acquiring a total of 7.1 million shares. In February 2011, the Company's Board of Directors authorized an additional repurchase of up to $300 million of the Company's outstanding common stock at such times, in such amounts, and on such terms, as determined to be in the best interests of the Company. As of December 31, 2011, a total of 4,757,639 shares have been repurchased under this authorization for a total of approximately $202 million. During 2011, the Company repurchased 7,258,031 shares of common stock for approximately $316 million under the current and a previous stock repurchase authorization.

The Company's charitable foundation held 88,456 shares of the Company's common stock at December 31, 2011, 152,796 shares at December 31, 2010 and 165,348 shares at December 31, 2009 which are reflected in treasury stock.

For 2011, 2010, and 2009, the weighted average number of common shares outstanding used to compute basic earnings per share was 139.7 million, 144.2 million, and 145.0 million, respectively, and for diluted earnings per share was 143.1 million, 147.8 million, and 146.8 million, respectively, reflecting the effect of dilutive share-based equity awards outstanding. Stock options excluded from the 2011, 2010, and 2009 calculation of diluted earnings per share were 408,850; 486,300; and 6,996,978, respectively, because the total market value of option exercises for these awards was less than the total cash proceeds that would be received from these exercises.

	For years ended December 31,		
Shares of common stock issued [1]	2011	2010	2009
Balance at beginning of year	193,688,890	189,550,128	188,991,720
Issued for employee compensation and benefit plans	2,766,241	4,138,762	558,408
Balance at end of year	196,455,131	193,688,890	189,550,128

[1] Includes shares held in treasury.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX

(Dollars in millions)	Cumulative Translation Adjustment $	Benefit Plans Unrecognized Losses and Prior Service Credits $	Unrealized Gains (Losses) on Cash Flow Hedges $	Unrealized Losses on Investments $	Accumulated Other Comprehensive Income (Loss) $
Balance at December 31, 2009	77	(488)	27	(1)	(385)
Period change	2	(39)	(10)	--	(47)
Balance at December 31, 2010	79	(527)	17	(1)	(432)
Period change	(15)	(71)	(20)	--	(106)
Balance at December 31, 2011	64	(598)	(3)	(1)	(538)

Amounts of other comprehensive income (loss) are presented net of applicable taxes. The Company records deferred income taxes on the cumulative translation adjustment related to branch operations and other entities included in the Company's consolidated U.S. tax return. No deferred income taxes are provided on the cumulative translation adjustment of subsidiaries outside the United States, as such cumulative translation adjustment is considered to be a component of permanently invested, unremitted earnings of these foreign subsidiaries.

18. ASSET IMPAIRMENTS AND RESTRUCTURING CHARGES (GAINS), NET

Asset impairments and restructuring charges (gains), net, totaled $8 million gain, $29 million charge, and $196 million charge in 2011, 2010, and 2009, respectively. Asset impairments and restructuring charges (gains), net, in 2011 consisted primarily of a $15 million gain from the sale of the previously impaired methanol and ammonia assets related to the terminated Beaumont, Texas industrial gasification project and $7 million for severance associated with the acquisition and integration of Sterling. Asset impairments and restructuring charges (gains), net, totaled $29 million during 2010 primarily related to severance and pension curtailment resulting from a voluntary separation program. Asset impairments and restructuring charges (gains), net, totaled $196 million during 2009, consisting primarily of $179 million in asset impairments related to the discontinuance of the Beaumont, Texas industrial gasification project and $19 million, net, in charges for severance resulting from a reduction in force.

	For years ended December 31,		
(Dollars in millions)	2011	2010	2009
Fixed asset impairments	$ --	$ --	$ 133
Gain on sale	(15)	--	--
Intangible asset and goodwill impairments	--	8	46
Severance charges	7	18	19
Site closure and restructuring charges (gains)	--	3	(2)
Total	$ (8)	$ 29	$ 196

2011

During 2011, the Company recorded $8 million net gain in asset impairments and restructuring charges (gains), net. A gain of $15 million was recognized from the sale of the previously impaired methanol and ammonia assets related to the terminated Beaumont, Texas industrial gasification project and restructuring charges of $7 million primarily for severance associated with the acquisition and integration of Sterling.

2010

During 2010, the Company recorded $29 million in asset impairments and restructuring charges (gains), net, consisting primarily of severance, pension curtailment, and an intangible asset impairment. Severance charges of $18 million included $15 million for the previously announced voluntary separation program in fourth quarter 2010 of approximately 175 employees and $3 million primarily for severance associated with the acquisition and integration of Genovique in second quarter 2010. Restructuring charges of $2 million for pension curtailment also related to the previously announced voluntary separation program in fourth quarter 2010. Due to an environmental regulatory change during fourth quarter 2010 impacting air emission credits remaining from the previously discontinued Beaumont, Texas industrial gasification project, the Company recorded an intangible asset impairment of $8 million.

2009

During fourth quarter 2009, the Company discontinued the Beaumont, Texas industrial gasification project, resulting in asset impairments of $179 million, reducing the project's book value to $56 million for assets the Company expected to recover. For the purpose of calculating an impairment, the fair value of these assets was determined using Level 2 and Level 3 inputs as defined in the fair value hierarchy. Of the $56 million, $8 million related to certain environmental credits classified in Level 2, using observable prices for similar assets, and $48 million related to land and tangible assets is classified in Level 3, based on various inputs, including real estate appraisals and unobservable market information for similar assets based on management's experience, including the evaluation of assumptions that market participants would use in pricing similar assets. For additional information on fair value measurement, see Note 1, "Significant Accounting Policies".

In first quarter 2009, the Company announced a reduction in force of approximately 250 employees, resulting in restructuring charges of $19 million, net for related severance.

The following table summarizes the changes in estimates described above, other asset impairments and restructuring charges and gains, the non-cash reductions attributable to asset impairments, and the cash reductions in shutdown reserves for severance costs and site closure costs paid:

(Dollars in millions)	Balance at January 1, 2009	Provision/ Adjustments	Non-cash Reductions	Cash Reductions	Balance at December 31, 2009
Noncash charges	$ --	$ 179	$ (179)	$ --	$ --
Severance costs	4	19	--	(20)	3
Total	$ 4	$ 198	$ (179)	$ (20)	$ 3
	Balance at January 1, 2010	**Provision/ Adjustments**	**Non-cash Reductions**	**Cash Reductions**	**Balance at December 31, 2010**
Noncash charges	$ --	$ 8	$ (8)	$ --	$ --
Severance costs	3	18	--	(6)	15
Total	$ 3	$ 26	$ (8)	$ (6)	$ 15
	Balance at January 1, 2011	**Provision/ Adjustments**	**Non-cash Reductions**	**Cash Reductions**	**Balance at December 31, 2011**
Noncash charges	$ --	$ (15)	$ 15	$ --	$ --
Severance costs	15	7	--	(20)	2
Total	$ 15	$ (8)	$ 15	$ (20)	$ 2

The costs remaining for severance are expected to be applied to the reserves within one year.

During 2011, the Company accrued for employee separations associated with the acquisition and integration of Sterling. Substantially all separation payments for the 2011 and 2010 accruals were completed by January 2012, and all 2009 separation payments were completed as of December 31, 2011. During 2010 and 2009, the Company accrued for approximately 225 and 250 employee separations, respectively.

19. OTHER CHARGES (INCOME), NET

(Dollars in millions)	For years ended December 31, 2011	2010	2009
Foreign exchange transactions (gains) losses, net	$ (2)	$ 8	$ 5
Investments (gains) losses, net	(16)	(1)	5
Other, net	(1)	5	3
Other charges (income), net	$ (19)	$ 12	$ 13

Included in other charges (income), net are gains or losses on foreign exchange transactions, results from equity investments, gains or losses on business venture investments, gains from the sale of non-operating assets, certain litigation costs, fees on securitized receivables, other non-operating income, and other miscellaneous items. Investment gains in 2011 included increased earnings from the Nanjing, China joint venture and sales of business venture investments.

20. SHARE-BASED COMPENSATION PLANS AND AWARDS

2007 Omnibus Long-Term Compensation Plan

Eastman's 2007 Omnibus Long-Term Compensation Plan ("2007 Omnibus Plan") was approved by stockholders at the May 3, 2007 Annual Meeting of Stockholders and shall remain in effect until its fifth anniversary. The 2007 Omnibus Plan authorizes the Compensation and Management Development Committee of the Board of Directors to: grant awards, designate participants, determine the types and numbers of awards, determine the terms and conditions of awards and determine the form of award settlement. Under the 2007 Omnibus Plan, the aggregate number of shares reserved and available for issuance is 8.2 million. Any stock distributed pursuant to an award may consist of, in whole or in part, authorized and unissued stock, treasury stock, or stock purchased on the open market. Under the 2007 Omnibus Plan and previous plans, the forms of awards have included: restricted stock and restricted stock units, stock options, stock appreciation rights ("SARs"), and performance shares. The 2007 Omnibus Plan is flexible as to the number of specific forms of awards, but provides that stock options and SARs are to be granted at an exercise price not less than 100 percent of the per share fair market value on the date of the grant.

2008 Director Long-Term Compensation Subplan

Eastman's 2008 Director Long-Term Compensation Subplan ("2008 Directors' Subplan"), a component of the 2007 Omnibus Plan, remains in effect until terminated by the Board of Directors or the earlier termination of the 2007 Omnibus Plan. The 2008 Directors' Subplan provides for structured awards of restricted shares to non-employee members of the Board of Directors. Restricted shares awarded under the 2008 Directors' Subplan are subject to the same terms and conditions of the 2007 Omnibus Plan. The 2008 Directors' Subplan does not constitute a separate source of shares for grant of equity awards and all shares awarded are part of the 8.2 million shares authorized under the 2007 Omnibus Plan. Shares of restricted stock are granted on the first day of a non-employee director's initial term of service and shares of restricted stock are granted each year to each non-employee director on the date of the annual meeting of stockholders.

The Company is authorized by the Board of Directors under the 2007 Omnibus Plan and 2008 Directors' Subplan to provide grants to employees and non-employee members of the Board of Directors. It has been the Company's practice to issue new shares rather than treasury shares for equity awards that require settlement by the issuance of common stock and to withhold or accept back shares awarded to cover the related income tax obligations of employee participants. Shares of non-employee directors are not withheld or acquired to satisfy the withholding obligation related to their income taxes. Shares of unrestricted common stock owned by specified senior management level employees are accepted by the Company to pay the exercise price of stock options in accordance with the terms and conditions of their awards.

For 2011, 2010, and 2009, total share-based compensation expense (before tax) of approximately $39 million, $25 million, and $20 million, respectively, was recognized in selling, general and administrative expense in the Consolidated Statements of Earnings for all share-based awards of which approximately $4 million, $5 million, and $5 million, respectively, related to stock options. The compensation expense is recognized over the substantive vesting period, which may be a shorter time period than the stated vesting period for retirement-eligible employees. For 2011, 2010, and 2009, approximately $3 million, $3 million and $2 million, respectively, of stock option compensation expense was recognized due to retirement eligibility preceding the requisite vesting period.

Stock Option Awards

Options have been granted on an annual basis to non-employee directors under predecessor plans to the 2008 Directors' Subplan and by the Compensation and Management Development Committee of the Board of Directors under the 2007 Omnibus Plan and predecessor plans to employees. Option awards have an exercise price equal to the closing price of the Company's stock on the date of grant. The term of options is ten years with vesting periods that vary up to three years. Vesting usually occurs ratably over the vesting period or at the end of the vesting period. The Company utilizes the Black Scholes Merton option valuation model which relies on certain assumptions to estimate an option's fair value.

The weighted average assumptions used in the determination of fair value for stock options awarded in 2011, 2010, and 2009 are provided in the table below:

Assumptions	2011	2010	2009
Expected volatility rate	33.00 %	31.81 %	31.69 %
Expected dividend yield	2.23 %	2.86 %	4.84 %
Average risk-free interest rate	0.95 %	1.23 %	2.47 %
Expected forfeiture rate	0.75 %	0.75 %	0.75 %
Expected term years	5.20	5.20	5.20

The volatility rate of grants is derived from historical Company common stock price volatility over the same time period as the expected term of each stock option award. The volatility rate is derived by mathematical formula utilizing the weekly high closing stock price data over the expected term.

The expected dividend yield is calculated using the Company's average of the last four quarterly dividend yields.

The average risk-free interest rate is derived from United States Department of Treasury published interest rates of daily yield curves for the same time period as the expected term.

GAAP specifies only share-based awards expected to vest be included in share-based compensation expense. Estimated forfeiture rates are determined using historical forfeiture experience for each type of award and are excluded from the quantity of awards included in share-based compensation expense.

The weighted average expected term reflects the analysis of historical share-based award transactions and includes option swap and reload grants which may have much shorter remaining expected terms than new option grants.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

A summary of the activity of the Company's stock option awards for 2011, 2010, and 2009 is presented below:

	2011			2010			2009		
	Options		Weighted-Average Exercise Price	Options		Weighted-Average Exercise Price	Options		Weighted-Average Exercise Price
Outstanding at beginning of year	5,505,800	$	29	8,682,900	$	27	8,435,300	$	27
Granted	537,500		38	597,900		40	710,600		28
Exercised	(2,059,900)		29	(3,758,200)		27	(335,100)		21
Cancelled, forfeited, or expired	(9,000)		25	(16,800)		22	(127,900)		23
Outstanding at end of year	3,974,400	$	30	5,505,800	$	29	8,682,900	$	27
Options exercisable at year-end	2,796,400			4,150,300			6,987,500		
Available for grant at end of year	1,475,922			2,601,160			3,798,646		

The following table provides the remaining contractual term and weighted average exercise prices of stock options outstanding and exercisable at December 31, 2011:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number Outstanding at December 31, 2011	Weighted-Average Remaining Contractual Life (Years)		Weighted-Average Exercise Price	Number Exercisable at December 31, 2011		Weighted-Average Exercise Price
$15-$24	688,700	4.6	$	19	688,700	$	19
$25-$29	1,177,900	6.1		28	941,000		28
$30-$32	645,700	4.3		30	630,700		30
$33-$34	305,700	5.8		33	305,700		33
$35-$40	1,156,400	9.2		39	230,300		39
	3,974,400	6.4	$	30	2,796,400	$	28

The range of exercise prices of options outstanding at December 31, 2011 is approximately $15 to $40 per share. The aggregate intrinsic value of total options outstanding and total options exercisable at December 31, 2011 is $35 million and $32 million, respectively. Intrinsic value is the amount by which the closing market price of the stock at December 31, 2011 exceeds the exercise price of the option grants.

The weighted average remaining contractual life of all exercisable options at December 31, 2011 is 4.8 years.

The weighted average fair value of options granted during 2011, 2010, and 2009 was $9.27, $8.69, and $5.24, respectively. The total intrinsic value of options exercised during the years ended December 31, 2011, 2010, and 2009, was $37 million, $41 million, and $2 million, respectively. Cash proceeds received by the Company from option exercises and the related tax benefit totals $59 million and $10 million, respectively, for 2011, $102 million and $10 million, respectively, for 2010, and $7 million and $0.5 million, respectively, for 2009. The total fair value of shares vested during the years ended December 31, 2011, 2010, and 2009 was $4 million, $5 million, and $8 million, respectively.

A summary of the status of the Company's nonvested options as of December 31, 2011 and changes during the year then ended is presented below:

Nonvested Options	Number of Options	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2011	1,355,500	$ 6.32
Granted	537,500	9.27
Vested	(715,000)	5.36
Forfeited	--	--
Nonvested Options at December 31, 2011	1,178,000	$ 8.25

For options unvested at December 31, 2011, approximately $4 million in compensation expense will be recognized over the next three years.

Other Share-Based Compensation Awards

In addition to stock option awards, the Company has awarded long-term performance stock awards, restricted stock awards, and stock appreciation rights. The long-term performance awards are based upon actual return on capital compared to a target return on capital and total stockholder return compared to a peer group ranking by total stockholder return. The recognized compensation cost before tax for these other share-based awards in the years ended December 31, 2011, 2010, and 2009 was approximately $35 million, $20 million, and $15 million, respectively. The unrecognized compensation expense before tax for these same type awards at December 31, 2011 was approximately $40 million and will be recognized primarily over a period of three years.

21. SUPPLEMENTAL CASH FLOW INFORMATION

Included in the line item "Other items, net" of the "Cash flows from operating activities" section of the Consolidated Statements of Cash Flows are specific changes to certain balance sheet accounts as follows:

(Dollars in millions)	For years ended December 31, 2011	2010	2009
Current assets	$ 15	$ (38)	$ (2)
Other assets	16	7	27
Current liabilities	39	46	(23)
Long-term liabilities and equity	15	15	13
Total	$ 85	$ 30	$ 15

The above changes included transactions such as monetized positions from raw material and energy, currency, and certain interest rate hedges, prepaid insurance, miscellaneous deferrals, accrued taxes, value-added taxes, and other miscellaneous accruals.

Cash flows from derivative financial instruments accounted for as hedges are classified in the same category as the item being hedged.

Non-cash portion of (gains) losses from the Company's equity investments was a $9 million gain for 2011, and losses of $3 million and $5 million for 2010 and 2009, respectively.

(Dollars in millions)	For years ended December 31, 2011	2010	2009
Cash paid for interest and income taxes is as follows:			
Interest, net of amounts capitalized	$ 78	$ 116	$ 82
Income taxes paid (refunded)	261	165	(71)

22. SEGMENT INFORMATION

The Company's products and operations are managed and reported in four reportable operating segments, consisting of the CASPI segment, the Fibers segment, the PCI segment, and the Specialty Plastics segment.

The CASPI segment manufactures raw materials, additives, and specialty polymers, primarily for the paints and coatings, inks, and adhesives markets. The CASPI segment's products consist of liquid vehicles, coatings additives, and hydrocarbon resins and rosins and rosin esters. Liquid vehicles, such as ester, ketone and alcohol solvents, maintain the binders in liquid form for ease of application. Coatings additives, such as cellulosic polymers, Texanol™ ester alcohol and chlorinated polyolefins, enhance the rheological, film formation and adhesion properties of paints, coatings, and inks. Hydrocarbon resins and rosins and rosin esters are used in adhesive, ink, and polymers compounding applications.

The Fibers segment manufactures Estron™ acetate tow and Estrobond™ triacetin plasticizers which are used primarily in cigarette filters; Estron™ and Chromspun™ acetate yarns for use in apparel, home furnishings and industrial fabrics; acetate flake for use by other acetate tow producers; and acetyl chemicals.

The PCI segment manufactures diversified products that are used in a variety of markets and industrial and consumer applications, including chemicals for agricultural intermediates, fibers, food and beverage ingredients, photographic chemicals, pharmaceutical intermediates, polymer compounding, and chemical manufacturing intermediates.

The Specialty Plastics segment's key products include engineering and specialty polymers, specialty film and sheet products, and packaging film and fiber products. Included in these are highly specialized copolyesters, including Eastman Tritan™ copolyester, and cellulosic plastics that possess unique performance properties for value-added end uses such as appliances, store fixtures and displays, building and construction, electronic packaging, medical packaging, personal care and cosmetics, performance films, tape and labels, fiber, photographic and optical film, graphic arts, and general packaging.

Research and development and other expenses not identifiable to an operating segment are not included in segment operating results for any of the periods presented and are shown in the tables below as "other" operating losses. The Company continues to explore and invest in R&D initiatives at a corporate level that are aligned with macro trends in sustainability, consumerism, and energy efficiency through high performance materials, advanced cellulosics, and environmentally-friendly chemistry. These initiatives include the completion of a demonstration facility for market testing of acetylated wood, branded as Perennial Wood™, in second half 2011 and commercial introduction in first quarter 2012 to select markets; the initial commercial introduction of the new Eastman Cerfis™ technology, with anticipation that the application will be expanded nationwide by the end of 2012; and the announcement of the new Eastman™ microfiber technology.

In first quarter 2010, the Company transferred certain intermediates product lines from the discontinued Performance Polymers segment to the PCI segment to improve optimization of manufacturing assets supporting the three raw material streams that supply the Company's downstream businesses. The revised segment composition reflects how management views and evaluates operations. Accordingly, the amounts for sales, operating earnings, and assets have been adjusted to retrospectively apply these changes to all periods presented.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions)	For years ended December 31, 2011	2010	2009
Sales by Segment			
CASPI	$ 1,844	$ 1,574	$ 1,217
Fibers	1,279	1,142	1,032
PCI	2,860	2,083	1,398
Specialty Plastics	1,195	1,043	749
Total Sales	$ 7,178	$ 5,842	$ 4,396

(Dollars in millions)	For years ended December 31, 2011	2010	2009
Operating Earnings (Loss)			
CASPI (1)	$ 331	$ 293	$ 221
Fibers (2)	346	323	292
PCI (3)	289	224	41
Specialty Plastics (4)	105	88	9
Total Operating Earnings by Segment	1,071	928	563
Other (5)	(50)	(66)	(218)
Total Operating Earnings	$ 1,021	$ 862	$ 345

(1) CASPI includes $6 million and $3 million in 2010 and 2009, respectively, in restructuring charges related to severance.
(2) Fibers includes $3 million and $4 million in 2010 and 2009, respectively, in restructuring charges related to severance.
(3) PCI includes $7 million, $7 million, and $6 million in 2011, 2010, and 2009, respectively, in restructuring charges related to severance.
(4) Specialty Plastics includes $5 million and $4 million in 2010 and 2009, respectively, in restructuring charges related to severance.
(5) Other includes a $15 million gain in 2011 from the sale of the previously impaired methanol and ammonia assets related to the terminated Beaumont, Texas industrial gasification project as well as $8 million and $179 million in 2010 and 2009, respectively, in asset impairments and restructuring charges, net, related to the discontinued industrial gasification project in Beaumont, Texas.

(Dollars in millions)	December 31, 2011	2010	2009
Assets by Segment [1]			
CASPI	$ 1,373	$ 1,280	$ 1,113
Fibers	921	874	726
Performance Polymers [2]	--	--	575
PCI	1,471	1,235	844
Specialty Plastics	1,194	1,017	910
Total Assets by Segment	4,959	4,406	4,168
Corporate Assets [3]	1,225	966	1,347
Assets Held for Sale [2]	--	614	--
Total Assets	$ 6,184	$ 5,986	$ 5,515

(1) The chief operating decision maker holds segment management accountable for accounts receivable, inventory, fixed assets, goodwill, and intangible assets.

(2) The Performance Polymers assets were classified as assets held for sale as of December 31, 2010, as a result of the definitive agreement with DAK Americas, LLC, to sell and subsequent sale in first quarter 2011 of the PET business, related assets at the Columbia, South Carolina site, and technology of its Performance Polymers segment. For more information regarding assets held for sale, see Note 3, "Discontinued Operations and Assets Held for Sale".

(3) For more information regarding the impairment of Beaumont, Texas industrial gasification project, see Note 18 "Asset Impairments and Restructuring Charges (Gains), Net".

(Dollars in millions)	For years ended December 31, 2011	2010	2009
Depreciation Expense by Segment			
CASPI	$ 60	$ 56	$ 56
Fibers	65	59	59
PCI	72	60	57
Specialty Plastics	62	61	53
Total Depreciation Expense by Segment	259	236	225
Other	2	2	2
Total Depreciation Expense	$ 261	$ 238	$ 227

(Dollars in millions)	For years ended December 31, 2011	2010	2009
Capital Expenditures by Segment			
CASPI	$ 74	$ 39	$ 42
Fibers	51	39	29
PCI	107	61	49
Specialty Plastics	193	73	125
Total Capital Expenditures by Segment	425	212	245
Other [1]	32	31	65
Total Capital Expenditures	$ 457	$ 243	$ 310

(1) Other includes $24 million and $27 million, for 2010 and 2009, respectively, of capital expenditures in the discontinued Performance Polymers segment. For more information regarding assets held for sale, see Note 3, "Discontinued Operations and Assets Held for Sale."

Sales are attributed to geographic areas based on customer location; long-lived assets are attributed to geographic areas based on asset location.

(Dollars in millions)	For years ended December 31, 2011	2010	2009
Geographic Information			
Sales			
United States	$ 3,662	$ 2,826	$ 2,189
All foreign countries	3,516	3,016	2,207
Total	$ 7,178	$ 5,842	$ 4,396

	December 31, 2011	2010	2009
Long-Lived Assets, Net			
United States [(1)]	$ 2,687	$ 2,790	$ 2,789
All foreign countries	420	429	321
Total	$ 3,107	$ 3,219	$ 3,110

(1) The Performance Polymers assets were classified as assets held for sale as of December 31, 2010, as a result of the definitive agreement with DAK Americas, LLC, to sell and subsequent sale in first quarter 2011 of the PET business, related assets at the Columbia, South Carolina site, and technology of its Performance Polymers segment. For more information regarding assets held for sale, see Note 3, "Discontinued Operations and Assets Held for Sale".

EASTMAN

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

23. QUARTERLY SALES AND EARNINGS DATA – UNAUDITED

(Dollars in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011				
Sales	$ 1,758	$ 1,885	$ 1,812	$ 1,723
Gross profit	433	463	420	324
Asset impairments and restructuring charges (gains), net	--	(15)	7	--
Earnings from continuing operations	182	210	165	100
Earnings from discontinued operations, net of tax [1]	8	--	--	--
Gain from disposal of discontinued operations, net of tax[1]	30	1	--	--
Net earnings	220	211	165	100
Earnings from continuing operations per share [2][3]				
Basic	$ 1.29	$ 1.49	$ 1.19	$ 0.73
Diluted	$ 1.26	$ 1.45	$ 1.16	$ 0.71
Earnings from discontinued operations per share [1][2][3]				
Basic	$ 0.26	$ --	$ --	$ --
Diluted	$ 0.26	$ --	$ --	$ --
Net earnings per share [2][3]				
Basic	$ 1.55	$ 1.49	$ 1.19	$ 0.73
Diluted	$ 1.52	$ 1.45	$ 1.16	$ 0.71

(1) In first quarter 2011, the Company completed the sale of the PET business, related assets at the Columbia, South Carolina site, and technology of its Performance Polymers segment. The PET business, assets, and technology sold were substantially all of the Performance Polymers segment. Performance Polymers segment operating results are presented as discontinued operations for all periods presented and are therefore not included in results from continuing operations in accordance with GAAP.

(2) Each quarter is calculated as a discrete period; the sum of the four quarters may not equal the calculated full year amount.

(3) All per share amounts have been retrospectively adjusted for all periods presented for the two-for-one stock split on October 3, 2011. For additional information, see Note 17, "Stockholders' Equity".

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010				
Sales	$ 1,370	$ 1,502	$ 1,507	$ 1,463
Gross profit	317	384	422	351
Asset impairments and restructuring charges (gains), net	--	3	--	26
Earnings from continuing operations	105	141	162	17
Earnings (loss) from discontinued operations, net of tax [1]	(4)	7	8	2
Net earnings	101	148	170	19
Earnings from continuing operations per share [2][3]				
Basic	$ 0.72	$ 0.98	$ 1.13	$ 0.12
Diluted	$ 0.71	$ 0.96	$ 1.11	$ 0.11
Earnings (loss) from discontinued operations per share [1][2][3]				
Basic	$ (0.02)	$ 0.05	$ 0.06	$ 0.01
Diluted	$ (0.02)	$ 0.05	$ 0.05	$ 0.01
Net earnings per share [2][3]				
Basic	$ 0.70	$ 1.03	$ 1.19	$ 0.13
Diluted	$ 0.69	$ 1.01	$ 1.16	$ 0.12

(1) In first quarter 2011, the Company completed the sale of the PET business, related assets at the Columbia, South Carolina site, and technology of its Performance Polymers segment. The PET business, assets, and technology sold were substantially all of the Performance Polymers segment. Performance Polymers segment operating results are presented as discontinued operations for all periods presented and are therefore not included in results from continuing operations in accordance with GAAP.

(2) Each quarter is calculated as a discrete period; the sum of the four quarters may not equal the calculated full year amount.

(3) All per share amounts have been retrospectively adjusted for all periods presented for the two-for-one stock split on October 3, 2011. For additional information, see Note 17, "Stockholders' Equity".

24. RESERVE ROLLFORWARDS

Valuation and Qualifying Accounts

(Dollars in millions)	Balance at January 1, 2009	Additions: Charged to Cost and Expense	Additions: Charged to Other Accounts	Deductions	Balance at December 31, 2009
Reserve for:					
Doubtful accounts and returns	$ 3	$ 3	$ --	$ 1	$ 5
LIFO Inventory	525	(79)	--	--	446
Environmental contingencies	41	3	--	2	42
Deferred tax valuation allowance	131	--	--	43	88
	$ 700	$ (73)	$ --	$ 46	$ 581

	Balance at January 1, 2010	Charged to Cost and Expense	Charged to Other Accounts	Deductions	Balance at December 31, 2010
Reserve for:					
Doubtful accounts and returns	$ 5	$ --	$ --	$ --	$ 5
LIFO Inventory	446	44	--	--	490
Environmental contingencies	42	4	(4)	2	40
Deferred tax valuation allowance	88	--	--	40	48
	$ 581	$ 48	$ (4)	$ 42	$ 583

	Balance at January 1, 2011	Charged to Cost and Expense	Charged to Other Accounts	Deductions	Balance at December 31, 2011
Reserve for:					
Doubtful accounts and returns	$ 5	$ 4	$ --	$ 1	$ 8
LIFO Inventory	490	100	--	--	590
Environmental contingencies	40	2	3	6	39
Deferred tax valuation allowance	48	--	--	6	42
	$ 583	$ 106	$ 3	$ 13	$ 679

25. RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2011, the Financial Accounting Standards Board ("FASB") issued amended accounting guidance related to fair value measurements and disclosures with the purpose of converging the fair value measurement and disclosure guidance issued by the FASB and the International Accounting Standards Board. The guidance is effective for reporting periods beginning after December 15, 2011. The guidance includes amendments that clarify the intent of the application of existing fair value measurement requirements along with amendments that change a particular principle or requirement for fair value measurements and disclosures. The Company has concluded that the new guidance will not have a material impact on its Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings, Consolidated Statements of Financial Position, or related disclosures.

In June 2011, the FASB issued amended accounting guidance related to presentation of comprehensive income. The standards update is intended to help financial statement users better understand the causes of an entity's change in financial position and results of operation. It is effective for reporting periods beginning after December 15, 2011. The amendments eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments require that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The FASB amended this guidance in December 2011 to postpone a requirement to present items that are reclassified from other comprehensive income to net income on the face of the financial statement where the components of net income and other comprehensive income are presented and reinstate previous guidance related to such reclassifications. Upon adoption, the Company will continue to present components of comprehensive income in its Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings. Since this new guidance will affect disclosure requirements only, the Company has concluded that it will not have a material impact on the Company's financial position or results of operations.

In December 2011, the FASB and International Accounting Standards Board jointly issued amended accounting guidance to enhance disclosure requirements for instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. It is effective for reporting periods beginning on or after January 1, 2013. The Company is currently assessing the expected impact of this guidance on its disclosures. Since this new guidance will affect disclosure requirements only, the Company has concluded that it will not have a material impact on the Company's financial position or results of operations.

26. SUBSEQUENT EVENT

On January 26, 2012, the Company entered into a definitive agreement to acquire Solutia Inc. ("Solutia"), a global leader in performance materials and specialty chemicals. Under the terms of the agreement, Solutia stockholders will receive $22.00 in cash and 0.12 shares of Eastman common stock for each share of Solutia common stock, a total transaction value of approximately $4.7 billion, as of January 26, 2012, including the assumption of Solutia's debt. The transaction is subject to approval by Solutia's shareholders and receipt of required regulatory approvals as well as other customary closing conditions. The transaction is expected to close in mid-2012.

EASTMAN

UNAUDITED STATEMENTS OF EARNINGS ADJUSTED FOR CHANGE IN ACCOUNTING AND NON-GAAP RECONCILATIONS

As referenced in "Change in Accounting" on the inside front cover of this Annual Report, Eastman has elected to immediately recognize all pension and other postretirement benefit ("OPEB") plans actuarial gains and losses in its operating results rather than amortizing them over future periods. Eastman management believes that this change in accounting will improve transparency of reporting of its operating results by recognizing the effects of economic and interest rate trends on pension and OPEB plan investments and assumptions in the year these actuarial gains and losses are incurred. Under the new method of accounting, these gains and losses are now measured annually at the plan's December 31 measurement date and recorded as a mark-to-market adjustment during the fourth quarter of each year. This methodology is preferable under GAAP since it aligns more closely with fair value principles and does not delay the recognition of gains and losses into future periods. The new method will be retrospectively applied to the financial results of all periods.

The impact of the accounting methodology change on Eastman reported results and on alternative non-GAAP earnings measures are provided on the following pages 89-99 which are not a part of the audited financial statements.

EASTMAN

ADJUSTED STATEMENT OF EARNINGS
For Year Ended December 31, 2011

(Dollars in millions, except per share amounts; unaudited)		As Previously Reported (Before Accounting Change)		Effect of Accounting Change		As Adjusted (After Accounting Change)
Sales	$	7,178	$	--	$	7,178
Cost of sales [1]		5,538		71		5,609
Gross profit		1,640		(71)		1,569
Selling, general and administrative expenses [1]		469		12		481
Research and development expenses [1]		158		1		159
Asset impairments and restructuring charges (gains), net		(8)		--		(8)
Operating earnings		1,021		(84)		937
Net interest expense		76		--		76
Other charges (income), net		(19)		--		(19)
Earnings from continuing operations before income taxes		964		(84)		880
Provision for income taxes from continuing operations		307		(33)		274
Earnings from continuing operations	$	657	$	(51)	$	606
Earnings from discontinued operations, net of tax		8		1		9
Gain from disposal of discontinued operations, net of tax		31		--		31
Net earnings	$	696	$	(50)	$	646
Basic earnings per share						
Earnings from continuing operations	$	4.70	$	(0.36)	$	4.34
Earnings from discontinued operations		0.28		0.01		0.29
Basic earnings per share	$	4.98	$	(0.35)	$	4.63
Diluted earnings per share						
Earnings from continuing operations	$	4.59	$	(0.35)	$	4.24
Earnings from discontinued operations		0.27		0.01		0.28
Diluted earnings per share	$	4.86	$	(0.34)	$	4.52
Shares (in millions) outstanding at end of period		137.0				137.0
Shares (in millions) used for earnings per share calculation						
Basic		139.7				139.7
Diluted		143.1				143.1

(1) Includes mark-to-market adjustment for pension and other postretirement benefit plans actuarial net losses of $144 million.

EASTMAN

ADJUSTED STATEMENT OF EARNINGS
For Year Ended December 31, 2010

(Dollars in millions, except per share amounts; unaudited)	As Previously Reported (Before Accounting Change)	Effect of Accounting Change	As Adjusted (After Accounting Change)
Sales	$ 5,842	$ --	$ 5,842
Cost of sales [1]	4,368	15	4,383
Gross profit	1,474	(15)	1,459
Selling, general and administrative expenses [1]	431	3	434
Research and development expenses [1]	152	--	152
Asset impairments and restructuring charges, net	29	--	29
Operating earnings	862	(18)	844
Net interest expense	99	--	99
Early debt extinguishment costs	115	--	115
Other charges (income), net	12	--	12
Earnings from continuing operations before income taxes	636	(18)	618
Provision for income taxes from continuing operations	211	(9)	202
Earnings from continuing operations	$ 425	$ (9)	$ 416
Earnings from discontinued operations, net of tax	13	(4)	9
Net earnings	$ 438	$ (13)	$ 425
Basic earnings per share			
Earnings from continuing operations	$ 2.95	$ (0.07)	$ 2.88
Earnings from discontinued operations	0.09	(0.02)	0.07
Basic earnings per share	$ 3.04	$ (0.09)	$ 2.95
Diluted earnings per share			
Earnings from continuing operations	$ 2.88	$ (0.07)	$ 2.81
Earnings from discontinued operations	0.08	(0.01)	0.07
Diluted earnings per share	$ 2.96	$ (0.08)	$ 2.88
Shares (in millions) outstanding at end of period	141.5		141.5
Shares (in millions) used for earnings per share calculation			
Basic	144.2		144.2
Diluted	147.8		147.8

[1] Includes mark-to-market adjustment for pension and other postretirement benefit plans actuarial net losses of $53 million.

EASTMAN

ADJUSTED STATEMENT OF EARNINGS
For Year Ended December 31, 2009

(Dollars in millions, except per share amounts; unaudited)	As Previously Reported (Before Accounting Change)	Effect of Accounting Change	As Adjusted (After Accounting Change)
Sales	$ 4,396	$ --	$ 4,396
Cost of sales [(1)]	3,364	56	3,420
Gross profit	1,032	(56)	976
Selling, general and administrative expenses [(1)]	367	12	379
Research and development expenses [(1)]	124	1	125
Asset impairments and restructuring charges (gains), net	196	--	196
Operating earnings	345	(69)	276
Net interest expense	78	--	78
Other charges (income), net	13	--	13
Earnings from continuing operations before income taxes	254	(69)	185
Provision for income taxes from continuing operations	100	(26)	74
Earnings from continuing operations	$ 154	$ (43)	$ 111
Earnings from discontinued operations, net of tax	(18)	(4)	(22)
Net earnings	$ 136	$ (47)	$ 89
Basic earnings per share			
Earnings from continuing operations	$ 1.06	$ (0.29)	$ 0.77
Earnings from discontinued operations	(0.12)	(0.04)	(0.16)
Basic earnings per share	$ 0.94	$ (0.33)	$ 0.61
Diluted earnings per share			
Earnings from continuing operations	$ 1.05	$ (0.29)	$ 0.76
Earnings from discontinued operations	(0.12)	(0.03)	(0.15)
Diluted earnings per share	$ 0.93	$ (0.32)	$ 0.61
Shares (in millions) outstanding at end of period	144.9		144.9
Shares (in millions) used for earnings per share calculation			
Basic	145.0		145.0
Diluted	146.8		146.8

(1) Includes mark-to-market adjustment for pension and other postretirement benefit plans actuarial net losses of $91 million.

EASTMAN

ADJUSTED SEGMENT OPERATING EARNINGS RECONCILIATIONS

(Dollars in millions, unaudited)	For year ended December 31, 2011 As Previously Reported (Before Accounting Change)	Effect of Accounting Change	As Adjusted (After Accounting Change)
Operating Earnings by Segment and Items			
Coatings, Adhesives, Specialty Polymers, and Inks			
Operating earnings	$ 331	$ 23	$ 354
Fibers			
Operating earnings	346	19	365
Performance Chemicals and Intermediates			
Operating earnings	289	26	315
Asset impairments and restructuring charges (gains), net [1]	7	--	7
Operating earnings excluding item	296	26	322
Specialty Plastics			
Operating earnings	105	20	125
Other [2]			
Operating loss	(50)	(172)	(222)
Asset impairments and restructuring charges (gains), net [3]	(15)	--	(15)
Mark-to-market pension and other postretirement benefits adjustment [4]	--	144	144
Operating loss excluding items	(65)	(28)	(93)
Total Eastman Chemical Company			
Total operating earnings	$ 1,021	$ (84)	$ 937
Total asset impairments and restructuring charges (gains), net	(8)	--	(8)
Mark-to-market pension and other postretirement benefits adjustment	--	144	144
Total operating earnings excluding items	$ 1,013	$ 60	$ 1,073

(1) Consists of $7 million in restructuring charges primarily for severance associated with the acquisition and integration of Sterling Chemicals, Inc.

(2) Research and development and other expenses, asset impairments and restructuring charges (gains), net, and mark-to-market adjustments not identifiable to an operating segment are not included in segment operating results for the period presented and are shown as "other" operating loss.

(3) Consists of $15 million gain from the sale of the previously impaired methanol and ammonia assets related to the terminated Beaumont, Texas industrial gasification project.

(4) Mark-to-market adjustment for pension and other postretirement benefit plans actuarial net losses.

EASTMAN

ADJUSTED SEGMENT OPERATING EARNINGS RECONCILIATIONS

(Dollars in millions, unaudited)	For year ended December 31, 2010 As Previously Reported (Before Accounting Change)	Effect of Accounting Change	As Adjusted (After Accounting Change)
Operating Earnings by Segment and Items [1]			
Coatings, Adhesives, Specialty Polymers, and Inks			
Operating earnings	$ 293	$ 19	$ 312
Asset impairments and restructuring charges, net [2]	6	--	6
Operating earnings excluding item	299	19	318
Fibers			
Operating earnings	323	16	339
Asset impairments and restructuring charges, net [2]	3	--	3
Operating earnings excluding item	326	16	342
Performance Chemicals and Intermediates			
Operating earnings	224	20	244
Asset impairments and restructuring charges, net [2]	7	--	7
Operating earnings excluding item	231	20	251
Specialty Plastics			
Operating earnings	88	15	103
Asset impairments and restructuring charges, net [2]	5	--	5
Operating earnings excluding item	93	15	108
Other [3]			
Operating loss	(66)	(88)	(154)
Asset impairments and restructuring charges, net [4]	8	--	8
Mark-to-market pension and other postretirement benefits adjustment [5]	--	53	53
Operating loss excluding items	(58)	(35)	(93)
Total Eastman Chemical Company			
Total operating earnings	$ 862	$ (18)	$ 844
Total asset impairments and restructuring charges, net	29	--	29
Mark-to-market pension and other postretirement benefits adjustment	--	53	53
Total operating earnings excluding items	$ 891	$ 35	$ 926

(1) Includes allocated costs not included in discontinued operations, some of which may remain and could be reallocated to the remaining segments.
(2) Includes restructuring charges primarily for severance.
(3) Research and development and other expenses, asset impairments and restructuring charges, net, and mark-to-market adjustments not identifiable to an operating segment are not included in segment operating results for the period presented and are shown as "other" operating loss.
(4) Consists of $8 million of intangible asset impairment charges resulting from an environmental regulatory change during the fourth quarter impacting the fair value of air emission credits remaining from the previously discontinued Beaumont, Texas, gasification project.
(5) Mark-to-market adjustment for pension and other postretirement benefit plans actuarial net losses.

EASTMAN

ADJUSTED SEGMENT OPERATING EARNINGS RECONCILIATIONS

(Dollars in millions, unaudited)	For year ended December 31, 2009 As Previously Reported (Before Accounting Change)	Effect of Accounting Change	As Adjusted (After Accounting Change)
Operating Earnings by Segment and Items [1]			
Coatings, Adhesives, Specialty Polymers, and Inks			
Operating earnings	$ 221	$ 18	$ 239
Asset impairments and restructuring charges (gains), net [2]	3	--	3
Operating earnings excluding item	224	18	242
Fibers			
Operating earnings	292	16	308
Asset impairments and restructuring charges (gains), net [2]	4	--	4
Operating earnings excluding item	296	16	312
Performance Chemicals and Intermediates			
Operating earnings	41	18	59
Asset impairments and restructuring charges (gains), net [2]	6	--	6
Operating earnings excluding item	47	18	65
Specialty Plastics			
Operating earnings	9	15	24
Asset impairments and restructuring charges (gains), net [2]	4	--	4
Operating earnings excluding item	13	15	28
Other [3]			
Operating loss	(218)	(136)	(354)
Asset impairments and restructuring charges (gains), net [4]	179	--	179
Mark-to-market pension and other postretirement benefits adjustment [5]	--	91	91
Operating loss excluding items	(39)	(45)	(84)
Total Eastman Chemical Company			
Total operating earnings	$ 345	$ (69)	$ 276
Total asset impairments and restructuring charges (gains), net	196	--	196
Mark-to-market pension and other postretirement benefits adjustment	--	91	91
Total operating earnings excluding items	$ 541	$ 22	$ 563

(1) Includes allocated costs not included in discontinued operations, some of which may remain and could be reallocated to the remaining segments.
(2) Includes severance costs for a reduction in force in first quarter.
(3) Research and development and other expenses, asset impairments and restructuring charges (gains), net, and mark-to-market adjustments not identifiable to an operating segment are not included in segment operating results for the period presented and are shown as "other" operating loss.
(4) Includes asset impairments and restructuring charges, net primarily for the Beaumont, Texas industrial gasification project discontinued in fourth quarter.
(5) Mark-to-market adjustment for pension and other postretirement benefit plans actuarial net losses.

EASTMAN

ADJUSTED EARNINGS PER DILUTED SHARE FROM CONTINUING OPERATIONS EXCLUDING CERTAIN ITEMS

(Dollars in millions, except per share amounts; unaudited)	For the year ended December 31, 2011			
		Earnings from Continuing Operations		
	Operating Earnings	Before Tax	After Tax	Per Diluted Share
As previously reported (before accounting change)	$ 1,021	$ 964	$ 657	$ 4.59
Certain Item:				
Asset impairments and restructuring charges (gains), net [1]	(8)	(8)	(5)	(0.03)
Excluding item	$ 1,013	$ 956	$ 652	$ 4.56
As adjusted (after accounting change) - adjusted for pension methodology change	$ 937	$ 880	$ 606	$ 4.24
Certain Items:				
Asset impairments and restructuring charges (gains), net [1]	(8)	(8)	(5)	(0.03)
Mark-to-market pension and other postretirement benefits adjustment [2]	144	144	88	0.60
Excluding items – as adjusted (after accounting change)	$ 1,073	$ 1,016	$ 689	$ 4.81

(1) Consists of $15 million gain from the sale of the previously impaired methanol and ammonia assets related to the terminated Beaumont, Texas industrial gasification project in second quarter, offset by $7 million in restructuring charges primarily for severance associated with the acquisition and integration of Sterling Chemicals, Inc. in third quarter.

(2) Mark-to-market adjustment for pension and other postretirement benefit plans actuarial net losses.

(Dollars in millions, except per share amounts; unaudited)	For the year ended December 31, 2010			
		Earnings from Continuing Operations		
	Operating Earnings	Before Tax	After Tax	Per Diluted Share
As previously reported (before accounting change)	$ 862	$ 636	$ 425	$ 2.88
Certain Items:				
Asset impairments and restructuring charges, net [1]	29	29	18	0.12
Early debt extinguishment costs [2]	--	115	71	0.48
Excluding items	$ 891	$ 780	$ 514	$ 3.48
As adjusted (after accounting change) - adjusted for pension methodology change	$ 844	$ 618	$ 416	$ 2.81
Certain Items:				
Asset impairments and restructuring charges, net [1]	29	29	18	0.12
Early debt extinguishment costs [2]	--	115	71	0.48
Mark-to-market pension and other postretirement benefits adjustment [3]	53	53	31	0.22
Excluding items – as adjusted (after accounting change)	$ 926	$ 815	$ 536	$ 3.63

(1) Includes restructuring charges primarily for severance and $8 million of intangible asset impairment charges resulting from an environmental regulatory change during the fourth quarter impacting the fair value of air emission credits remaining from the previously discontinued Beaumont, Texas, gasification project.

(2) During fourth quarter, the Company completed the early repayment of $500 million aggregate principal amount of outstanding debt securities, resulting in a pre-tax charge of $115 million, net.

(3) Mark-to-market adjustment for pension and other postretirement benefit plans actuarial net losses.

EASTMAN

ADJUSTED EARNINGS PER DILUTED SHARE FROM CONTINUING OPERATIONS EXCLUDING CERTAIN ITEMS
(Continued)

	For the year ended December 31, 2009			
		Earnings from Continuing Operations		
(Dollars in millions, except per share amounts; unaudited)	Operating Earnings	Before Tax	After Tax	Per Diluted Share
As previously reported (before accounting change)	$ 345	$ 254	$ 154	$ 1.05
Certain Item:				
Asset impairments and restructuring charges (gains), net [(1)]	196	196	127	0.86
Excluding item	$ 541	$ 450	$ 281	$ 1.91
As adjusted (after accounting change) - adjusted for pension methodology change	$ 276	$ 185	$ 111	$ 0.76
Certain Items:				
Asset impairments and restructuring charges (gains), net [(1)]	196	196	127	0.86
Mark-to-market pension and other postretirement benefits adjustment [(2)]	91	91	56	0.39
Excluding items – as adjusted (after accounting change)	$ 563	$ 472	$ 294	$ 2.01

(1) Includes severance costs for a reduction in force in first quarter and asset impairments and restructuring charges, net, of $179 million primarily for the Beaumont, Texas industrial gasification project discontinued in fourth quarter.

(2) Mark-to-market adjustment for pension and other postretirement benefit plans actuarial net losses.

EASTMAN

ADJUSTED EARNINGS PER DILUTED SHARE FROM CONTINUING OPERATIONS EXCLUDING CERTAIN ITEMS
(Continued)

(Dollars in millions, except per share amounts; unaudited)	First Quarter 2011			
		Earnings from Continuing Operations		
	Operating Earnings	Before Tax	After Tax	Per Diluted Share
As previously reported (before accounting change)	$ 284	$ 271	$ 182	$ 1.26
As adjusted (after accounting change) - adjusted for pension methodology change	$ 314	$ 301	$ 201	$ 1.39
Certain Item:				
Mark-to-market pension and other postretirement benefits adjustment [1]	(15)	(15)	(10)	(0.07)
Excluding item – as adjusted (after accounting change)	$ 299	$ 286	$ 191	$ 1.32

(1) Mark-to-market adjustment due to the remeasurement of an other postretirement benefit plan curtailment related to the Performance Polymers divestiture.

(Dollars in millions, except per share amounts; unaudited)	Second Quarter 2011			
		Earnings from Continuing Operations		
	Operating Earnings	Before Tax	After Tax	Per Diluted Share
As previously reported (before accounting change)	$ 318	$ 306	$ 210	$ 1.45
Certain Item:				
Asset impairments and restructuring charges (gains), net [1]	(15)	(15)	(10)	(0.07)
Excluding item	$ 303	$ 291	$ 200	$ 1.38
As adjusted (after accounting change) - adjusted for pension methodology change	$ 333	$ 320	$ 219	$ 1.51
Certain Item:				
Asset impairments and restructuring charges (gains), net [1]	(15)	(15)	(10)	(0.07)
Excluding item – as adjusted (after accounting change)	$ 318	$ 305	$ 209	$ 1.44

(1) Includes $15 million gain from the sale of the previously impaired methanol and ammonia assets related to the terminated Beaumont, Texas industrial gasification project.

EASTMAN

ADJUSTED EARNINGS PER DILUTED SHARE FROM CONTINUING OPERATIONS EXCLUDING CERTAIN ITEMS
(Continued)

(Dollars in millions, except per share amounts; unaudited)	Third Quarter 2011			
		Earnings from Continuing Operations		
	Operating Earnings	Before Tax	After Tax	Per Diluted Share
As previously reported (before accounting change)	$ 256	$ 238	$ 165	$ 1.16
Certain Item:				
Asset impairments and restructuring charges (gains), net [1]	7	7	5	0.03
Excluding item	$ 263	$ 245	$ 170	$ 1.19
As adjusted (after accounting change) - adjusted for pension methodology change	$ 271	$ 254	$ 174	$ 1.22
Certain Items:				
Asset impairments and restructuring charges (gains), net [1]	7	7	5	0.04
Excluding items – as adjusted (after accounting change)	$ 278	$ 261	$ 179	$ 1.26

(1) Includes $7 million in restructuring charges primarily for severance associated with the acquisition and integration of Sterling Chemicals, Inc.

(Dollars in millions, except per share amounts; unaudited)	Fourth Quarter 2011			
		Earnings from Continuing Operations		
	Operating Earnings	Before Tax	After Tax	Per Diluted Share
As previously reported (before accounting change)	$ 163	$ 149	$ 100	$ 0.71
As adjusted (after accounting change) - adjusted for pension methodology change	$ 19	$ 5	$ 12	$ 0.09
Certain Item:				
Mark-to-market pension and other postretirement benefits adjustment [1]	159	159	98	0.69
Excluding item – as adjusted (after accounting change)	$ 178	$ 164	$ 110	$ 0.78

(1) Mark-to-market adjustment for pension and other postretirement benefit plans actuarial net losses.

EASTMAN

ADJUSTED SEGMENT OPERATING EARNINGS - QUARTERLY
2011

(Dollars in millions, unaudited)	As Previously Reported (Before Accounting Change)				As Adjusted (After Accounting Change)			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$	$	$	$
Operating Earnings by Segment and Items								
Coatings, Adhesives, Specialty Polymers, and Inks								
Operating earnings	98	99	82	52	104	104	89	57
Fibers								
Operating earnings	81	93	92	80	86	97	98	84
Performance Chemicals and Intermediates								
Operating earnings	88	88	71	42	94	94	78	49
Asset impairments and restructuring charges (gains), net [(1)]	--	--	7	--	--	--	7	--
Operating earnings excluding item	88	88	78	42	94	94	85	49
Specialty Plastics								
Operating earnings	30	37	29	9	35	42	34	14
Other [(2)]								
Operating gain (loss)	(13)	1	(18)	(20)	(5)	(4)	(28)	(185)
Asset impairments and restructuring charges (gains), net [(3)]	--	(15)	--	--	--	(15)	--	--
Mark-to-market pension and other postretirement benefits adjustment [(4)]	--	--	--	--	(15)	--	--	159
Operating loss excluding items	(13)	(14)	(18)	(20)	(20)	(19)	(28)	(26)
Total Eastman Chemical Company								
Total operating earnings	284	318	256	163	314	333	271	19
Total asset impairments and restructuring charges (gains), net	--	(15)	7	--	--	(15)	7	--
Mark-to-market pension and other postretirement benefits adjustment	--	--	--	--	(15)	--	--	159
Total operating earnings excluding items	284	303	263	163	299	318	278	178

(1) Consists of $7 million in restructuring charges primarily for severance associated with the acquisition and integration of Sterling Chemicals, Inc.

(2) Research and development and other expenses, asset impairments and restructuring charges (gains), net, and mark-to-market adjustments not identifiable to an operating segment are not included in segment operating results for the periods presented and are shown as "other" operating gain (loss).

(3) Consists of $15 million gain from the sale of the previously impaired methanol and ammonia assets related to the terminated Beaumont, Texas industrial gasification project.

(4) Mark-to-market adjustment for pension and other postretirement benefit plans actuarial losses.

(This page intentionally left blank)

(This page intentionally left blank)

(This page intentionally left blank)

EASTMAN

Performance Graph

The following graph compares the cumulative total return on Eastman Chemical Company common stock from December 31, 2006 through December 31, 2011 to that of the Standard & Poor's ("S&P") 500 Stock Index and a group of peer issuers in the chemical industry. The peer group consists of the eight chemical companies which meet three objective criteria: (i) common shares traded on a major trading market; (ii) similar lines of business to those of the Company; and (iii) more than $1 billion in annual sales. Cumulative total return represents the change in stock price and the amount of dividends received during the indicated period, assuming reinvestment of dividends. The graph assumes an investment of $100 on December 31, 2006. All data in the graph have been provided by Standard & Poor's Institutional Market Services. The stock performance shown in the graph is included in response to Securities and Exchange Commission ("SEC") requirements and is not intended to forecast or to be indicative of future performance.



COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
Eastman Chemical Company
S&P 500 Index
Peer Group
DOLLARS
200
150
100
50
0
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

Company Name / Index	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
EASTMAN CHEMICAL COMPANY	100	105.87	56.92	112.92	161.85	153.95
S&P 500 INDEX	100	105.49	66.46	84.05	96.71	98.76
PEER GROUP (1)	100	102.48	52.12	84.91	119.68	113.36

The peer group for 2011 consists of the following issuers: Albemarle Corporation; Ashland Inc.; Celanese Corporation; Cytec Industries, Inc.; The Dow Chemical Company; E.I. du Pont de Nemours and Company; FMC Corporation; and PPG Industries Inc. In accordance with SEC requirements, the return for each issuer has been weighted according to the respective issuer's stock market capitalization at the beginning of each period for which a return is indicated.

Stockholder Information

Corporate Offices
Eastman Chemical Company
200 S. Wilcox Drive
P. O. Box 431
Kingsport, TN 37662-5280 U.S.A.
http://www.eastman.com

Stock Transfer Agent and Registrar
Inquiries and changes to stockholder accounts should be directed to our transfer agent:

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
In the United States: 800-937-5449
Outside the United States: (1) 718-921-8124
http://www.amstock.com

Annual Meeting
Toy F. Reid Employee Center
Kingsport, Tennessee
Thursday, May 3, 2012
11:30 a.m. (ET)

Eastman Stockholder Information
877-EMN-INFO (877-366-4636)
http://www.eastman.com

Annual Report on Form 10-K
Eastman's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission, is available upon written request of any stockholder to Eastman Chemical Company, P.O. Box 431, Kingsport, Tennessee 37662-5280, Attention: Investor Relations. This information is also available via the Internet at Eastman's Web site (www.eastman.com) in the investor information section, and on the SEC's website (www.sec.gov).

Stock Exchange Listing
Eastman Chemical Company common stock is listed and traded on the New York Stock Exchange under the ticker symbol EMN.

Dividends
Quarterly dividends on common stock, if declared by the Board of Directors, are usually paid on or about the first business day of the month following the end of each quarter. Dividends paid were $0.990 in 2011, $0.895 in 2010, and $0.880 in 2009.

In third quarter 2011, the Company's Board of Directors declared a two-for-one split of the Company's common stock, distributed October 3, 2011 in the form of a 100 percent stock dividend. All shares and per share amounts in this Annual Report have been adjusted for all periods presented for the stock split.

Stockholders of record at year-end 2011: 20,959
Shares outstanding at year-end 2011: 137,003,954
Employees at year-end 2011: approximately 10,000

Stock Price

	High	Low	Cash Dividends Declared
2011			
First Quarter	$50.07	$42.39	$0.235
Second Quarter	$55.36	$46.82	$0.235
Third Quarter	$53.31	$32.45	$0.260
Fourth Quarter	$42.62	$33.21	$0.260
2010			
First Quarter	$32.34	$27.94	$0.220
Second Quarter	$35.98	$26.63	$0.220
Third Quarter	$37.43	$25.55	$0.220
Fourth Quarter	$42.29	$36.82	$0.235

Forward-Looking Statements
Certain statements in this Annual Report which are not statements of historical fact may be "forward-looking statements" as defined in, and subject to the protections of, the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements, and other written and oral forward-looking statements made by the Company from time to time may relate to, among other things, such matters as planned and expected capacity increases and utilization; anticipated capital spending; expected depreciation and amortization; environmental matters; expectations regarding the completion of the acquisition of Solutia Inc., including our ability to achieve the expected benefits and synergies from the acquired businesses; pending and future legal proceedings; exposure to, and effects of hedging of, raw material and energy costs, foreign currencies and interest rates; global and regional economic, political, and business conditions; competition; growth opportunities; supply and demand, volume, price, cost, margin, and sales; earnings, cash flow, dividends and other expected financial results and conditions; expectations, strategies, and plans for individual assets and products, businesses and segments as well as for the whole of Eastman; cash requirements and uses of available cash; financing plans and activities; pension expenses and funding; credit ratings; anticipated and other future restructuring, acquisition, divestiture, and consolidation activities; cost reduction and control efforts and targets; the timing of, and benefits from, the integration of and expected business and financial performance of acquired businesses; strategic initiatives and development, production, commercialization, and acceptance of new products, services and technologies and related costs; asset, business and product portfolio changes; and expected tax rates and net interest costs.

These plans and expectations are based upon certain underlying assumptions, including those mentioned with the specific statements. Such assumptions are based upon internal estimates and other analyses of current market conditions and trends, management expectations, plans, and strategies, economic conditions, and other factors. These plans and expectations and the underlying assumptions are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. There also can be no assurance regarding the timing of completion of any proposed acquisitions, and the timing or actual achievement of expected benefits from, integration plans relating to, and expected synergies from, acquired businesses. Actual results could differ materially from expectations expressed in any forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized. The most significant known factors that could cause actual results to differ materially from those in the forward-looking statements are identified and discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Statements and Risk Factors" of this Annual Report.

Board of Directors

Humberto P. Alfonso
Executive Vice President,
Chief Financial Officer, and
Chief Administration Officer
The Hershey Company

Gary E. Anderson
Retired Chairman of the Board
Dow Corning Corporation

Brett D. Begemann
Executive Vice President and
Chief Commercial Officer
Monsanto Company

Michael P. Connors
Chairman of the Board and
Chief Executive Officer
Information Services Group, Inc.

Stephen R. Demeritt
Retired Vice Chairman of the Board
General Mills, Inc.

Robert M. Hernandez
Retired Vice Chairman of the Board
and Chief Financial Officer
USX Corporation

Julie F. Holder
Retired Senior Vice President
The Dow Chemical Company

Renée J. Hornbaker
Chief Financial Officer
Stream Energy

Lewis M. Kling
Retired President, Chief Executive Officer,
and Executive Vice Chairman of the Board
Flowserve Corporation

Howard L. Lance
Retired President, Chief Executive Officer,
and Chairman of the Board
Harris Corporation

David W. Raisbeck
Retired Vice Chairman of the Board
Cargill, Incorporated

James P. Rogers
Chairman of the Board and
Chief Executive Officer
Eastman Chemical Company



Pictured from left to right: Howard Lance, Brett Begemann, Michael Connors, Julie Holder, Gary Anderson, David Raisbeck, James Rogers, Stephen Demeritt, Renée Hornbaker, Lewis Kling, Humberto Alfonso, Robert Hernandez

Executive Officers

James P. Rogers
Chairman of the Board and
Chief Executive Officer

Mark J. Costa
Executive Vice President, Specialty
Polymers, Coatings and Adhesives,
and Chief Marketing Officer

Ronald C. Lindsay
Executive Vice President, Performance
Chemicals and Intermediates, Fibers,
Engineering and Construction, and
Manufacturing Support

Michael H. K. Chung
Senior Vice President and Chief
International Ventures Officer

Curtis E. Espeland
Senior Vice President and
Chief Financial Officer

Theresa K. Lee
Senior Vice President, Chief Legal
and Administrative Officer

Godefroy A.F.E. Motte
Senior Vice President, Chief Regional
and Sustainability Officer

Greg W. Nelson
Senior Vice President and
Chief Technology Officer

Scott V. King
Vice President, Controller and
Chief Accounting Officer

EASTMAN

The results of **insight**™

Eastman Chemical Company
Kingsport, Tennessee, U.S.A.
Telephone: 1.423.229.2000
www.eastman.com

AR-2011